   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   CRANE CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

              DELAWARE                              3491                             13-1952290
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                            100 FIRST STAMFORD PLACE
                               STAMFORD, CT 06902
                                 (203) 363-7300
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               AUGUSTUS I. DUPONT
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            100 FIRST STAMFORD PLACE
                               STAMFORD, CT 06902
                                 (203) 363-7300
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               LAWRENCE LEDERMAN, ESQ.                                LINDA SCHOEMAKER, ESQ.
           MILBANK, TWEED, HADLEY & MCCLOY                                 PERKINS COIE
               1 CHASE MANHATTAN PLAZA                            1201 THIRD AVENUE, 40TH FLOOR
               NEW YORK, NEW YORK 10005                             SEATTLE, WASHINGTON 98101
               TELEPHONE (212) 530-5000                              TELEPHONE (206) 583-8888

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement is declared effective and the effective time of the merger (the "Merger") of Interpoint Corporation ("Interpoint") with Crane Acquisition Corp., a wholly owned subsidiary ("Acquisition Sub") of Crane Co. ("Crane" or "Registrant"), pursuant to the Agreement and Plan of Merger dated as of July 1, 1996 (the "Merger Agreement") by and among Crane, Interpoint and Acquisition Sub, as described in the enclosed Proxy Statement/Prospectus included as Part I of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------
                                                                                  PROPOSED MAXIMUM
                                                                 PROPOSED MAXIMUM    AGGREGATE        AMOUNT OF
TITLE OF EACH CLASS OF                            AMOUNT TO BE    OFFERING PRICE      OFFERING       REGISTRATION
SECURITIES TO BE REGISTERED(1)                     REGISTERED        PER UNIT         PRICE(3)          FEE(4)
- -------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00 per share,
  together with Preferred Share Purchase
  Rights(2)...................................                                      $92,555,430        $14,667
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

(1) This Registration Statement relates to securities of Crane issuable to holders of shares of common stock, without par value, of Interpoint ("Interpoint Common Stock") in the Merger.

(2) Each share of Crane Common Stock includes one Preferred Share Purchase Right. Preferred Share Purchase Rights are attached to and trade with the Crane Common Stock. The value attributable to such rights, if any, is reflected in the market price of Crane Common Stock.

(3) Pursuant to Rules 457(f)(1) and 457(c) of the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on the product of (a) 8,414,130, the maximum number of shares of Interpoint Common Stock that will be outstanding immediately prior to the Merger (assumes exercise of all vested options) and (b) $11.00, the average of the high and low prices of Interpoint Common Stock as reported on the Nasdaq National Market on September 3, 1996.

(4) In accordance with Rule 457(b) of the Securities Act of 1933, as amended, the amount of the registration fee was reduced by $17,249, which is the amount of the fee paid to the Securities and Exchange Commission on July 23, 1996 in connection with the confidential filing of the Proxy Statement/Prospectus that forms a part of this Registration Statement.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                   CRANE CO.

                             CROSS-REFERENCE SHEET
                                      FOR
       REGISTRATION STATEMENT ON FORM S-4 AND PROXY STATEMENT/PROSPECTUS

          FORM S-4 ITEM NUMBER AND CAPTION               LOCATION IN PROXY STATEMENT/PROSPECTUS
- ----------------------------------------------------    ----------------------------------------
  A.  INFORMATION ABOUT THE TRANSACTION
      1.    Forepart of Registration Statement and
              Outside Front Cover Page of
              Prospectus............................    Facing Page of the Registration
                                                        Statement; Cross-Reference Sheet; Cover
                                                          Page of Proxy Statement/Prospectus
      2.    Inside Front and Outside Back Cover
              Pages of Prospectus...................    AVAILABLE INFORMATION; INCORPORATION OF
                                                          CERTAIN DOCUMENTS BY REFERENCE; TABLE
                                                          OF CONTENTS
      3.    Risk Factors, Ratio of Earnings to Fixed
              Charges and Other Information.........    SUMMARY; COMPARATIVE PER SHARE MARKET
                                                          INFORMATION
      4.    Terms of the Transaction................    SUMMARY; BACKGROUND OF AND REASONS FOR
                                                          THE MERGER; THE MERGER; INTERESTS OF
                                                          CERTAIN PERSONS IN THE MERGER; CERTAIN
                                                          TRANSACTIONS; CERTAIN FEDERAL INCOME
                                                          TAX CONSEQUENCES; RIGHTS OF DISSENTING
                                                          INTERPOINT SHAREHOLDERS; DESCRIPTION
                                                          OF CRANE CAPITAL STOCK; COMPARISON OF
                                                          SHAREHOLDER RIGHTS
      5.    Pro Forma Financial Information.........    SUMMARY; UNAUDITED PRO FORMA CONDENSED
                                                          COMBINED FINANCIAL STATEMENTS
      6.    Material Contacts With the Company Being
              Acquired..............................    SUMMARY; BACKGROUND OF AND REASONS FOR
                                                          THE MERGER; INTERESTS OF CERTAIN
                                                          PERSONS IN THE MERGER; CERTAIN
                                                          TRANSACTIONS
      7.    Additional Information Required for
              Reoffering by Persons and Parties
              Deemed to be Underwriters.............    Not Applicable
      8.    Interests of Named Experts and
              Counsel...............................    LEGAL OPINION; TAX OPINIONS; INDEPENDENT
                                                          ACCOUNTANTS
      9.    Disclosure of Commission Position on
              Indemnification for Securities Act
              Liabilities...........................    Not Applicable
  B.  INFORMATION ABOUT THE REGISTRANT
      10.   Information with Respect to S-3
              Registrants...........................    INCORPORATION OF CERTAIN DOCUMENTS BY
                                                          REFERENCE

          FORM S-4 ITEM NUMBER AND CAPTION               LOCATION IN PROXY STATEMENT/PROSPECTUS
- ----------------------------------------------------    ----------------------------------------
      11.   Incorporation of Certain Information by
              Reference.............................    INCORPORATION OF CERTAIN DOCUMENTS BY
                                                          REFERENCE; DESCRIPTION OF CRANE
                                                          CAPITAL STOCK
      12.   Information With Respect to S-2 or S-3
              Registrants...........................    Not Applicable
      13.   Incorporation of Certain Information by
              Reference.............................    Not Applicable
      14.   Information with Respect to Registrants
              Other Than S-2 or S-3 Registrants.....    Not Applicable
  C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED
      15.   Information With Respect to S-3
              Companies.............................    INCORPORATION OF CERTAIN DOCUMENTS BY
                                                          REFERENCE
      16.   Information With Respect to S-2 or S-3
              Companies.............................    Not Applicable
      17.   Information With Respect to Companies
              Other Than S-2 or S-3 Companies.......    Not Applicable
  D.  VOTING AND MANAGEMENT INFORMATION
      18.   Information if Proxies, Consents or
              Authorizations are to be Solicited....    INCORPORATION OF CERTAIN DOCUMENTS BY
                                                          REFERENCE; SUMMARY; COMPANIES; SPECIAL
                                                          MEETING OF SHAREHOLDERS; INTERESTS OF
                                                          CERTAIN PERSONS IN THE MERGER; CERTAIN
                                                          TRANSACTIONS; RIGHTS OF DISSENTING
                                                          INTERPOINT SHAREHOLDERS; SHAREHOLDER
                                                          PROPOSALS FOR 1997 ANNUAL MEETING
      19.   Information if Proxies, Consents or
              Authorizations are not to be Solicited
              or in an Exchange Offer...............    Not Applicable

                      [INTERPOINT CORPORATION LETTERHEAD]

                               SEPTEMBER 10, 1996

To Our Shareholders:

     You are hereby cordially invited to attend a special meeting (the "Special Meeting") of the shareholders of Interpoint Corporation ("Interpoint") to be held at the offices of Perkins Coie, 1201 Third Avenue, 40th Floor, Seattle, Washington, on Friday, October 11, 1996, commencing at 9:00 a.m., local time.

     At the Special Meeting, you will be asked to consider and approve an Agreement and Plan of Merger dated as of July 1, 1996 (the "Merger Agreement"), pursuant to which Interpoint would become a wholly owned subsidiary of Crane Co. ("Crane") through a merger of Interpoint with a subsidiary of Crane (the "Merger") immediately following a spinoff distribution by Interpoint of all the capital stock of Advanced Digital Information Corporation ("ADIC"), its data storage subsidiary, to existing Interpoint shareholders (the "Spinoff"). The accompanying Proxy Statement/Prospectus provides a summary of the Merger Agreement and a description of the Merger and the Spinoff, as well as additional related information. A copy of the Merger Agreement is attached as Appendix I to the Proxy Statement/Prospectus. The accompanying Information Statement contains detailed information concerning ADIC's assets, business and financial performance. Please give this information your prompt and careful attention.

     The Merger is conditioned upon the completion of the Spinoff, and the Spinoff will not occur unless all other conditions to the Merger have been satisfied, including approval of the Merger Agreement by the requisite vote of Interpoint shareholders. Accordingly, neither the Merger nor the Spinoff will occur unless both occur. The Merger, in combination with the Spinoff, results in Interpoint shareholders retaining their proportionate equity interest in ADIC while receiving in the Merger, in exchange for Interpoint's microelectronics business, common stock of Crane, a diversified manufacturer of engineered industrial products and the largest American distributor of doors, windows and millwork, whose shares are traded on the New York Stock Exchange.

     Prior to the Spinoff, Interpoint will make contributions to ADIC's working capital and transfer to ADIC certain other assets in accordance with provisions of the Merger Agreement. The shares of ADIC common stock distributed to Interpoint shareholders in the Spinoff will be listed for quotation on the Nasdaq National Market under the symbol "ADIC."

     In the Merger, each outstanding share of Interpoint common stock will be converted into the right to receive a fraction of a share of Crane common stock, the numerator of which is the Aggregate Share Distribution Amount (as defined in the accompanying Proxy Statement/Prospectus) and the denominator of which is the product of (i) the average closing sales price of the Crane common stock over a specified period of time prior to the closing date of the Merger and (ii) the number of shares of Interpoint common stock outstanding immediately prior to the effective time of the Merger. Interpoint currently estimates that the Aggregate Share Distribution Amount will be between $32 million and $36 million. Based on the closing price of the Crane common stock on September 5, 1996 ($40.25 per share) and the number of outstanding shares of Interpoint common stock on that date, Interpoint estimates that each outstanding share of Interpoint common stock will be converted into Crane common stock having a value of approximately $4.00 to $4.50 per share, or approximately .10 to .11 of a share of Crane common stock. You should be aware that the value of the Crane common stock (and the fraction of a share that represents such value) actually received in the Merger in exchange for a share of Interpoint common stock may vary from these estimates in accordance with the formula set forth above (as more fully described in the accompanying Proxy Statement/Prospectus).

     THE BOARD OF DIRECTORS OF INTERPOINT, AFTER CAREFUL CONSIDERATION, HAS DETERMINED THAT THE MERGER, IN COMBINATION WITH THE SPINOFF, IS FAIR TO AND IN THE BEST INTERESTS OF INTERPOINT AND ITS SHAREHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND RECOMMENDS THAT HOLDERS OF INTERPOINT COMMON STOCK VOTE

"FOR" APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED
THEREBY.

     IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING. FOR THE MERGER TO BECOME EFFECTIVE, THE MERGER AGREEMENT MUST BE APPROVED BY THE AFFIRMATIVE VOTE OF AT LEAST TWO-THIRDS OF THE OUTSTANDING SHARES OF INTERPOINT COMMON STOCK. THE SPINOFF OF ADIC WILL NOT BE EFFECTED UNLESS INTERPOINT SHAREHOLDERS APPROVE THE MERGER AGREEMENT. YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, I ENCOURAGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AT YOUR EARLIEST CONVENIENCE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. Your shares of Interpoint common stock will be voted in accordance with the instructions you have given in your proxy. If you attend the Special Meeting, you may vote in person, even though you previously have returned your proxy card. If you have any questions or need assistance in completing your proxy, please call Karla Olson, Interpoint Investor Relations, at (206) 882-3100.

                                          Very truly yours,

                                          Peter H. van Oppen
                                          Chairman and Chief Executive Officer

                             INTERPOINT CORPORATION
                       10301 WILLOWS ROAD, P.O. BOX 97005
                         REDMOND, WASHINGTON 98073-9705

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD OCTOBER 11, 1996

TO THE SHAREHOLDERS:

     A Special Meeting of Shareholders of Interpoint Corporation, a Washington corporation ("Interpoint"), will be held on Friday, October 11, 1996, commencing at 9:00 a.m., local time, at the offices of Perkins Coie, 1201 Third Avenue, 40th Floor, Seattle, Washington, to consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of July 1, 1996 (the "Merger Agreement") and the transactions contemplated thereby. Pursuant to the Merger Agreement, Crane Acquisition Corp., a Washington corporation and wholly owned subsidiary of Crane Co., a Delaware corporation, will be merged with and into Interpoint (the "Merger"). In the Merger, each outstanding share of Interpoint common stock (the "Interpoint Common Stock") will be converted into the right to receive a fraction of a share of Crane Co. common stock (the "Crane Common Stock"), the numerator of which is the Aggregate Share Distribution Amount (as defined in the accompanying Proxy Statement/Prospectus) and the denominator of which is the product of (i) the average closing sales price of the Crane Common Stock over a specified period of time prior to the closing date of the Merger and (ii) the number of shares of Interpoint Common Stock outstanding immediately prior to the effective time of the Merger.

     Only holders of record of shares of Interpoint Common Stock at the close of business on August 26, 1996, the record date for the Special Meeting, are entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof.

     The affirmative vote of holders of shares representing at least two-thirds of the outstanding shares of Interpoint Common Stock is necessary to approve the Merger Agreement and the transactions contemplated thereby. Pursuant to a separate agreement, the beneficial owners of shares of Interpoint Common Stock having an aggregate of approximately 13.1% of the voting power of the Interpoint Common Stock have agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby.

     The Merger is conditioned upon the spinoff of Advanced Digital Information Corporation ("ADIC"), a wholly owned subsidiary of Interpoint, to existing Interpoint shareholders immediately prior to the Merger (the "Spinoff "). The Spinoff will not occur unless all other conditions to the Merger have been satisfied, including approval of the Merger Agreement by the requisite vote of Interpoint shareholders. In the Spinoff, existing Interpoint shareholders will receive one share of ADIC common stock for each share of Interpoint Common Stock held.

     HOLDERS OF INTERPOINT COMMON STOCK SHOULD CAREFULLY REVIEW THE ACCOMPANYING PROXY STATEMENT/ PROSPECTUS, WHICH MORE FULLY DESCRIBES THE TERMS OF THE MERGER AND RELATED TRANSACTIONS. THE FULL TEXT OF THE MERGER AGREEMENT IS ATTACHED AS APPENDIX I TO THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

     Holders of Interpoint Common Stock have the right to dissent from the Merger and, subject to certain conditions, receive payment for their shares. These rights are described in greater detail in the accompanying Proxy Statement/Prospectus under the caption "Rights of Dissenting Interpoint Shareholders" and are set forth in Sections 23B.13.010 through 23B.13.310 of the Washington Business Corporation Act, a copy of which is attached as Appendix II to the accompanying Proxy Statement/Prospectus.

                                          By Order of the Board of Directors

                                          Leslie S. Rock
                                          Secretary-Treasurer

Redmond, Washington
September 10, 1996

     PLEASE COMPLETE, SIGN, DATE AND MAIL PROMPTLY THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

                              PROXY STATEMENT FOR
                       SPECIAL MEETING OF SHAREHOLDERS OF
                             INTERPOINT CORPORATION
                           TO BE HELD OCTOBER 11, 1996
                            ------------------------

                            PROSPECTUS FOR SHARES OF
                                COMMON STOCK OF
                                   CRANE CO.
                            ------------------------

     This Proxy Statement/Prospectus is being furnished to holders of shares of common stock, no par value per share (the "Interpoint Common Stock"), of Interpoint Corporation, a Washington corporation ("Interpoint"), in connection with the solicitation of proxies by Interpoint's Board of Directors (the "Interpoint Board") for use at a special meeting of shareholders to be held on Friday, October 11, 1996 at the offices of Perkins Coie, 1201 Third Avenue, 40th Floor, Seattle, Washington, commencing at 9:00 a.m., local time, and any adjournments or postponements thereof (the "Special Meeting").

     The Special Meeting has been called to consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of July 1, 1996 (the "Merger Agreement"), a copy of which is attached as Appendix I to this Proxy Statement/Prospectus, providing for the merger of Crane Acquisition Corp. ("Acquisition Corp."), a Washington corporation and wholly owned subsidiary of Crane Co. ("Crane"), a Delaware corporation, with and into Interpoint (the "Merger"), and the transactions contemplated thereby.

     The Merger is conditioned upon the completion of a spinoff distribution by Interpoint of all the capital stock of Advanced Digital Information Corporation ("ADIC"), its data storage subsidiary, to existing Interpoint shareholders (the "Spinoff "). The Spinoff will not occur unless all other conditions to the Merger, including approval of the Merger Agreement by the requisite vote of Interpoint shareholders, have been satisfied. Accordingly, neither the Merger nor the Spinoff will occur unless both occur. The Merger, in combination with the Spinoff, results in the shareholders of Interpoint retaining their proportionate equity interest in ADIC while receiving in the Merger, in exchange for Interpoint's microelectronics business, common stock of Crane, a diversified manufacturer of engineered industrial products and the largest American distributor of doors, windows and millwork, whose shares are traded on the New York Stock Exchange (the "NYSE").

     Prior to the Spinoff, Interpoint will make contributions to ADIC's working capital and transfer to ADIC certain other assets in accordance with the provisions of the Merger Agreement. In the Spinoff, existing Interpoint shareholders will receive one share of ADIC common stock (the "ADIC Common Stock") for each share of Interpoint Common Stock held. The shares of ADIC Common Stock distributed in the Spinoff will be listed for quotation on the Nasdaq National Market under the symbol "ADIC." See "The Spinoff." An Information Statement describing ADIC's assets, business and financial performance (the "Information Statement") accompanies this Proxy Statement/Prospectus.

     At the effective time of the Merger (the "Effective Time"), Interpoint, as the surviving corporation in the Merger (the "Surviving Corporation"), will become a wholly owned subsidiary of Crane and each outstanding share of Interpoint Common Stock, other than shares of Interpoint Common Stock held by shareholders who have demanded dissenters' rights in accordance with the Washington Business Corporation Act (the "WBCA"), will be converted into the right to receive a fraction of a share of fully paid and nonassessable common stock, par value $1.00 per share, of Crane (the "Crane Common Stock"), the numerator of which is the Aggregate Share Distribution Amount (as defined below) and the denominator of which is the product of (i) the average of the closing sales price of the Crane Common Stock for the 10 consecutive trading days ending on the trading date immediately preceding the closing date of the Merger (the "Closing Date") and (ii) the number of shares of Interpoint Common Stock outstanding immediately prior to the Effective Time. The Crane Common Stock to be issued in the Merger will be listed on the NYSE. The "Aggregate Share Distribution Amount" will be $59 million, less the aggregate principal amount of interest-bearing indebtedness of Interpoint and its subsidiaries outstanding immediately prior to the Effective Time and the net amount of certain intercompany advances made by Interpoint to ADIC, as adjusted for certain other balance sheet adjustments as described herein. Fractional shares of Crane Common Stock will not be issued in the Merger. Interpoint shareholders otherwise entitled to a fractional share will be paid the value of such fraction in cash, without interest. All outstanding options to purchase Interpoint Common Stock will be terminated by Interpoint with a cash payment before the Effective Time. See "The Merger--Exchange of Interpoint Common Stock for the Merger Consideration."

THE SHARES OF CRANE COMMON STOCK ISSUABLE PURSUANT TO THIS PROXY STATEMENT/
   PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

     The date of this Proxy Statement/Prospectus is September 10, 1996 and it is first being distributed to Interpoint shareholders on or about September 12, 1996.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED HEREIN, IN THE INFORMATION STATEMENT OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. ANY INFORMATION OR REPRESENTATIONS WITH RESPECT TO SUCH MATTERS NOT CONTAINED HEREIN OR THEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CRANE OR INTERPOINT. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CRANE OR INTERPOINT SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS, IN THE INFORMATION STATEMENT OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                             AVAILABLE INFORMATION

     Crane has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Crane Common Stock to be issued to Interpoint shareholders pursuant to the Merger Agreement. This Proxy Statement/Prospectus also constitutes the prospectus of Crane filed as part of the Registration Statement. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto. For further information, please refer to the Registration Statement, including the exhibits thereto. Statements contained in this Proxy Statement/Prospectus relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. All information contained herein with respect to Crane and Acquisition Corp. has been provided by Crane and all information contained herein with respect to Interpoint and ADIC has been provided by Interpoint.

     Interpoint and Crane are each subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith each files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such information can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Interpoint and Crane. Crane Common Stock is listed on the NYSE and material filed by Crane may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, WITH RESPECT TO INTERPOINT DOCUMENTS, TO THE SECRETARY, INTERPOINT CORPORATION, 10301 WILLOWS ROAD, P.O. BOX 97005, REDMOND, WASHINGTON 98073-9705, TELEPHONE (206) 882-3100; OR WITH RESPECT TO CRANE DOCUMENTS, TO THE SECRETARY, CRANE CO., 100 FIRST STAMFORD PLACE, STAMFORD, CONNECTICUT 06902, TELEPHONE (203) 363-7300. TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY OCTOBER 4, 1996.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Crane. The following documents previously filed by Crane with the SEC are incorporated by reference in this Proxy Statement/Prospectus:

          (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

          (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996; and

          (iii) Proxy Statement dated March 14, 1996 in connection with Crane's annual meeting of stockholders held May 6, 1996.

     Interpoint. The following documents previously filed by Interpoint with the SEC are incorporated by reference in this Proxy Statement/Prospectus:

          (i) Annual Report on Form 10-K for the fiscal year ended October 31, 1995;

          (ii) Quarterly Reports on Form 10-Q for the quarters ended January 31, 1996, April 30, 1996 and July 31, 1996;

          (iii) Proxy Statement dated January 25, 1996 in connection with Interpoint's annual meeting of shareholders held February 21, 1996; and

          (iv) Current Report on Form 8-K dated July 1, 1996.

     All documents filed by Crane or Interpoint pursuant to Section 12(b), 13(a), 13(c), 14 or 15(d), as the case may be, of the Exchange Act subsequent to the date hereof and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed. The information relating to Interpoint and Crane contained in this Proxy Statement/Prospectus does not purport to be comprehensive and should be read together with the information in the documents incorporated by reference.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. All information appearing in this Proxy Statement/Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
AVAILABLE INFORMATION.................   ii
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................  iii
SUMMARY...............................    1
  The Companies.......................    1
  Special Meeting.....................    1
  The Spinoff.........................    2
  The Merger..........................    3
  Additional Considerations...........    5
  Selected Historical Financial
     Data.............................    7
  Summary Unaudited Pro Forma Combined
     Financial Data...................   10
  Comparative and Equivalent Per Share
     Data.............................   11
COMPARATIVE PER SHARE MARKET
  INFORMATION.........................   12
UNAUDITED PRO FORMA CONDENSED COMBINED
  FINANCIAL STATEMENTS................   14
COMPANIES.............................   17
  Crane...............................   17
  Acquisition Corp. ..................   17
  Interpoint..........................   17
  ADIC................................   17
SPECIAL MEETING OF SHAREHOLDERS.......   18
  General.............................   18
  Matters to Be Considered at the
     Special Meeting..................   18
  Record Date; Shares Entitled to
     Vote; Vote Required..............   18
  Proxies; Proxy Solicitation.........   18
BACKGROUND OF AND REASONS FOR THE
  MERGER..............................   20
  Background..........................   20
  Crane's Reasons for the Merger......   23
  Interpoint's Reasons for the Merger;
     Recommendation of the Interpoint
     Board............................   23
THE SPINOFF...........................   25
  Background of and Reasons for the
     Spinoff..........................   25
  Distribution of ADIC Common Stock;
     Treatment of Stock Options.......   25
  Terms of the Separation Agreement...   25
  Terms of the Tax Allocation
     Agreement........................   26
THE MERGER............................   27
  Effective Time of the Merger........   27
  Exchange of Interpoint Common Stock
     for the Merger Consideration.....   27
  Fractional Shares...................   28
  Treatment of Stock Options..........   28

                                        PAGE
                                        ----
  Procedures for Exchange of
     Interpoint Certificates..........   29
  Certain Representations and
     Warranties.......................   30
  Conduct of Business Pending the
     Merger...........................   30
  Certain Additional Agreements.......   32
  Voting Agreement....................   34
  Conditions to Consummation of the
     Merger...........................   34
  Termination.........................   35
  Expenses and Termination Fees.......   35
  Amendment and Waiver................   36
  Accounting Treatment................   36
  Operations of Interpoint After the
     Merger...........................   36
  Federal Securities Law
     Consequences.....................   36
INTERESTS OF CERTAIN PERSONS IN THE
  MERGER; CERTAIN TRANSACTIONS........   36
CERTAIN FEDERAL INCOME TAX
  CONSEQUENCES........................   38
  The Spinoff.........................   38
  The Merger..........................   39
  Pending Legislation.................   40
RIGHTS OF DISSENTING INTERPOINT
  SHAREHOLDERS........................   41
DESCRIPTION OF CRANE CAPITAL STOCK....   43
  Crane Common Stock..................   43
  Crane Preferred Stock...............   43
COMPARISON OF SHAREHOLDER RIGHTS......   43
  Size and Classification of the Board
     of Directors.....................   44
  Removal of Directors................   44
  Special Meetings of Stockholders....   44
  Amendment to Certificate/Articles of
     Incorporation....................   45
  Provisions Relating to Acquisitions
     and Business Combinations........   45
  Mergers, Acquisitions and Other
     Transactions.....................   46
  Action Without a Meeting............   47
  Appraisal or Dissenters' Rights.....   47
  Indemnification of Directors and
     Officers.........................   47
  Dividends...........................   48
  Shareholder Rights Plan.............   48
SHAREHOLDER PROPOSALS FOR 1997 ANNUAL
  MEETING.............................   51
OTHER MATTERS.........................   51
LEGAL OPINION.........................   51
TAX OPINIONS..........................   51
INDEPENDENT ACCOUNTANTS...............   52

Appendix I  -- Agreement and Plan of Merger dated as of July 1, 1996, by and among Crane, Acquisition Corp. and Interpoint

Appendix II -- Sections 23B.13.010 -- 23B.13.310 of the Washington Business
               Corporation Act

                             INDEX OF DEFINED TERMS

     The following terms, when used in this Proxy Statement/Prospectus, have the meanings ascribed to them on the pages of this Proxy Statement/Prospectus listed below.

                                        PAGE
                                        ----
Acquiring Person......................   49
Acquiror..............................   46
Acquisition Corp. ....................    i
ADIC..................................    i
ADIC Common Stock.....................    i
ADIC Replacement Option...............   29
Affiliate Agreement...................   32
Aggregate Share Distribution Amount...    i
Alternative Proposal..................   31
Amendment.............................   50
Average Price.........................    4
B reorganization......................   39
Closing...............................    4
Closing Date..........................    i
Code..................................    6
Continuing Directors..................   46
Crane.................................    i
Crane Board...........................   23
Crane By-Laws.........................   43
Crane Certificate of Incorporation....   43
Crane Common Stock....................    i
Crane Preferred Stock.................   43
Crane Rights..........................   28
Crane Rights Agreement................   28
Crane Rights Record Date..............   48
Crane Series A Preferred Stock........   43
Dain..................................   22
DGCL..................................   43
Director Shareholders.................   34
Distribution Date.....................   49
Effective Time........................    i
ELDEC.................................    6
Exchange Act..........................   ii
Exchange Agent........................   28
HSR Act...............................    5

                                        PAGE
                                        ----
Information Statement.................    i
Interpoint............................    i
Interpoint Affiliates.................   32
Interpoint Articles of
  Incorporation.......................   43
Interpoint Board......................    i
Interpoint Bylaws.....................   43
Interpoint Certificates...............   29
Interpoint Common Stock...............    i
Interpoint Replacement Option.........   29
Interpoint Replacement Option Exercise
  Price...............................   29
IRS...................................    6
Merger................................    i
Merger Agreement......................    i
NASD..................................   47
NYSE..................................    i
Record Date...........................    2
Redemption Price......................   50
Registration Statement................   ii
Right Certificates....................   49
Rights Purchase Price.................   49
Seafirst Bank.........................   32
SEC...................................   ii
Securities Act........................   ii
Segregated Account....................   32
Separation Agreement..................    3
Special Meeting.......................    i
Spinoff...............................    i
Spinoff Agreements....................   30
Spinoff Date..........................    2
Surviving Corporation.................    i
Tax Allocation Agreement..............    3
Trading Days..........................    4
Voting Agreement......................    2
WBCA..................................    i

                                    SUMMARY

     Certain significant matters discussed in this Proxy Statement/Prospectus are summarized below. This summary is not intended to be complete and is qualified in all respects by reference to the more detailed information appearing or incorporated by reference in this Proxy Statement/Prospectus (including the Appendices hereto) or in the Information Statement. Shareholders are urged to read this Proxy Statement/Prospectus, the Appendices hereto and the Information Statement before voting on the matters discussed herein. As used herein, unless the context otherwise requires, the term "Crane" refers to Crane and its subsidiaries and the term "Interpoint" refers to Interpoint and its subsidiaries, except for ADIC and ADIC Europe SARL. All information contained in this Proxy Statement/Prospectus reflects the 2-for-1 split of Interpoint Common Stock effective June 27, 1996.

                                 THE COMPANIES

Crane......................  Crane is a diversified manufacturer of engineered industrial products and the largest American distributor of doors, windows and millwork. Founded in 1855, Crane employs over 10,000 people in North America, Europe, Asia and Australia combined. The mailing address of Crane's principal executive offices is 100 First Stamford Place, Stamford, Connecticut 06902, and its telephone number is
                             (203) 363-7300. See "Available Information" and "Companies--Crane."

Interpoint.................  Interpoint designs, manufactures and sells proprietary high-performance power converters and custom hybrid microcircuits for use in a wide range of applications, including commercial aerospace, military electronics, general commercial applications and implantable and nonimplantable medical devices. The mailing address of Interpoint's principal executive offices is 10301 Willows Road, P.O. Box 97005, Redmond, Washington 98073-9705, and its telephone number is (206) 882-3100. See "Available Information" and "Companies--Interpoint."

Acquisition Corp. .........  Acquisition Corp., a Washington corporation and a wholly owned subsidiary of Crane, was formed by Crane solely for the purpose of effecting the Merger. The mailing address of Acquisition Corp.'s principal executive offices is c/o Crane, 100 First Stamford Place, Stamford, Connecticut 06902, and its telephone number is (203) 363-7300. See "Companies-- Acquisition Corp."

ADIC.......................  ADIC, a Washington corporation and a wholly owned subsidiary of Interpoint, designs, manufactures, markets and supports specialized data storage peripherals used to backup and archive electronic data for client/server and workstation network computing environments. The mailing address of ADIC's principal executive offices is 10201 Willows Road, P.O. Box 97057, Redmond, Washington 98073-9757, and its telephone number is (206) 881-8004. See "The Companies--ADIC."

                                SPECIAL MEETING

Date, Time and Place of the
  Special Meeting..........  The Special Meeting will be held on Friday,
                             October 11, 1996 at 9:00 a.m., local time, at the offices of Perkins Coie, 1201 Third Avenue, 40th Floor, Seattle, Washington.

Purposes of the Special
  Meeting..................  At the Special Meeting, shareholders of Interpoint will consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby, pursuant to which Interpoint would become a wholly owned subsidiary of Crane. Although no shareholder vote is required to approve the Spinoff, the Merger and the Spinoff are interdependent, so that a vote to approve the Merger Agreement is in effect a vote to approve the Spinoff.

Record Date................  Only holders of record of Interpoint Common Stock at the close of business on August 26, 1996 (the "Record Date") are entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. On the Record Date, 7,941,324 shares of Interpoint Common Stock were outstanding and entitled to vote.

Quorum; Vote Required......  The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Interpoint Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Special Meeting. The affirmative vote of holders of shares representing at least two-thirds of the outstanding shares of Interpoint Common Stock is necessary to approve the Merger Agreement and the transactions contemplated thereby. As a result, abstentions, failures to vote and broker nonvotes will have the practical effect of voting against approval of the Merger Agreement and the transactions contemplated thereby. See "Special Meeting of Shareholders--Record Date; Shares Entitled to Vote; Vote Required."

Ownership of Interpoint
  Common Stock by
  Management and Certain
  Persons; Voting
  Agreement................  Directors and executive officers of Interpoint and their affiliates beneficially own in the aggregate approximately 14.2% of the outstanding shares of Interpoint Common Stock as of the Record Date and have indicated that they plan to vote or direct the vote of all shares of Interpoint Common Stock over which they have voting control in favor of the Merger Agreement and the transactions contemplated thereby. Three of the directors included above, who together beneficially own approximately 13.1% of the outstanding shares of Interpoint Common Stock, have entered into a Voting Agreement dated as of July 1, 1996 (the "Voting Agreement") pursuant to which they agreed to vote their shares of Interpoint Common Stock in favor of the Merger Agreement and the transactions contemplated thereby. See "The Merger--Voting Agreement" and "Interests of Certain Persons in the Merger; Certain Transactions."

                                  THE SPINOFF

Distribution of ADIC
  Common Stock.............  Subject to approval of the Merger Agreement and the transactions contemplated thereby by Interpoint shareholders, Interpoint will distribute to its shareholders pro rata all the ADIC Common Stock. Interpoint shareholders will receive one share of ADIC Common Stock for each share of Interpoint Common Stock held on the Closing Date immediately prior to the effective time of the Merger (the "Spinoff

                             Date"). The Spinoff will be effected immediately prior to the Merger, and is conditioned upon the approval by Interpoint shareholders of the Merger Agreement and the transactions contemplated thereby. See "The Spinoff."

Separation and Tax
  Allocation Agreements....  Prior to the Closing, Interpoint and ADIC will enter into a Separation Agreement (the "Separation Agreement") providing for the transfer of certain assets from Interpoint to ADIC, including the forgiveness of intercompany debt, and containing certain other provisions that will govern the relationship between ADIC and Interpoint following the Spinoff. Interpoint and ADIC will also enter into a Tax Allocation Agreement (the "Tax Allocation Agreement") providing for the allocation of tax benefits and obligations and certain other related matters. See "The Spinoff--Terms of the Separation Agreement" and "--Terms of the Tax Allocation Agreement."

Quotation of ADIC Common
  Stock on the Nasdaq
  National Market..........  ADIC Common Stock distributed in the Spinoff will be listed for quotation on the Nasdaq National Market under the symbol "ADIC."

                                   THE MERGER

General....................  Upon consummation of the Merger, Acquisition Corp., a wholly owned subsidiary of Crane, will be merged with and into Interpoint, which will be the Surviving Corporation, and shares of Interpoint Common Stock outstanding immediately prior to the Merger (other than shares as to which dissenters' rights have been exercised) will be converted into the right to receive shares of Crane Common Stock. No fractional shares of Crane Common Stock will be issued in the Merger. Interpoint shareholders otherwise entitled to a fractional share will be paid the value of such fraction in cash, without interest. All outstanding options to purchase Interpoint Common Stock will be terminated by Interpoint with a cash payment prior to the Effective Time.

Recommendation of
  Interpoint Board of
  Directors................  THE INTERPOINT BOARD, AFTER CAREFUL CONSIDERATION,
                             HAS DETERMINED THAT THE MERGER, IN COMBINATION WITH THE SPINOFF, IS FAIR TO, AND IN THE BEST INTERESTS OF, INTERPOINT AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT INTERPOINT SHAREHOLDERS APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

Reasons for the Merger.....  The Interpoint Board's recommendation is based on a number of factors discussed in this Proxy
                             Statement/Prospectus, including the structure of the Merger Agreement and the transactions contemplated thereby, including the Spinoff, which allows Interpoint shareholders to participate in the Merger and retain a proportionate equity interest in ADIC as a stand-alone company whose shares will be publicly traded; the opportunity for Interpoint shareholders to benefit from owning shares in a larger, more diversified company with greater financial resources than Interpoint; the opportunities presented by the Merger for revenue enhancement, cost savings and future growth in the microelectronics business; and the tax-free nature of the Merger and the Spinoff to holders of Interpoint Common Stock. See "Background of and Reasons for the Merger."

Effective Time of the
  Merger...................  Following receipt of all required approvals and the satisfaction or waiver (where permissible) of the other conditions to the Merger, the Merger will be consummated and become effective at the time at which Articles of Merger to be filed pursuant to the WBCA are accepted for filing by the Secretary of State of Washington or at such later date and time as may be specified in such Articles of Merger. See "The Merger-- Effective Time of the Merger," "--Conditions to Consummation of the Merger" and "--Amendment and Waiver."

Consideration Received by
  Interpoint Shareholders
  in the Merger............  In the Merger, Interpoint shareholders will be entitled to receive, for each share of Interpoint Common Stock held, a fraction of a share of Crane Common Stock, the numerator of which is the Aggregate Share Distribution Amount and the denominator of which is the product of (i) the Average Price (as defined below) and (ii) the number of shares of Interpoint Common Stock outstanding immediately prior to the Effective Time. The "Aggregate Share Distribution Amount" will be $59 million, less (a) the aggregate principal amount of interest-bearing indebtedness of Interpoint and its subsidiaries outstanding immediately before the Effective Time, plus accrued and unpaid interest thereon, as reduced by $1,087,500 (the principal amount of a note payable to Interpoint) and (b) the net amount of intercompany advances made by Interpoint to ADIC subsequent to April 30, 1996 from any source other than the indebtedness referred to in clause (a) above and outstanding immediately before the Effective Time, excluding amounts advanced to satisfy a management service charge of $10,000 per month, but including the fair market value of property other than cash, excluding (i) all of Interpoint's interest in ADIC Europe SARL and Visual Technologies, Limited and (ii) any additional property (other than cash) to be transferred by Interpoint to ADIC in connection with the Spinoff and approved by Crane. The "Average Price" is equal to the average of the closing sales price of Crane Common Stock as reported on the NYSE Composite Tape for the 10 consecutive trading days on which securities are traded on the NYSE ("Trading Days") ending on (and including) the Trading Day immediately preceding the Closing Date. See "The Merger--Exchange of Interpoint Common Stock for the Merger Consideration."

                             Based on an estimated Aggregate Share Distribution Amount of approximately $32 million to $36 million, the closing price of Crane Common Stock on September 5, 1996 and the number of outstanding shares of Interpoint Common Stock on that date, Interpoint estimates that each outstanding share of Interpoint Common Stock will be converted into Crane Common Stock having a value of approximately $4.00 to $4.50 per share, or approximately .10 to .11 of a share of Crane Common Stock. Interpoint shareholders should be aware that the value of the Crane Common Stock (and the fraction of a share that represents such value) actually received in the Merger in exchange for a share of Interpoint Common Stock may vary from those estimates in accordance with the formula set forth above and is expected to fluctuate prior to the closing of the Merger (the "Closing"). See "The Merger--Exchange of Interpoint Common Stock for the Merger Consideration."

Quotation of Crane Common
  Stock on the NYSE........  The Crane Common Stock to be issued in the Merger will be listed on the NYSE.

Operations of Interpoint
  After the Merger.........  After the Merger, Interpoint will be a wholly owned subsidiary of Crane and will operate as one of Crane's business units. Crane currently intends to maintain Interpoint's operations in their present locations. After the Merger, Interpoint will have access to resources generally available to Crane's other business units. See "The Merger--Operations of Interpoint After the Merger."

Termination; Termination
Fee........................  The Merger Agreement may be terminated in certain circumstances as described in "The
                             Merger--Termination." Upon termination of the Merger Agreement under certain circumstances, Interpoint would be required to pay Crane $3.0 million plus an amount equal to all out-of-pocket fees and expenses incurred by Crane, not to exceed $1.0 million. See "The Merger--Expenses and Termination Fees."

Conditions; Regulatory
  Approvals................  Consummation of the Merger is conditioned upon the fulfillment or waiver (where permissible) of certain conditions, including, but not limited to, approval of the Merger Agreement by the Interpoint shareholders, completion of the Spinoff and termination or expiration of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The parties to the Merger filed notifications under the HSR Act on July 17, 1996 and the waiting period in connection with such filings expired on August 16, 1996.

Dissenters' Rights.........  Holders of Interpoint Common Stock have the right to dissent from the Merger and, subject to certain conditions, to receive payment of the "fair value" of their shares of Interpoint Common Stock, as provided in Sections 23B.13.010 through 23B.13.310 of the WBCA. See "Rights of Dissenting Interpoint Shareholders."

Accounting Treatment.......  The Merger will be accounted for under the
                             "purchase" method of accounting. See "The
                             Merger--Accounting Treatment."

                           ADDITIONAL CONSIDERATIONS

Certain Federal Income Tax
  Consequences.............  It is expected that the Merger will constitute a tax-free reorganization for federal income tax purposes and, accordingly, no gain or loss will be recognized by holders of Interpoint Common Stock upon the conversion of Interpoint Common Stock into Crane Common Stock in the Merger (except with respect to any cash received in lieu of a fractional share of Crane Common Stock or in respect of shares for which dissenters' rights have been perfected). It is further expected that no gain or loss will be recognized by Interpoint or Crane as a result of the Merger. It is expected that the Spinoff will qualify as a tax-free distribution for federal income tax purposes and, accordingly, no gain or loss will be recognized by holders of Interpoint Common Stock upon receipt of ADIC Common Stock in the Spinoff.

                             The parties will not be requesting a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Spinoff or the Merger. Although Perkins Coie and Milbank, Tweed, Hadley & McCloy will issue opinions to Interpoint and to Crane, respectively, that the Spinoff and the Merger will be tax-free transactions under the Internal Revenue Code of 1986, as amended (the "Code"), those opinions will not be binding on the IRS. In addition, those opinions will be based on a number of representations, the inaccuracy of any one of which could result in the Spinoff or the Merger or both being taxable transactions to Interpoint and its shareholders. Also, if the Revenue Reconciliation Act of 1996, as proposed by the Clinton administration, were passed by Congress in its current form, which appears unlikely at this time, the Spinoff would be taxable to Interpoint.

                             SHAREHOLDERS OF INTERPOINT ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF BOTH THE SPINOFF AND THE MERGER. SEE "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

Interests of Certain
  Persons in the Merger;
  Certain Transactions.....  In considering the recommendation of the Interpoint
                             Board with respect to the Merger Agreement and the transactions contemplated thereby, holders of Interpoint Common Stock should be aware that certain executive officers and directors of Interpoint have interests in the Merger that are in addition to and not necessarily aligned with the interests of Interpoint shareholders generally. These interests include, among other things: (i) certain executive officers and directors will receive cash payments in exchange for termination of stock options held by them; (ii) the Merger Agreement contains customary provisions with respect to the continuation of existing indemnification rights in favor of officers, directors and employees of Interpoint and the continuation of directors' and officers' liability insurance; (iii) certain executive officers and other management employees of Interpoint will be the beneficiaries of a severance policy to be continued by Interpoint, as the Surviving Corporation, for at least two years following the Closing, pursuant to which each will be eligible for certain severance benefits; and (iv) Peter H. van Oppen, Interpoint's Chairman, President and Chief Executive Officer, will enter into a six-month consulting agreement with ELDEC Corporation ("ELDEC"), a wholly owned subsidiary of Crane located in Seattle, Washington. See "Interests of Certain Persons in the Merger; Certain Transactions."

                       SELECTED HISTORICAL FINANCIAL DATA

     The following selected historical financial data of Crane as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995 and Interpoint as of October 31, 1994 and 1995 and for the years ended October 31, 1993, 1994 and 1995 have been derived from and are qualified in their entirety by, and should be read in conjunction with, the respective audited consolidated financial statements and notes thereto incorporated by reference herein. See "Incorporation of Certain Documents by Reference" and "Unaudited Pro Forma Condensed Combined Financial Statements."

     Crane's consolidated statement of income data for the years ended December 31, 1991 and 1992 and the balance sheet data as of December 31, 1991, 1992 and 1993 are derived from Crane's audited consolidated financial statements that are neither included nor incorporated by reference herein. Interpoint's consolidated statement of income data for the years ended October 31, 1991 and 1992 and the balance sheet data as of October 31, 1991, 1992 and 1993 are derived from Interpoint's audited consolidated financial statements that are neither included nor incorporated by reference herein.

     The following selected historical financial data of ADIC have been derived from audited ADIC financial statements that are neither included nor incorporated by reference herein. For the two-year period ended October 31, 1995, the selected historical financial data relate to ADIC as it was operated as part of Interpoint. For the three-year period ended September 30, 1993, the selected historical financial data relate to the operation of ADIC as an independent company. In order to conform ADIC's fiscal year end to Interpoint's fiscal year end upon the merger of ADIC into Interpoint in February 1994, ADIC's financial statements for the month of October 31, 1993 are not included for either the fiscal year ended September 30, 1993 or October 31, 1994.

     The unaudited financial data presented below for the interim periods ended June 30, 1995 and 1996 and July 31, 1995 and 1996 are derived from the unaudited consolidated financial statements of each of Crane, Interpoint and ADIC, as applicable. Those statements of Crane and Interpoint are incorporated by reference herein. In the opinion of Crane, Interpoint and ADIC, the applicable unaudited financial data have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary to fairly state the information set forth herein. Operating results for the interim periods ended June 30, 1996 and July 31, 1996 are not necessarily indicative of the results that may be expected for the entire year or for any other interim period.

                                     CRANE

                                                                                             AT OR FOR SIX MONTHS
                                     AT OR FOR FISCAL YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                         ----------------------------------------------------------------   -----------------------
                            1991           1992         1993         1994         1995         1995         1996
                         ----------     ----------   ----------   ----------   ----------   ----------   ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT
  OF INCOME DATA
Net sales..............  $1,302,532     $1,306,977   $1,310,205   $1,653,466   $1,782,310   $  884,057   $  902,694
Depreciation and
  amortization.........      28,411         28,530       29,420       44,691       48,765       23,846       24,072
Operating profit.......      78,902         45,244       85,856      109,889      142,948       67,518       77,550
Interest expense.......      11,540         14,464       11,396       24,171       26,913       14,030       11,630
Income before taxes....      72,405         38,689       79,818       91,227      121,468       54,477       64,499
Provision for income
  taxes................      27,412         14,403       30,925       35,294       45,131       21,085       24,187
Income from
  operations...........  $   44,993(1)  $   24,286   $   48,893   $   55,933   $   76,337   $   33,392   $   40,312
                         ==========     ==========   ==========   ==========   ==========   ==========     ========
Income per common
  share:
  Primary..............  $     1.42(1)  $      .79   $     1.62   $     1.86   $     2.50   $     1.10   $     1.32
  Fully diluted........        1.41(1)         .78         1.61         1.85         2.49         1.10         1.32
  Weighted average
    number of shares
    outstanding........      31,628         30,845       30,217       30,146       30,544       30,459       30,586
CONSOLIDATED BALANCE
  SHEET DATA
Assets.................  $  630,237     $  630,211   $  744,165   $1,008,045   $  998,411   $1,035,873   $1,023,905
Long-term debt.........      83,847        111,048      105,557      331,289      281,093      326,258      265,180
Cash dividends per
  common share.........  $      .75     $      .75   $      .75   $      .75   $      .75   $     .375   $     .375

- ---------------
(1) Income before cumulative effect of a change in accounting for post-retirement benefits other than pensions of $22,341 ($.70 per share).

                                 INTERPOINT(1)

                                                                                                 AT OR FOR NINE
                                                                                                     MONTHS
                                      AT OR FOR FISCAL YEAR ENDED OCTOBER 31,                    ENDED JULY 31,
                           -------------------------------------------------------------      --------------------
                            1991           1992         1993         1994         1995         1995         1996
                           -------        -------      -------      -------      -------      -------      -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  INCOME DATA
Net sales................  $42,089        $47,832      $52,081      $54,755      $71,056      $48,473      $74,290
Acquisition expenses.....       --             --           --          729           --           --           --
Net income...............       41          2,143        2,320        1,726        3,088        1,821        4,332
Average number of common
  and common equivalent
  shares
  outstanding(2).........    7,742          7,722        7,841        7,990        8,005        7,977        8,152
Net income per
  share(2)...............  $   .01        $   .28      $   .30      $   .22      $   .39      $   .23      $   .53
CONSOLIDATED BALANCE
  SHEET DATA(3)
Total assets.............  $30,356        $34,006      $34,100      $39,139      $47,920      $43,167      $58,409
Long-term debt, excluding
  current portion........    5,775          7,372        5,935        4,029        3,551        3,364       13,146
Shareholders' equity.....   11,014         13,298       15,784       18,023       21,351       20,096       26,106

- ---------------
(1) In February 1994, Interpoint acquired ADIC in a merger accounted for as a pooling of interests. Consequently, all amounts presented are as if the companies had been combined as of the beginning of the periods presented.

(2) On June 27, 1996, Interpoint effected a 2-for-1 stock split. Retroactive effect is given to the split.

(3) Interpoint has not declared any dividends on the Interpoint Common Stock during the periods indicated above.

                                   ADIC(1)(2)

                                                                     AT OR FOR FISCAL         AT OR FOR NINE
                                     AT OR FOR FISCAL YEAR                 YEAR                   MONTHS
                                      ENDED SEPTEMBER 30,            ENDED OCTOBER 31,        ENDED JULY 31,
                                -------------------------------     -------------------     -------------------
                                 1991        1992        1993        1994        1995        1995        1996
                                -------     -------     -------     -------     -------     -------     -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA
Net sales.....................  $11,735     $12,837     $17,108     $20,083     $31,716     $20,969     $39,571
Net income (loss).............   (1,365)        964       1,285         (42)        292         170       1,941
                                =======     =======     =======     =======     =======     =======     =======
Pro forma average number of
  common and common equivalent
  shares outstanding(3).......                                                    8,010                   8,158
Pro forma net income per
  share.......................                                                  $  0.04                 $  0.24
                                                                                =======                 =======
CONSOLIDATED BALANCE SHEET
  DATA
Total assets..................  $ 3,637     $ 3,958     $ 5,895     $ 8,710     $13,943     $10,892     $21,269
Long-term and intercompany
  debt, excluding current
  portion.....................      106         916         672       2,358       5,434       3,892       8,441
Shareholders' equity..........      539       1,524       2,808       3,027       3,387       3,304       5,304

- ---------------
(1) The periods subsequent to the fiscal year ended September 30, 1993 reflect ADIC's results of operations as a wholly owned subsidiary of Interpoint. ADIC was acquired by Interpoint in February 1994 in a transaction accounted for as a pooling of interests. Results of operations include allocations of corporate expenses and interest expense on intercompany borrowings. The fiscal years ended September 30, 1991, 1992 and 1993 reflect ADIC's results of operations as a separate company prior to the acquisition by Interpoint.

(2) In June 1994, ADIC acquired its wholly owned subsidiary, ADIC Europe SARL, in a transaction accounted for as a purchase.

(3) Pro forma net income per share is calculated for the nine months ended July 31, 1996 and for the fiscal year ended October 31, 1995 based on the number of shares of Interpoint Common Stock outstanding at June 30, 1996, plus the incremental shares outstanding, as calculated under the treasury stock method, of the estimated number of ADIC stock options that will be outstanding as a result of the Spinoff. Retroactive effect was given to the 2-for-1 stock split that became effective June 27, 1996.

              SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following summary unaudited pro forma combined financial data for the year ended December 31, 1995 and for the six months ended June 30, 1996 give effect to the Merger as if it had occurred at the beginning of the applicable period for pro forma income statement data and as of June 30, 1996 for pro forma balance sheet data using the purchase method of accounting. The pro forma income statement data for the year ended December 31, 1995 and the six months ended June 30, 1996 reflect the combination of statement of income data of Crane for the year ended December 31, 1995 and the six months ended June 30, 1996 with the statement of income data of Interpoint (after giving effect to the Spinoff) for the year ended October 31, 1995 and the six months ended April 30, 1996, respectively. The 1996 pro forma balance sheet data reflect the combination of the balance sheet of Crane as of June 30, 1996 and the balance sheet of Interpoint as of April 30, 1996. The summary pro forma combined financial data should be read in conjunction with the unaudited pro forma combined financial statements and notes thereto, which are included elsewhere in this Proxy Statement/Prospectus. The pro forma combined financial data are not necessarily indicative of actual or future operating results or the financial position that would have occurred or will occur upon consummation of the Merger and the Spinoff. See "Unaudited Pro Forma Condensed Combined Financial Statements."

                                                                                      PRO FORMA
                                                                       ----------------------------------------
                                                  HISTORICAL               ADJUSTMENTS
                                           ------------------------    -------------------
                                             CRANE       INTERPOINT    ADIC(1)     MERGER             COMBINED
                                           ----------    ----------    --------    -------           ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
YEAR ENDED DECEMBER 31, 1995
Net sales................................  $1,782,310     $ 71,056     $(31,716)   $  (958)(2)       $1,820,692
Cost of sales............................   1,355,938       49,250      (22,107)      (958)(2)        1,382,123
                                           ----------      -------     --------    -------           ----------
    Gross profit.........................     426,372       21,806       (9,609)        --              438,569
Income before tax........................     121,468        4,252         (215)    (2,071)(3) (4)      123,434
Net income...............................  $   76,337     $  3,088     $   (292)   $(1,931)(5)       $   77,202
                                           ==========      =======     ========    =======           ==========
Average primary shares outstanding.......      30,544        8,005                                       31,403
Net income per share.....................  $     2.50     $   0.39                                   $     2.46
SIX MONTHS ENDED JUNE 30, 1996
Net sales................................  $  902,694     $ 45,077     $(24,386)   $  (400)(2)       $  922,985
Cost of sales............................     659,587       32,812      (17,657)      (400)(2)          674,342
                                           ----------      -------     --------    -------           ----------
    Gross profit.........................     243,107       12,265       (6,729)        --              248,643
Income before tax........................      64,499        3,243       (1,506)    (1,081)(3) (4)       65,155
Net income...............................  $   40,312     $  1,996     $ (1,008)   $  (976)(5)       $   40,324
                                           ==========      =======     ========    =======           ==========
Average primary shares outstanding.......      30,586        8,050                                       31,445
Net income per share.....................  $     1.32     $   0.25                                   $     1.28
AS OF JUNE 30, 1996
Total assets.............................  $1,023,905     $ 55,702     $(20,377)   $31,925 (6) (7)    1,091,155
Current liabilities......................     250,617       14,911       (7,358)     2,210 (8) (9)      260,380
Long-term debt...........................     265,180       16,055       (8,701)    13,701 (10)         286,235
Total equity.............................     407,088       23,360       (4,318)    15,314 (11)(12)     441,444

- ---------------
 (1) The ADIC adjustments reflect the Spinoff.

 (2) Reflects the elimination of intercompany sales and costs of sales between Interpoint and Crane.

 (3) Reflects the estimated additional depreciation and amortization of goodwill associated with the acquisition of Interpoint by Crane.

 (4) Reflects the estimated interest expense on additional debt, which will be used to fund the buyout of Interpoint stock options and a capital contribution to ADIC.

 (5) Includes estimated tax benefits associated with the pro forma adjustments.

 (6) Reflects the preliminary allocation of purchase accounting adjustments to Interpoint assets and liabilities.

 (7) Reflects the preliminary estimate of cost in excess of Interpoint's net assets acquired.

 (8) Reflects the estimated additional debt required to fund the buyout of Interpoint stock options prior to the Merger.

 (9) Reflects the estimated tax benefit associated with the buyout of Interpoint stock options.

(10) Reflects the capitalization of ADIC debt by Interpoint.

(11) Reflects the issuance of 858,900 shares of Crane Common Stock (at an assumed average market value of $40 per share) in exchange for the outstanding Interpoint Common Stock after the Spinoff.

(12) Reflects the elimination of Interpoint capital accounts upon consolidation with Crane.

                   COMPARATIVE AND EQUIVALENT PER SHARE DATA

     Comparative Per Share Data. The following table presents comparative per share data for Crane (on a historical and pro forma basis) and for Interpoint (on a historical and equivalent per share basis). Historical information for Crane and for Interpoint has been derived from their respective selected financial data included elsewhere or incorporated by reference herein. The pro forma combined information is not necessarily indicative of actual or future operating results or financial position that would have occurred or will occur upon consummation of the Merger. The information presented below should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this Proxy Statement/Prospectus and the separate historical consolidated financial statements of Crane and of Interpoint incorporated by reference herein.

                                                                 YEAR ENDED         SIX MONTHS ENDED
                                                              DECEMBER 31, 1995      JUNE 30, 1996
                                                              -----------------     ----------------
CRANE
Historical:
  Net income per common share...............................       $  2.50              $  1.32
  Book value per common share...............................         12.44                13.41
  Cash dividends per common share...........................           .75                  .375
Pro Forma Combined(1)(2):
  Net income per common share...............................       $  2.46              $  1.28
  Book value per common share...............................         13.72                14.04
  Cash dividends per common share...........................           .75                  .375

                                                                  YEAR ENDED        SIX MONTHS ENDED
                                                               OCTOBER 31, 1995      APRIL 30, 1996
                                                               ----------------     ----------------
INTERPOINT
Historical:
  Net income per common share................................       $  .39               $  .25
  Book value per common share................................         2.67                 2.90
  Cash dividends per common share............................          N/A                  N/A
Pro Forma Equivalent(1)(2):
  Net income per common share................................       $  .27               $  .14
  Book value per common share................................         1.48                 1.52
  Cash dividends per common share............................          .08                  .04

- ---------------
(1) Per share data were calculated assuming a conversion rate of one share of Crane Common Stock for every 9.25 shares of Interpoint Common Stock. This conversion rate is based on the Aggregate Share Distribution Amount, which is $59 million less certain deductions which, as of June 30, 1996, were approximately $24.6 million, resulting in the distribution of $34.4 million of Crane Common Stock, or 858,900 shares at an assumed average market value of $40 per share. The ultimate conversion rate may be higher or lower based upon the final Aggregate Share Distribution Amount, which will be determined as of the Effective Time. See "The Merger--Exchange of Interpoint Common Stock for the Merger Consideration."

(2) The pro forma combined and pro forma equivalent per share amounts do not include any values attributable to ADIC, which is to be spun off to Interpoint's shareholders prior to the Merger.

     Equivalent Per Share Data. On July 1, 1996, the last trading day immediately prior to the public announcement of the execution of the Merger Agreement, the closing sale price for the Crane Common Stock as reported on the NYSE was $40 7/8 per share and the last sale price for the Interpoint Common Stock as reported on the Nasdaq National Market was $15 per share. The "equivalent per share price" of the Interpoint Common Stock on such date, based on the closing sale price per share for the Crane Common Stock as reported on the NYSE on such date, multiplied by the fraction of a share of Crane Common Stock into which each share of Interpoint Common Stock is expected to be converted based on the assumptions stated in footnote (1) to the table above, and without including any value attributable to ADIC, would be $4.42 per share. The ultimate "equivalent per share price" may be higher or lower based upon the final Aggregate Share Distribution Amount, the trading prices of the Crane Common Stock and the Interpoint Common Stock prior to the Closing, and the number of shares of Interpoint Common Stock outstanding immediately prior to the Closing.

                    Comparative PER SHARE MARKET INFORMATION

     Crane. Crane Common Stock is listed on the NYSE. The table below sets forth for the fiscal periods indicated the high and low closing prices per share of Crane Common Stock on the NYSE as reported in published financial sources and the dividends per share paid on Crane Common Stock.

                                                              PRICE PER
                                                              SHARE OF
                                                            CRANE COMMON
                                                                STOCK         DIVIDENDS PER
                                                            -------------     SHARE OF CRANE
                                                            HIGH     LOW       COMMON STOCK
                                                            ----     ----     --------------
    FISCAL YEAR ENDED DECEMBER 31, 1994
      First Quarter.......................................  $29 1/2  $24 3/4      $.1875
      Second Quarter......................................   27 1/4   24 1/8       .1875
      Third Quarter.......................................   27 1/4   24 1/4       .1875
      Fourth Quarter......................................   27 7/8   24 7/8       .1875
    FISCAL YEAR ENDED DECEMBER 31, 1995
      First Quarter.......................................   31       25 7/8       .1875
      Second Quarter......................................   38 5/8   30 1/8       .1875
      Third Quarter.......................................   39 1/2   30           .1875
      Fourth Quarter......................................   38 3/8   32 3/4       .1875
    FISCAL YEAR ENDING DECEMBER 31, 1996
      First Quarter.......................................   43 3/8   36 1/8       .1875
      Second Quarter......................................   44 1/2   38 3/4       .1875
      Third Quarter (through September 5, 1996)...........   41       36 1/2

     On July 1, 1996, the last full trading day prior to announcement of the execution of the Merger Agreement, the reported NYSE closing price per share of Crane Common Stock was $40 7/8. On September 5, 1996, the most recent available date prior to printing this Proxy Statement/Prospectus, the reported NYSE closing price per share of Crane Common Stock was $40 1/4. On that date, there were approximately 6,200 holders of record. The Crane Common Stock to be issued in the Merger is currently held by Crane in treasury.

     Interpoint. Interpoint Common Stock is quoted on the Nasdaq National Market. The table below sets forth for the fiscal periods indicated the high and low sale prices per share of Interpoint Common Stock on the Nasdaq National Market as reported in published financial sources. All Interpoint sales prices shown below have been adjusted to reflect the 2-for-1 stock split of Interpoint Common Stock effective June 27, 1996.

                                                                             PRICE PER
                                                                              SHARE OF
                                                                             INTERPOINT
                                                                            COMMON STOCK
                                                                            ------------
                                                                            HIGH     LOW
                                                                            ----     ---
    FISCAL YEAR ENDED OCTOBER 31, 1994
      First Quarter.......................................................  $6 7/8   $3 1/2
      Second Quarter......................................................   6 1/2    3 1/2
      Third Quarter.......................................................   5 1/2    3 1/2
      Fourth Quarter......................................................   5 3/4    4
    FISCAL YEAR ENDED OCTOBER 31, 1995
      First Quarter.......................................................   4 3/4    3 3/8
      Second Quarter......................................................   4 5/8    3 1/2
      Third Quarter.......................................................   5 3/8    3 3/4
      Fourth Quarter......................................................   6 1/4    4 1/2
    FISCAL YEAR ENDING OCTOBER 31, 1996
      First Quarter.......................................................   6 3/16   4 3/8
      Second Quarter......................................................   7 1/8    4 1/2
      Third Quarter.......................................................  19 5/8    6 3/4
      Fourth Quarter (through September 5, 1996)..........................  14        9 1/4

     On July 1, 1996, the last full trading day prior to announcement of the execution of the Merger Agreement, the reported Nasdaq National Market last sale price per share of Interpoint Common Stock was $15. On September 5, 1996, the most recent available date prior to printing this Proxy Statement/Prospectus, the reported Nasdaq National Market last sale price per share of Interpoint Common Stock was $11 1/8. On that date, there were approximately 300 holders of record.

     Interpoint has never paid cash dividends on Interpoint Common Stock. The Merger Agreement prohibits Interpoint from paying cash dividends prior to the Effective Time.

     INTERPOINT SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE CRANE COMMON STOCK AND THE INTERPOINT COMMON STOCK.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Condensed Combined Financial Statements for the year ended December 31, 1995 and for the six months ended June 30, 1996 give effect to the Merger as if it had occurred at the beginning of the applicable period for the Unaudited Pro Forma Condensed Combined Statements of Income and as of June 30, 1996 for the Unaudited Pro Forma Condensed Combined Balance Sheet using the purchase method of accounting. The Unaudited Pro Forma Condensed Combined Statements of Income for the year ended December 31, 1995 and the six months ended June 30, 1996 reflect the combination of the results of operations of Crane for its fiscal year ended December 31, 1995 and the six months ended June 30, 1996 with the results of operations of Interpoint (after giving effect to the Spinoff) for the year ended October 31, 1995 and the six months ended April 30, 1996, respectively. The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the combination of the balance sheets of Crane as of June 30, 1996 and the balance sheet of Interpoint as of April 30, 1996. These Unaudited Pro Forma Condensed Combined Financial Statements have been prepared from the historical consolidated financial statements of Crane and of Interpoint, which are incorporated by reference in this Proxy Statement/Prospectus, and should be read in conjunction therewith. See "Incorporation of Certain Documents by Reference."

     This pro forma condensed combined financial information is not necessarily indicative of actual or future operating results or financial position that would have occurred or will occur upon consummation of the Merger and the Spinoff.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FISCAL YEAR ENDED DECEMBER 31, 1995

                                                                                PRO FORMA
                                                                   -----------------------------------
                                             HISTORICAL                ADJUSTMENTS
                                      ------------------------     -------------------
                                        CRANE       INTERPOINT     ADIC(1)     MERGER        COMBINED
                                      ----------    ----------     --------    -------      ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales...........................  $1,782,310     $ 71,056      $(31,716)   $  (958)(2)   $1,820,692
Cost of sales.......................   1,355,938       49,250       (22,107)      (958)(2)    1,382,123
                                      ----------      -------      --------    -------       ----------
  Gross profit......................     426,372       21,806        (9,609)        --          438,569
Operating expenses..................     283,424       16,848        (9,098)     1,671 (3)      292,845
Operating profit....................     142,948        4,958          (511)    (1,671)(3)      145,724
Other expenses......................      21,480          706          (296)       400 (4)       22,290
Income before tax...................     121,468        4,252          (215)    (2,071)         123,434
Provision for income taxes..........      45,131        1,164            77       (140)(5)       46,232
  Net income........................  $   76,337     $  3,088      $   (292)   $(1,931)      $   77,202
                                      ==========      =======      ========    =======      ==========
Average primary shares
  outstanding(6)....................      30,544        8,005                                   31,403
Net income per share................  $     2.50     $   0.39                               $     2.46

- ---------------
(1) The ADIC adjustments reflect the Spinoff.

(2) Reflects the elimination of intercompany sales and cost of sales between Interpoint and Crane.

(3) Reflects the estimated additional depreciation and amortization of goodwill associated with the acquisition of Interpoint by Crane.

(4) Reflects the estimated interest expense on additional debt, which will be used to fund the buyout of Interpoint stock options and a capital contribution to ADIC.

(5) Reflects estimated tax benefits associated with the pro forma adjustments.

(6) Adjusted to reflect the 2-for-1 split of Interpoint Common Stock effective June 27, 1996.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1996

                                                                                PRO FORMA
                                                                    ---------------------------------
                                               HISTORICAL               ADJUSTMENTS
                                         ----------------------     -------------------
                                          CRANE      INTERPOINT     ADIC(1)     MERGER       COMBINED
                                         --------    ----------     --------    -------      --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..............................  $902,694     $ 45,077      $(24,386)   $  (400)(2)   $922,985
Cost of sales..........................   659,587       32,812       (17,657)      (400)(2)    674,342
                                         --------      -------      --------    -------       --------
  Gross profit.........................   243,107       12,265        (6,729)        --        248,643
Operating expenses.....................   165,557        8,874        (4,982)       781 (3)    170,230
Operating profit.......................    77,550        3,391        (1,747)      (781)(3)     78,413
Other expenses.........................    13,051          148          (241)       300 (4)     13,258
Income before tax......................    64,499        3,243        (1,506)    (1,081)        65,155
Provision for income taxes.............    24,187        1,247          (498)      (105)(5)     24,831
  Net income...........................  $ 40,312     $  1,996      $ (1,008)   $  (976)      $ 40,324
                                         ========      =======      ========    =======       ========
Average primary shares
  outstanding(6).......................    30,586        8,050                                  31,445
Net income per share...................  $   1.32     $   0.25                                $   1.28

- ---------------
(1) The ADIC adjustments reflect the Spinoff.

(2) Reflects the elimination of intercompany sales and costs of sales between Interpoint and Crane.

(3) Reflects the estimated additional depreciation and amortization of goodwill associated with the acquisition of Interpoint by Crane.

(4) Reflects the estimated interest expense on additional debt, which will be used to fund the buyout of Interpoint stock options and a capital contribution to ADIC.

(5) Reflects estimated tax benefits associated with the pro forma adjustments.

(6) Adjusted to reflect the 2-for-1 split of Interpoint Common Stock effective June 27, 1996.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1996

                                                                                      PRO FORMA
                                                                       ----------------------------------------
                                                 HISTORICAL                ADJUSTMENTS
                                          ------------------------     --------------------
                                            CRANE       INTERPOINT     ADIC(1)      MERGER            COMBINED
                                          ----------    ----------     --------    --------          ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
ASSETS
Cash....................................  $   22,494     $  1,762      $   (441)   $     --          $   23,815
Accounts receivable, net................     231,984       19,537        (9,356)         --             242,165
Inventories.............................     246,230       22,543        (7,893)         --             260,880
Other current assets....................       7,091          514          (269)         --               7,336
Deferred income taxes...................      23,200          759          (315)         --              23,644
  Current assets........................     530,999       45,115       (18,274)         --             557,840
Property, plant and equipment, net......     240,866        8,703        (1,399)      2,000 (7)         250,170
Cost in excess of assets acquired.......     167,601           --            --      29,925 (8)         197,526
Other assets............................      84,439        1,884          (704)         --              85,619
                                          ----------      -------      --------    --------          ----------
  Total assets..........................  $1,023,905     $ 55,702      $(20,377)   $ 31,925          $1,091,155
                                          ==========      =======      ========    ========          ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current maturities of long-term debt....  $      760     $  1,008      $     --    $     --          $    1,768
Loans payable...........................      18,115          187            --       3,400 (2)          21,702
Accounts payable........................     101,040        8,739        (5,853)         --             103,926
Accrued liabilities.....................     116,559        3,710        (1,178)         --             119,091
Income tax payable......................      14,143        1,267          (327)     (1,190)(3)          13,893
                                          ----------      -------      --------    --------          ----------
  Current liabilities...................     250,617       14,911        (7,358)      2,210             260,380
Long-term debt..........................     265,180       16,055        (8,701)     13,701 (4)         286,235
Other liabilities.......................      73,411          569            --          --              73,980
Deferred income tax.....................      27,609          807            --         700 (7)          29,116
Equity common shares....................      30,364        4,825          (702)     (3,264)(5)(6)       31,223
Capital surplus.........................      19,947           --            --      33,497 (5)(6)       53,444
Retained earnings.......................     367,819       18,209        (3,560)    (14,649)(6)         367,819
Cumulative translation adjustment.......     (11,042)         326           (56)       (270)(6)         (11,042)
                                          ----------      -------      --------    --------          ----------
  Total equity..........................     407,088       23,360        (4,318)     15,314             441,444
  Total liabilities and stockholders'
    equity..............................  $1,023,905     $ 55,702      $(20,377)   $ 31,925          $1,091,155
                                          ==========      =======      ========    ========          ==========

- ---------------
(1) The ADIC adjustments reflect the Spinoff.

(2) Represents the estimated additional debt required to fund the buyout of Interpoint stock options prior to the Merger.

(3) Represents the estimated tax benefit associated with the buyout of Interpoint stock options.

(4) Represents the capitalization of ADIC debt by Interpoint.

(5) Represents the issuance of 858,900 shares of Crane Common Stock (at an assumed average market value of $40 per share) in exchange for the outstanding Interpoint Common Stock after the Spinoff.

(6) Represents the elimination of Interpoint capital accounts upon consolidation with Crane.

(7) Represents the preliminary allocation of purchase accounting adjustments to Interpoint assets and liabilities.

(8) Represents the preliminary estimate of cost in excess of Interpoint's net assets acquired.

                                   COMPANIES

CRANE

     Crane is a diversified manufacturer of engineered industrial products and the largest American distributor of doors, windows and millwork. Founded in 1855, Crane employs over 10,000 people in North America, Europe, Asia and Australia combined. The mailing address of Crane's principal executive offices is 100 First Stamford Place, Stamford, Connecticut 06902, and its telephone number is (203) 363-7300. See "Available Information" and "Summary--Selected Historical Financial Data."

ACQUISITION CORP.

     Acquisition Corp., a Washington corporation and a wholly owned subsidiary of Crane, was formed by Crane solely for the purpose of effecting the Merger. The mailing address of Acquisition Corp.'s principal executive offices is c/o Crane, 100 First Stamford Place, Stamford, Connecticut 06902, and its telephone number is (203) 363-7300.

INTERPOINT

     Interpoint designs, manufactures and sells microelectronics products, including proprietary high-performance power converters and custom hybrid microcircuits. Interpoint's power products are complex high-density DC-to-DC (direct current to direct current) power conversion circuits designed by Interpoint to meet the needs of either a general market or a specific customer. Interpoint's DC-to-DC power converters convert single direct current input voltage to one or more different direct current output voltages. Distributed power, a major trend in complex electronic systems, uses multiple converters to supply power for a system. Distributed power can reduce device and circuitry redundancies, save weight and space, increase reliability and make it easier for systems engineers to design independent subsystems. Pioneered in the aerospace sector, distributed power designs have expanded to numerous applications such as telecommunications and computers and have made high-density DC-to-DC power converters among the highest growth areas in the power supply industry. Interpoint's power converters are sold primarily to the high-end market, such as the commercial aerospace and military electronics industries, where high reliability and small size are critical.

     Interpoint's custom microelectronics products are based on a customer's electronic specification and intended to meet a specific application. Interpoint manufactures custom microcircuits principally for medical applications such as an implantable defibrillator, an electronic heart-assist pump and surgical tools, and military electronics applications such as surveillance devices, avionics and missile systems, as well as for industrial equipment and commercial aircraft applications where small size is important. The mailing address of Interpoint's principal executive offices is 10301 Willows Road, P.O. Box 97005, Redmond, Washington 98073-9705, and its telephone number is (206) 882-3100. See "Available Information" and "Summary-- Selected Historical Financial Data."

ADIC

     ADIC designs, manufactures, markets and supports specialized data storage peripherals used to back up and archive electronic data for client/server and workstation computing environments. ADIC's principal products, automated tape libraries, combine proprietary electromechanical robotics, electronic hardware and firmware developed by ADIC with technologically advanced tape drives manufactured by third parties. Prior to and as a condition of the Merger, all of ADIC's stock will be distributed on a pro rata basis to Interpoint shareholders pursuant to the Spinoff. The mailing address of ADIC's principal executive offices is 10201 Willows Road, P.O. Box 97057, Redmond, Washington 98073-9757, and its telephone number is (206) 881-8004. Additional information about ADIC is included in the Information Statement accompanying this Proxy Statement/Prospectus.

                        SPECIAL MEETING OF SHAREHOLDERS

GENERAL

     This Proxy Statement/Prospectus is being furnished to holders of shares of Interpoint Common Stock in connection with the solicitation of proxies by the Interpoint Board for use at the Special Meeting to be held on Friday, October 11, 1996, at the offices of Perkins Coie, 1201 Third Avenue, 40th Floor, Seattle, Washington, commencing at 9:00 a.m., local time, and at any adjournments or postponements thereof.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     At the Special Meeting, shareholders of record of Interpoint as of the close of business on the Record Date will consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby. The Merger Agreement provides that upon the terms and subject to the conditions thereof, Acquisition Corp. will merge with and into Interpoint and Interpoint, as the Surviving Corporation, will become a wholly owned subsidiary of Crane and that, immediately before the Effective Time, Interpoint will distribute to the Interpoint shareholders on a pro rata basis all the capital stock of ADIC. See "The Merger" and "The Spinoff."

     Holders of Interpoint Common Stock will be entitled to dissenters' rights as a result of the Merger. See "Rights of Dissenting Interpoint Shareholders."

     THE INTERPOINT BOARD, AFTER CAREFUL CONSIDERATION, HAS DETERMINED THAT THE MERGER, IN COMBINATION WITH THE SPINOFF, IS FAIR TO, AND IN THE BEST INTERESTS OF, INTERPOINT AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT INTERPOINT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. See "Background of and Reasons for the Merger."

RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED

     The close of business on August 26, 1996 has been fixed as the Record Date for determining the holders of record of Interpoint Common Stock who are entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. On the Record Date, 7,941,324 shares of Interpoint Common Stock were outstanding and entitled to vote. The holders of record on the Record Date are entitled to one vote per share of Interpoint Common Stock. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Interpoint Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Special Meeting. Under the WBCA, the affirmative vote of holders of shares representing at least two-thirds of the outstanding shares of Interpoint Common Stock is necessary to approve the Merger Agreement and the transactions contemplated thereby.

     Abstentions from voting, failures to vote and broker nonvotes will have the practical effect of voting against approval of the Merger Agreement and the transactions contemplated thereby. Directors and executive officers of Interpoint and their affiliates beneficially own in the aggregate approximately 14.2% of the outstanding shares of Interpoint Common Stock as of the Record Date and have indicated that they plan to vote or direct the vote of all shares of Interpoint Common Stock over which they have voting control in favor of the Merger Agreement and the transactions contemplated thereby.

     Walter P. Kistler and John W. Stanton, each a director of Interpoint, and Peter H. van Oppen, Chairman, President and Chief Executive Officer of Interpoint, have agreed to vote the shares of Interpoint Common Stock owned by them or for which they have the right to vote (representing, as of the Record Date, an aggregate of 1,037,756 shares or approximately 13.1% of the outstanding shares) in favor of the Merger Agreement and the transactions contemplated thereby. See "The Merger--Voting Agreement."

PROXIES; PROXY SOLICITATION

     Interpoint Common Stock represented by properly executed proxies received at or prior to the Special Meeting that have not been revoked will be voted at the Special Meeting in accordance with the instructions contained therein. Shares of Interpoint Common Stock represented by properly executed proxies for which no instruction is given will be voted "FOR" approval of the Merger Agreement and the transactions contemplated thereby. Interpoint shareholders are requested to complete, sign, date and return promptly the enclosed proxy card in the postage-prepaid envelope provided for this purpose to ensure that their shares are voted. A shareholder may revoke a proxy by submitting at any time prior to the vote on the Merger Agreement and the transactions contemplated thereby a later-dated proxy, by delivering written notice of revocation to the Secretary of Interpoint at any time prior to such vote or by attending the Special Meeting and voting in person. Mere attendance at the Special Meeting will not in and of itself revoke a proxy.

     If the Special Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Special Meeting all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Special Meeting (except for any proxies that have theretofore effectively been revoked or withdrawn), notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting.

     Interpoint will bear the cost of soliciting proxies from its shareholders. In addition to solicitation by mail, directors, officers and employees of Interpoint may solicit proxies by telephone, telegram or otherwise. Such directors, officers and employees will not be additionally compensated for such solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Brokerage firms, fiduciaries and other custodians who forward soliciting material to the beneficial owners of Interpoint Common Stock held of record by them will be reimbursed for their reasonable expenses incurred in forwarding such material. Interpoint has retained W.F. Doring & Company to assist in soliciting proxies for a fee not to exceed $5,000, plus reasonable out-of-pocket expenses.

     INTERPOINT SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                    BACKGROUND OF AND REASONS FOR THE MERGER

BACKGROUND

     The timing, terms and conditions of the Merger Agreement are the result of arm's-length negotiations between representatives of Interpoint and of Crane. Set forth below is a summary of the background of these negotiations.

     Preliminary Discussions Between Interpoint and Crane. Peter H. van Oppen, Interpoint's Chairman, President and Chief Executive Officer, was first contacted by Roger Williams, a consultant to Crane, in January 1996 regarding a potential transaction between Crane and Interpoint. Crane was interested in pursuing a possible acquisition of Interpoint in part because of potential synergies Crane believed might be realizable between Interpoint and Crane's wholly owned subsidiary, ELDEC, an aerospace microelectronics products manufacturer and long-standing customer of Interpoint. Mr. van Oppen informed Mr. Williams that Interpoint was not seeking a buyer for all or any part of its business, but that he would discuss a potential offer with a serious buyer in accordance with his fiduciary duties to Interpoint shareholders. Messrs. Williams and van Oppen had several telephone conversations during January 1996, including conversations on January 8, 11 and 22, regarding the possible structure of a transaction between Interpoint and Crane, the feasibility of separating Interpoint's microelectronics business from its data storage business, the potential tax consequences of such a transaction and other issues. Mr. van Oppen discussed these conversations with John W. Stanton, a member of the Interpoint Board and a significant shareholder of Interpoint, on January 23, 1996. Mr. Williams visited Interpoint on February 1, 1996 and toured its facilities. Subsequent to Mr. Williams' visit, Mr. van Oppen conferred with Mr. Stanton and Walter F. Walker, also a member of the Interpoint Board, on February 13 and 15, 1996, regarding his discussions with Mr. Williams.

     On February 15, 1996, Interpoint and Crane signed a Confidentiality Agreement providing for the confidential treatment of information provided by Interpoint to Crane and its representatives and containing Crane's agreement that, without the prior approval of the Interpoint Board, for a period of one year from the date of the Confidentiality Agreement it would not acquire or propose to acquire any securities of Interpoint or any material portion of its assets or effect or propose to effect any merger or business combination with Interpoint.

     On February 20, 1996, Mr. van Oppen and Charles H. Stonecipher, Senior Vice President of Interpoint and Chief Operating Officer of ADIC, met with Mr. Williams, Arlan VanKoevering, President of ELDEC, and several other representatives of ELDEC to discuss Crane's interest in Interpoint. This meeting included a presentation describing Interpoint's business similar to that given at investor conferences. In advance of this meeting, on February 20, 1996, Mr. van Oppen had telephone conversations with Mr. Walker and with Calvin Waller, also a member of the Interpoint Board, regarding the status of the discussions regarding a possible transaction with Crane.

     At the regularly scheduled Interpoint Board meeting held on February 21, 1996, Mr. van Oppen updated the Interpoint Board regarding his discussions with Mr. Williams. The meeting was attended by all members of the Interpoint Board, with the exception of the outside lead director, Christopher T. Bayley, who was recovering from surgery, and David A. Uvelli, the only member of the Interpoint Board other than Mr. van Oppen who is also an executive officer of Interpoint. The Interpoint Board designated Messrs. Walker and Stanton to be Mr. van Oppen's primary contacts on the Interpoint Board with respect to the proposed transaction and to consult with Mr. van Oppen on a frequent basis as the discussions proceeded. Mr. van Oppen updated Mr. Uvelli on the status of the discussions regarding the proposed transaction later in the day on February 21 and updated Mr. Bayley in telephone conversations on February 23, March 1 and March 5, 1996.

     On several occasions in late February and early March 1996, Mr. van Oppen had telephone conversations with Mr. Williams regarding the potential structures of and benefits that could be realized through a transaction between the two companies. Crane was initially interested in structuring the transaction as a cash tender offer for all of Interpoint, including ADIC. Because Interpoint believed the current market price of the Interpoint Common Stock did not accurately reflect the value of Interpoint's and ADIC's businesses,

Mr. van Oppen indicated that the Interpoint Board would not favorably consider a cash tender offer unless it offered Interpoint shareholders a significant premium to the then-current market price of approximately $4.50 to $5.50 per share of Interpoint Common Stock (as adjusted to reflect the 2-for-1 split of the Interpoint Common Stock).

     On March 6, 1996, representatives of ELDEC toured Interpoint's facilities, and on March 20, 1996 representatives of Crane, including R. S. Evans, Crane's Chairman and Chief Executive Officer, and L. Hill Clark, Crane's President and Chief Operating Officer, also toured Interpoint's facilities.

     On April 4, Messrs. van Oppen, Walker and Stanton, together with legal counsel, held a telephonic conference call to discuss the status of discussions with Crane.

     During April 1996, Mr. Williams contacted a data storage industry consultant and obtained a report on the computer tape library industry. On May 1, 1996, this consultant conducted a one-day seminar on the computer tape library industry for Mr. Evans and other Crane representatives. Thereafter, Crane determined that ADIC did not offer the same fit with Crane's long-term business strategies and therefore it was not interested in acquiring all of ADIC as part of any transaction with Interpoint.

     During April and May 1996, the trading price of the Interpoint Common Stock began to rise fairly steadily, and rose significantly following Interpoint's press release on May 21 announcing strong earnings for its second fiscal quarter ended April 30, 1996, which were due largely to the performance of ADIC, which increased its sales by more than 100% over the same period in the previous year and had an even larger increase in earnings. On May 22, 1996, Interpoint held a customary analysts' conference call, during which Mr. van Oppen and other members of Interpoint's management discussed the past performance and future prospects of both ADIC and the microelectronics business of Interpoint. Mr. Williams, along with a number of analysts and other participants, listened to the conference call. At that time, Interpoint believed Crane was no longer interested in pursuing a transaction with Interpoint.

     On May 29, 1996, Mr. Williams contacted Mr. van Oppen to discuss whether, in light of the recent increase in the trading price of Interpoint Common Stock, it was still possible to structure a transaction between Interpoint and Crane that would be mutually advantageous to Interpoint and its shareholders and to Crane. On May 30, Mr. van Oppen spoke with Mr. Evans and discussed structuring a transaction in which Interpoint would spin off ADIC to Interpoint's existing shareholders and Crane would acquire, on a tax-free basis, Interpoint's microelectronics business in exchange for Crane Common Stock. On May 31, Mr. van Oppen faxed a draft term sheet to Mr. Evans based on their discussions the prior day, which contemplated that Crane would acquire Interpoint's microelectronics business for $59 million of Crane Common Stock, as adjusted for Interpoint's interest-bearing indebtedness and certain other matters. The term sheet also contemplated that Crane would purchase shares of Interpoint Common Stock on a pre-merger basis, which would provide cash to Interpoint to capitalize ADIC prior to the proposed spinoff.

     Between May 31 and June 10, 1996, Mr. van Oppen held several conversations with Crane representatives regarding the terms of a possible transaction for the acquisition of Interpoint, without ADIC, including discussions regarding the way such a transaction could be structured so as to provide adequate working capital to ADIC to enable it to operate on a stand-alone basis. On June 7, Mr. Williams discussed with Mr. van Oppen and Leslie S. Rock, Vice President, Chief Accounting Officer and Secretary-Treasurer of Interpoint, the detailed financial results of Interpoint's second quarter. Mr. Williams was provided with detailed internal second quarter consolidated financial statements.

     On June 10, Mr. Williams sent a revised draft term sheet to Mr. van Oppen proposing an investment by Crane in convertible preferred stock of ADIC in lieu of a pre-merger purchase of Interpoint Common Stock. Following receipt of the term sheet, Mr. van Oppen discussed the implications of the possible preferred stock investment with several members of the Interpoint Board. On June 12, Messrs. Evans and van Oppen discussed several alternatives for providing financing for ADIC's business, including terms of a possible investment in ADIC convertible preferred stock or convertible debt and other issues.

     Negotiation of the Merger Agreement. On June 18, 1996, Mr. van Oppen provided to Mr. Evans a revised draft term sheet outlining the principal terms on which Interpoint would be willing to proceed with negotiating a possible transaction with Crane, including a provision whereby Interpoint could make a capital contribution to ADIC prior to consummation of the merger through borrowings against Interpoint's bank line, which borrowings would be offset against the consideration paid by Crane in the Merger. Interpoint and Crane determined that they would like to commence detailed negotiations on those terms, and on June 23, Milbank, Tweed, Hadley & McCloy, Crane's legal counsel, delivered an initial draft of the merger agreement to Interpoint and its legal counsel, Perkins Coie. Representatives of Crane toured Interpoint's Taiwan manufacturing facility and conducted a due diligence review of its operations on June 24, 25 and 26. Representatives of Crane and Interpoint and their respective legal counsels met in Seattle on June 25, 26 and 27 to negotiate the terms of the merger agreement and to conduct a legal and business due diligence review of Interpoint.

     Approval by Interpoint Board. Between June 18 and 28, 1996, Mr. van Oppen discussed the proposed merger with each member of the Interpoint Board in individual telephone conversations in which he summarized the terms of the proposed merger and the spinoff and the tentative timetable for negotiating a merger agreement and closing the proposed merger and the spinoff.

     A special meeting of the Interpoint Board commenced on Saturday, June 29, 1996, to consider the proposed merger and the spinoff. All members of the Interpoint Board participated in the meeting, with all members participating in person except Messrs. Bayley and Walker, who participated by conference telephone call. Also present at the meeting were representatives of Perkins Coie, Interpoint's legal counsel, and Dain Bosworth, Incorporated ("Dain"), who had been retained by Interpoint to provide financial advice regarding the proposed merger and spinoff. Dain was not requested to, and did not, prepare any detailed analysis of or fairness opinion relating to the proposed merger or spinoff or prepare any appraisal of all or any portion of Interpoint's business. In anticipation of the June 29 meeting, Interpoint management delivered to each director a draft of the proposed merger agreement, an overview of the transaction, a summary chronology of the events leading up to the negotiation of the merger agreement, and certain other information and financial analyses, including information regarding the performance of Interpoint Common Stock in relation to certain comparable companies and information regarding the cost of cashing out options to purchase Interpoint Common Stock.

     At the June 29 meeting of the Interpoint Board, Mr. van Oppen discussed the history of the negotiations with Crane and discussed in detail the materials distributed to the Interpoint Board. The Interpoint Board reviewed with legal counsel certain material terms of the draft merger agreement, including the "fiduciary out" provision, the circumstances under which a termination fee would be payable and the formula for determining the amount of Crane Common Stock to be issued to Interpoint shareholders in the proposed merger. The Interpoint Board also discussed the proposed voting agreement pursuant to which certain members of the Interpoint Board would agree to vote their shares of Interpoint Common Stock in favor of the proposed merger.

     At the June 29 meeting, the Interpoint Board discussed whether to seek an opinion from an investment banker, appraiser or other outside financial advisor that the consideration to be received by the Interpoint shareholders in the proposed merger was fair from a financial point of view. The Interpoint Board concluded that any potential additional information from such an opinion would not add sufficiently to the total mix of information available to the directors to justify the cost and delay associated with obtaining such an opinion. In reaching its conclusion, the Interpoint Board considered the following factors:
(i) the cost of and time involved in obtaining a fairness opinion and the limitations of such opinions; (ii) the 13-year operating history of Interpoint's microelectronics business as a public company and that there are several well-established valuation methodologies that Interpoint's management used to analyze the consideration offered in the Merger; (iii) that the Interpoint shareholders, through the proposed spinoff, would continue to have a proportionate equity interest in ADIC, whose business it would have been more difficult to value as a result of its recent growth and other factors; and (iv) that Interpoint shareholders may dissent from the merger and obtain "fair value" for their shares under the WBCA. After further discussion, the meeting was adjourned to the next day.

     On June 30, 1996, the Interpoint Board reconvened by telephone conference call the meeting that was adjourned on June 29 to complete its discussion of the proposed merger agreement and to vote on the transaction. All members of the Interpoint Board participated in the meeting, as well as Interpoint's legal counsel and representatives of Dain. The discussion commenced with an update by Interpoint's legal counsel on the progress of finalizing the Merger Agreement and on the changes made to the draft of the Merger Agreement from the draft previously circulated to and reviewed by the Interpoint Board. After final questions from Interpoint Board members regarding terms of the transaction and related matters were addressed, the Interpoint Board unanimously approved the Merger Agreement and the transactions contemplated thereby.

     Execution of Merger Agreement. The Merger Agreement was executed as of July 1, 1996. A copy of the Merger Agreement is attached as Appendix I to this Proxy Statement/Prospectus.

CRANE'S REASONS FOR THE MERGER

     The Board of Directors of Crane (the "Crane Board") believes that the terms of the Merger are consistent with, and in furtherance of, the long-term business strategies of Crane, and are fair to and in the best interests of Crane and its stockholders. Accordingly, the Crane Board has unanimously approved the Merger. The Merger is not subject to approval of the stockholders of Crane.

     In reaching its determination, the Crane Board considered a number of factors, including, without limitation, the following:

          (i) the terms of the Merger, including, without limitation, the Merger consideration;

          (ii) information with respect to the financial condition, business and operations of the microelectronics business of Interpoint and the future prospects of Interpoint as a subsidiary of Crane following the Merger;

          (iii) the microelectronics business of Interpoint complements the business of Crane's subsidiary, ELDEC, and the acquisition of the microelectronics business through the Merger will allow Crane to offer a broader product line to customers in the aerospace and defense markets served by ELDEC and Interpoint and to capitalize on the trends in such markets toward outsourcing the design, development and supply of electronic components and awarding such outsourced contracts to a smaller number of suppliers; and

          (iv) Interpoint's custom microelectronics business includes, in addition to products for aerospace and defense markets, products for applications such as implantable defibrillators and other medical devices, which represent new markets with attractive growth prospects.

     In view of the variety of factors considered in connection with its evaluation of the Merger, the Crane Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

INTERPOINT'S REASONS FOR THE MERGER; RECOMMENDATION OF THE INTERPOINT BOARD

     The Interpoint Board believes that the Merger, in combination with the Spinoff, is fair to, and in the best interests of, Interpoint and its shareholders. ACCORDINGLY, THE INTERPOINT BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT INTERPOINT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

     The reasons for the Interpoint Board's decision included, among others, the structure of the Merger Agreement and the transactions contemplated thereby, including the Spinoff, which allows Interpoint shareholders to participate in the Merger and retain a proportionate equity interest in ADIC as a stand-alone company whose shares will be publicly traded; the opportunity for Interpoint shareholders to benefit from owning shares in a larger, more diversified company with greater financial resources than Interpoint; the relative lack of volatility of Crane Common Stock compared to Interpoint Common Stock; the opportunities presented by the Merger for revenue enhancement, cost savings and future growth in the microelectronics business; and the tax-free nature of the Merger and the Spinoff to holders of Interpoint Common Stock.

     In the course of its deliberations, the Interpoint Board reviewed and considered a number of factors relevant to the Merger and the Spinoff, including, without limitation (i) the current and historical market prices of the Interpoint Common Stock and the Crane Common Stock, (ii) information concerning the financial performance, condition, business, operations and prospects of Interpoint and Crane, based on the Interpoint Board's familiarity with Interpoint's business and publicly available information about Crane, (iii) the expected federal income tax treatment of the both the Spinoff and the Merger as tax-free transactions to the parties and to Interpoint's shareholders, (iv) the proposed structure and timing of the Merger and the Spinoff, which enables Interpoint to provide ADIC with adequate working capital to position ADIC for future growth as a stand-alone company, (v) the greater market float and greater liquidity represented by the shares of Crane Common Stock to be received by Interpoint's shareholders in the Merger, (vi) the terms of the Merger Agreement (including the "fiduciary out" and termination provisions thereof, which enable Interpoint to consider other qualified proposals, if any) and related agreements, and (vii) that Crane has the financial resources, willingness and expertise to complete promptly a business combination with Interpoint requiring payment of the Merger consideration in the form of Crane Common Stock.

     The Interpoint Board also considered a number of potentially negative factors in its deliberations concerning the Merger, including the possibility of disruption to and potential loss of Interpoint's management and key personnel pending consummation of or following the Merger, and the possibility that the successful integration of the microelectronics business of Interpoint and Crane's business units may not be achieved on a timely basis, if at all. The Interpoint Board concluded that even if these possible risks did materialize following the Merger, they did not significantly detract from the benefits to be realized by Interpoint shareholders through the Merger and the Spinoff because of the relatively small portion of Crane's total business that Interpoint's operations would represent. The Interpoint Board was aware that certain members of Interpoint's management have interests in the Merger that are in addition to and potentially in conflict with the interests of the holders of Interpoint Common Stock generally. See "Interests of Certain Persons in the Merger; Certain Transactions."

     In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, the Interpoint Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

                                  THE SPINOFF

     The following describes certain aspects of the Spinoff. To the extent that they relate to the Separation Agreement or the Tax Allocation Agreement, the following descriptions do not purport to be complete and are qualified in their entirety by reference to the Separation Agreement or the Tax Allocation Agreement, which are filed as exhibits to the Registration Statement. For additional information regarding ADIC's assets and business, Interpoint shareholders should refer to the Information Statement.

BACKGROUND OF AND REASONS FOR THE SPINOFF

     Crane was primarily interested in acquiring only Interpoint's microelectronics components business. The Interpoint Board believed that the best way to maximize value for Interpoint shareholders was to allow them to continue to have an equity interest in ADIC through the Spinoff, and to merge the microelectronics business of Interpoint with Crane in the Merger. See "Background of and Reasons for the Merger."

DISTRIBUTION OF ADIC COMMON STOCK; TREATMENT OF STOCK OPTIONS

     Interpoint shareholders will receive one share of ADIC Common Stock for each share of Interpoint Common Stock held as of the close of business on the Spinoff Date. The Spinoff will be effected immediately prior to the Merger, and is conditioned upon the approval of the Merger Agreement and the transactions contemplated thereby by Interpoint shareholders. As described in "The Merger--Treatment of Stock Options," it is expected that ADIC employees who hold options to purchase Interpoint Common Stock prior to the Spinoff will enter into agreements providing that such options will be replaced with an option to purchase ADIC Common Stock (which has the same vesting schedule and terms, other than the exercise price, of the original Interpoint option) and a cash payment for the portion of the original Interpoint option attributable to the microelectronics business.

TERMS OF THE SEPARATION AGREEMENT

     Asset Transfers. The Separation Agreement provides that prior to the vote by Interpoint shareholders on the Merger, Interpoint will transfer ADIC Europe SARL and its interest in Visual Technologies, Limited to ADIC and will forgive all intercompany indebtedness of ADIC to Interpoint. At July 31, 1996, the intercompany debt that would have been forgiven was $8,441,000. In addition, Interpoint expects to make a cash contribution to ADIC's working capital immediately prior to the Spinoff. The actual amount of the cash contributed will be determined in Interpoint's discretion and will depend on Interpoint's and ADIC's operating results and cash flows prior to the Spinoff.

     Employee Benefits. The Separation Agreement provides for the treatment of Interpoint stock options and certain other matters, including the allocation of retirement, medical and disability and other employee welfare benefit plans between Interpoint and ADIC. In general, from and after the Spinoff Date, ADIC will assume, or retain and be solely responsible for, all liabilities and obligations of Interpoint and its subsidiaries under such plans, to the extent unpaid as of the Spinoff Date, with respect to persons who, on or after the Spinoff Date, will be employees of ADIC. With respect to the Interpoint 401(k) plan (i.e., the Interpoint Corporation Savings and Investment Plan), the account balances of plan participants who are (or were) employed by ADIC prior to, or immediately after, the Spinoff generally will be transferred from the Interpoint 401(k) plan to a new ADIC 401(k) plan.

     Mutual Indemnities; Release of Guaranties. Pursuant to the Separation Agreement, Interpoint and ADIC will each be responsible for all claims and liabilities relating to its own business (whether or not such claims and liabilities are asserted, or arise from activities occurring, prior to the Spinoff) and will each indemnify the other against such claims and liabilities. Interpoint and ADIC will each agree to use its best efforts to have the other removed as guarantor or obligor in connection with any indebtedness, contracts or other obligations in respect of which Interpoint or ADIC, as the case may be, is primarily liable, and each will indemnify the other against losses incurred as a result of its status as guarantor or obligor if such removal is not effected.

TERMS OF THE TAX ALLOCATION AGREEMENT

     Prior to the Closing, Interpoint and ADIC will enter into the Tax Allocation Agreement, which will set forth each party's rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes for periods before and after the Spinoff and related matters such as the filing of tax returns and the conduct of IRS and other audits.

     In general, under the Tax Allocation Agreement ADIC will be responsible for taxes imposed and entitled to refunds of taxes with respect to its operations before and after the Closing. Interpoint will generally be responsible for all taxes imposed and entitled to refunds of taxes with respect to Interpoint and its subsidiaries (except for ADIC) for all periods. The Tax Allocation Agreement also provides that ADIC must pay to Interpoint an amount equal to any federal income taxes of the Interpoint affiliated group that remain payable for the taxable year ending on the date of the Spinoff after taking into account all prior quarterly estimated tax payments for the Interpoint affiliated group. The amount of that obligation will give rise to an intercompany advance by Interpoint to ADIC in an amount sufficient to satisfy that obligation. Any such advance will reduce the Aggregate Share Distribution Amount and, accordingly, the amount of Crane Common Stock to be received by the Interpoint shareholders in the Merger. If either Interpoint or ADIC carries back a net operating loss after the Closing to a pre-Closing period, the company electing to carry back, generally, would be entitled to any refunds resulting from such carryback. ADIC will have no liability if the Spinoff does not qualify for tax-free treatment under Section 355 of the Code unless the Spinoff is determined not to qualify as a tax-free spinoff under Section 355 of the Code due to the actions or inactions of ADIC (or any of its affiliates).

                                   THE MERGER

     The following describes the Merger and summarizes the material provisions of the Merger Agreement not summarized elsewhere in this Proxy Statement/Prospectus. A copy of the Merger Agreement is attached as Appendix I to this Proxy Statement/Prospectus and is incorporated herein by reference. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

EFFECTIVE TIME OF THE MERGER

     Following receipt of all required approvals and the satisfaction or waiver (where permissible) of the other conditions to the Merger, the Merger will be consummated and become effective at the time at which Articles of Merger to be filed pursuant to the WBCA are accepted for filing by the Secretary of State of Washington or at such later date and time as may be stated in the Articles of Merger. Interpoint and Crane currently intend that the Effective Time will occur promptly after approval of the Merger Agreement and the transactions contemplated thereby at the Special Meeting.

EXCHANGE OF INTERPOINT COMMON STOCK FOR THE MERGER CONSIDERATION

     At the Effective Time, all outstanding shares of Interpoint Common Stock will cease to be outstanding and, subject to the terms, conditions and procedures set forth in the Merger Agreement, holders of shares of Interpoint Common Stock (other than dissenting shares under the WBCA) will be entitled to receive, for each share of Interpoint Common Stock held, a fraction of a share of Crane Common Stock, the numerator of which is the Aggregate Share Distribution Amount and the denominator of which is the product of (i) the Average Price and (ii) the number of shares of Interpoint Common Stock outstanding immediately prior to the Effective Time. The Aggregate Share Distribution Amount will be $59 million, less (a) the aggregate principal amount of interest-bearing indebtedness of Interpoint and its subsidiaries outstanding immediately prior to the Effective Time, plus accrued and unpaid interest thereon, as reduced by $1,087,500 (the principal amount of a note payable to Interpoint) and (b) the net amount of intercompany advances made by Interpoint to ADIC subsequent to April 30, 1996 from any source other than the indebtedness referred to in clause (a) above and outstanding immediately prior to the Effective Time, excluding amounts advanced to satisfy a management service charge of $10,000 per month that Interpoint has prior to April 30, 1996 customarily provided for through intercompany advances, but including the fair market value of property other than cash, excluding (i) all of Interpoint's interest in ADIC Europe SARL and Visual Technologies, Limited and (ii) any additional property (other than cash) to be transferred by Interpoint to ADIC pursuant to the Spinoff and approved by Crane.

     As of July 31, 1996, the aggregate principal amount of interest-bearing indebtedness of Interpoint and its subsidiaries was approximately $14.34 million, and the net amount of intercompany advances made by Interpoint to ADIC since April 30, 1996 as calculated in accordance with clause (b) in the immediately preceding paragraph was approximately $13,000. Accordingly, assuming no change in these amounts other than an increase of approximately $3.65 million in the amount of interest-bearing indebtedness to fund the cancellation of outstanding options to purchase Interpoint Common Stock (based on the number of options outstanding at July 31, 1996 and the $11 5/8 per share closing price of the Interpoint Common Stock on that date), a decrease of approximately $1.0 million in interest-bearing indebtedness as a result of certain tax benefits, and estimated advances by Interpoint to ADIC subsequent to July 31, 1996 and prior to the Effective Time of an additional $9 million to $5 million, the Aggregate Share Distribution Amount would be approximately $32.09 million to $36.09 million. Based on the number of shares of Interpoint Common Stock outstanding on September 5, 1996 and the $40.25 per share closing sales price of Crane Common Stock on that date, approximately $4.00 to $4.50 of Crane Common Stock, or approximately .10 to .11 of a share of Crane Common Stock, would be issued for each share of Interpoint Common Stock in the Merger.

     The estimates of the Aggregate Share Distribution Amount and the number of shares of Crane Common Stock to be issued in the Merger contained in the preceding paragraph and elsewhere in this Proxy Statement/Prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Interpoint shareholders should be aware that the actual Aggregate Share Distribution

Amount may vary substantially based on several factors, including the operating results of Interpoint and ADIC prior to the Effective Time, the trading price of the Interpoint Common Stock for the 10 trading days prior to the Effective Time, and the amount of cash provided by Interpoint to ADIC prior to the Spinoff. Operating results will affect the cash generated or used by each of Interpoint and ADIC, which will increase or decrease the amount of bank borrowings. In addition, tax allocations under the Tax Allocation Agreement will vary depending on the pre-tax profits of each of Interpoint and ADIC prior to the Effective Time. The trading price of the Interpoint Common Stock for the 10 trading days prior to the Effective Time and the number of outstanding options to purchase Interpoint Common Stock will affect the cost of the cancellation of these options, which will in turn affect the level of bank borrowings. For example, assuming that the number of outstanding options at the Effective Time is the same as it was at July 31, 1996, a $1 per share variance in the average trading price of Interpoint Common Stock during the applicable 10-day period from the $11 5/8 per share assumption used in the prior paragraph results in a $400,000 increase or decrease, as the case may be, in the cost of the cancellation of the options. Finally, while Interpoint intends to advance funds to ADIC so it has a minimum of $1.5 million in cash and no debt on its balance sheet at the Effective Time, the actual amount of cash advanced will be determined in Interpoint's discretion, based on its determination of ADIC's working capital requirements and cash availability. In addition to the factors that will affect the Aggregate Share Distribution Amount described above, the actual number of shares of Crane Common Stock that is issued in the Merger will vary depending upon the Average Price of the Crane Common Stock.

     Each share of Crane Common Stock issued to holders of Interpoint Common Stock in the Merger will be issued together with one associated Crane Right (as defined below) in accordance with the Preferred Share Purchase Rights Agreement dated as of July 27, 1988, as amended, by and between Crane and First Chicago Trust Company of New York, as Rights Agent (the "Crane Rights Agreement"), pursuant to which Crane has issued rights (the "Crane Rights") to purchase shares of Crane Series A Preferred Stock (as defined below).

FRACTIONAL SHARES

     No certificate or scrip representing fractional shares of Crane Common Stock will be issued in the Merger. In lieu of any such fractional shares, each holder of Interpoint Common Stock who otherwise would be entitled to receive a fractional share of Crane Common Stock will instead receive from the exchange agent designated by Crane (the "Exchange Agent") a cash payment in lieu of such fractional share determined by multiplying (i) the arithmetic average of the closing sales price of Crane Common Stock as reported on the NYSE Composite Tape for the 10 consecutive Trading Days ending on (and including) the Trading Day immediately preceding the Closing Date by (ii) the fractional share interest to which such holder would otherwise be entitled. The payment of fractional shares is intended to provide a mechanical rounding off of the consideration, and was not separately bargained for.

TREATMENT OF STOCK OPTIONS

     Interpoint has agreed in the Merger Agreement to take all actions necessary so that all stock option plans or other plans or arrangements for the issuance of Interpoint capital stock will be terminated, and outstanding options and other rights to acquire Interpoint capital stock will be satisfied in full, prior to the Effective Time. Prior to the Effective Time, Interpoint expects that each holder of an outstanding option to purchase shares of Interpoint Common Stock will have entered into a letter agreement providing for termination of such option on the applicable terms described below.

     Each outstanding option under the Interpoint Corporation 1981 Amended Incentive Stock Option Plan, Nonqualified Stock Option Plan, Amended 1985 Incentive Stock Option Plan, and 1995 Stock Option and Award Plan to purchase shares of Interpoint Common Stock held by an employee of Interpoint's microelectronics business, whether or not the vesting requirements for exercise of such option have been satisfied, will be cancelled in exchange for a payment in cash in an amount per share of Interpoint Common Stock subject to such option equal to the difference between the exercise price of such option and the average of the high and low trading prices per share of Interpoint Common Stock on the 10 trading days immediately preceding the Closing Date. Options to purchase Interpoint Common Stock held by ADIC employees will be separated so that each option to purchase one share of Interpoint Common Stock will become an option to purchase one share of Interpoint Common Stock and an option to purchase one share of ADIC Common Stock (an "Interpoint Replacement Option" and an "ADIC Replacement Option," respectively). Each Interpoint Replacement Option will be assigned an exercise price (the "Interpoint Replacement Option Exercise Price") determined by multiplying the per share exercise price of the original option by the quotient obtained by dividing (i) the Aggregate Share Distribution Amount by
(ii) the average of the high and low trading prices per share of Interpoint Common Stock on the 10 trading days immediately preceding the Closing Date multiplied by the number of shares of Interpoint Common Stock outstanding immediately before the Effective Time. The exercise price per share of each option to purchase shares of ADIC Common Stock will be equal to the difference between the exercise price of the original option and the Interpoint Replacement Option Exercise Price. Interpoint will purchase prior to the Effective Time each Interpoint Replacement Option, whether or not the vesting requirements for exercise of such option have been satisfied, for an amount per share of Interpoint Common Stock subject to the Interpoint Replacement Option equal to the difference between (i) the Interpoint Replacement Option Exercise Price and
(ii) the Aggregate Share Distribution Amount divided by the number of shares of Interpoint Common Stock outstanding immediately prior to the Effective Time. The vesting of ADIC Replacement Options will not be accelerated and the other terms and conditions thereof (other than the exercise price) will be the same as the original Interpoint option.

PROCEDURES FOR EXCHANGE OF INTERPOINT CERTIFICATES

     As soon as reasonably practicable after the Effective Time, the Surviving Corporation will cause the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Interpoint Common Stock (the "Interpoint Certificates") a letter of transmittal and instructions for use in effecting the surrender of Interpoint Certificates in exchange for certificates representing shares of Crane Common Stock and cash in lieu of fractional shares. Upon surrender of an Interpoint Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed and completed, the holder of such Interpoint Certificate will be entitled to receive in exchange a certificate representing that number of whole shares of Crane Common Stock, plus the cash amount payable in lieu of a fractional share, and the Interpoint Certificate so surrendered will be canceled. A certificate representing that number of whole shares of Crane Common Stock, plus cash payable in lieu of a fractional share, may be issued to a transferee in the event of a transfer of ownership of the Interpoint Common Stock that is not registered in Interpoint's transfer records, if an Interpoint Certificate is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and evidence that any applicable stock transfer taxes have been paid. Notwithstanding the foregoing, Interpoint Certificates representing Interpoint Common Stock surrendered for exchange by any person deemed an Interpoint Affiliate (as defined below) will not be exchanged until Crane has received an Affiliate Agreement (as defined below). See "--Certain Additional Agreements--Interpoint Affiliates."

     No dividends or other distributions declared or made after the Effective Time with respect to Crane Common Stock with a record date on or after the Effective Time will be paid to a holder of an Interpoint Certificate until such holder surrenders such Interpoint Certificate. From and after the Effective Time, the stock transfer books of Interpoint will be closed and there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Interpoint Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Interpoint Certificates are presented to the Surviving Corporation for any reason, they will be canceled and exchanged in accordance with the terms of the Merger Agreement. Neither Crane nor the Surviving Corporation will be liable to any holder of shares of Interpoint Common Stock for any shares of Crane Common Stock or cash in lieu of a fractional share delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     SHAREHOLDERS OF INTERPOINT SHOULD NOT SEND STOCK CERTIFICATES TO THE EXCHANGE AGENT WITHOUT A LETTER OF TRANSMITTAL AND SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARD.

CERTAIN REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various customary representations and warranties of the parties (which are subject, in certain cases, to specified exceptions), all of which terminate at the Effective Time. The Merger Agreement contains, among other things, representations from the parties, as of the date of the Merger Agreement and as of the Closing Date, relating to (i) each party's organization and similar corporate matters; (ii) each party's capital structure;
(iii) the authorization, execution, delivery, performance by and enforceability of the Merger Agreement and the transactions contemplated thereby (including, with respect to Interpoint, the Spinoff and the agreements relating to the Spinoff (the "Spinoff Agreements")); (iv) the absence of any governmental or regulatory consent or approval required to enter into the Merger Agreement and to consummate the transactions contemplated thereby; (v) the absence of any violation of corporate documents or applicable law in connection with entering into the Merger Agreement; (vi) certain documents and reports filed by each party with the SEC and the accuracy of the information contained therein; and
(vii) the accuracy of the information each party has supplied with respect to the filings required by the SEC in order to consummate the Merger and the transactions contemplated by the Merger Agreement (including, with respect to Interpoint, the Spinoff).

     Additionally, the Merger Agreement contains various representations and warranties of Interpoint relating to, among other things, (i) the absence of certain changes or events having a material adverse effect on Interpoint and its subsidiaries taken as a whole; (ii) the absence of undisclosed liabilities;
(iii) the absence of pending or threatened legal proceedings; (iv) certain tax matters; (v) matters concerning benefit plans of Interpoint and its subsidiaries; (vi) certain environmental matters; (vii) matters concerning patents, copyrights, trademarks and other intellectual property rights; (viii) certain matters concerning insurance; (ix) the inapplicability of any state antitakeover laws or comparable provisions in Interpoint's articles of incorporation; (x) the shareholder vote required to approve the Merger Agreement and the transactions contemplated thereby; (xi) certain matters concerning real property; (xii) certain labor matters; (xiii) certain matters concerning contracts and agreements of Interpoint and its subsidiaries; (xiv) the business of ADIC; (xv) the compliance with laws and certain contracts; and (xvi) labor matters.

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the terms of the Merger Agreement, Interpoint has agreed that prior to the Effective Time it will, and will cause its subsidiaries (unless expressly provided for in the Merger Agreement or Crane shall otherwise previously consent in writing) to: (i) conduct their respective businesses only in the ordinary course consistent with past practice; (ii) use all commercially reasonable efforts to preserve intact in all material respects their present business organizations and reputation; (iii) keep available the services of their key officers and employees; (iv) maintain their assets and properties in good working order and condition (ordinary wear and tear excepted); (v) maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as in effect on the date of the Merger Agreement; (vi) preserve their relationships with customers and suppliers and others having significant business dealings with them; and (vii) comply in all material respects with all laws and orders of all applicable governmental or regulatory authorities.

     Interpoint has further agreed that prior to the Effective Time it will not, and will not permit any of its subsidiaries (unless expressly provided for in the Merger Agreement or Crane shall otherwise previously consent in writing) to:
(i) amend or propose to amend its articles of incorporation or bylaws; (ii) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock; (iii) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iv) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; (v) redeem, repurchase or otherwise acquire any shares of its capital stock or any options with respect thereto; (vi) issue, deliver, sell or exchange, or authorize or propose the issuance, delivery, sale or exchange of, any shares of its capital stock or any options with respect thereto, other than (a) the issuance or exchange of capital stock necessary to extinguish options pursuant to the Merger Agreement or (b) the issuance by a wholly owned subsidiary of its capital stock to its parent corporation; (vii) acquire (by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of its business consistent with past practice; (viii) sell, lease, grant any security interest in or otherwise dispose of or encumber any of its assets or properties other than in the ordinary course of its business consistent with past practice; (ix) except to the extent required by applicable law, permit any material change in (a) any pricing, marketing, purchasing, investment, accounting, financial reporting, inventory, credit, allowance or tax practice or policy or (b) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or make any material tax election or settle or compromise any material income tax liability with any governmental or regulatory authority; (x) incur any indebtedness for borrowed money or guarantee any such indebtedness or voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice; provided, however, Interpoint may incur indebtedness to fund the cash needs of ADIC and to fund the retirement of the outstanding options; (xi) enter into, adopt, amend or terminate any employee benefit plan of Interpoint or any of its subsidiaries or other agreement, arrangement, plan or policy between such party and one or more of its directors, officers or employees, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement in effect as of the date of the Merger Agreement; (xii) enter into any contract or amend or modify any existing contract, or engage in any new transaction outside the ordinary course of business consistent with past practice or not on an arm's-length basis, with any affiliate of such party or any of its subsidiaries; (xiii) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets in excess of $25,000, not to exceed $75,000 in the aggregate; (xiv) make any change in the lines of business in which it participates or is engaged; or (xv) enter into any contract, commitment or arrangement to do or engage in any of the foregoing.

     The Spinoff. With respect to the Spinoff, Interpoint has agreed to take all actions as may be necessary to effect the Spinoff as contemplated in the Merger Agreement. Additionally, Interpoint has agreed that it will not, nor will it permit any of its subsidiaries to, transfer, or cause to be transferred, any assets to ADIC or assume any liabilities, contingent or otherwise, of ADIC, other than as expressly permitted by the Merger Agreement and the Spinoff Agreements.

     No Solicitation. Interpoint has agreed in the Merger Agreement that, prior to the Effective Time, (i) neither it nor any of its subsidiaries shall, and it shall cause its and their respective directors, officers, employees, legal, investment banking and financial advisors, accountants and any other agents or representatives not to, directly or indirectly, initiate, solicit or encourage, or take any other action to facilitate any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a recapitalization, merger, consolidation or other business combination including Interpoint or any of its subsidiaries or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of (a) all or any significant portion of the assets of Interpoint or its subsidiaries,
(b) 5% or more of the outstanding shares of Interpoint Common Stock, or (c) 5% of the outstanding shares of the capital stock of any subsidiary of Interpoint (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage or participate in any negotiations concerning, or provide any information or data to, or have any discussions with, or otherwise cooperate with any person or group relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal;
(ii) it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing; and (iii) it will notify Crane immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it or any of such persons; provided, however, that nothing contained in the Merger Agreement prohibits the Interpoint Board from furnishing information to (but only pursuant to a confidentiality agreement) or entering into discussions or negotiations with any person or group that makes an unsolicited bona fide Alternative Proposal if, and only to the extent that, (a) the Interpoint Board, based on the written opinion of outside legal counsel, determines in good faith that such action is required for the Interpoint Board to comply with its fiduciary duties to shareholders imposed by law, (b) such Alternative Proposal is not conditioned on the receipt of financing, the Interpoint Board has reasonably concluded in good faith that the person or group making such Alternative Proposal will have adequate sources of financing to consummate such Alternative Proposal and that such Alternative Proposal is more favorable to Interpoint's shareholders than the Merger, (c) prior to furnishing such information to, or entering into discussions or negotiations with, such person or group, Interpoint provides written notice to Crane to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or group, and (d) Interpoint keeps Crane informed of the status and all material information with respect to any such discussions or negotiations. The parties additionally agreed that, notwithstanding anything in the Merger Agreement to the contrary, Interpoint will not enter into any agreement (including an agreement in principle) with any person or group that provides for, or in any way facilitates, an Alternative Proposal (other than a confidentiality agreement under the circumstances described above) or make any public announcement with respect thereto unless and until the Merger Agreement is validly terminated and Interpoint pays Crane the termination fee provided for therein. See "--Termination" and "--Expenses and Termination Fees."

     Third-Party Standstill Agreements. Interpoint has agreed that until the Effective Time, neither Interpoint nor any of its subsidiaries will terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party and Interpoint will enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

     Advice of Changes. Each of Crane and Interpoint has agreed to promptly advise the other, orally and in writing, of any change or event, including, without limitation, any complaint, investigation or hearing by any governmental or regulatory authority or the institution or threat of litigation, having, or which insofar as can be reasonably foreseen could have, a material adverse effect on Interpoint or Crane, or on the ability of Interpoint or Crane to consummate the transactions contemplated by the Merger Agreement.

     Notice and Cure. Each of Crane and Interpoint has agreed to notify the other of, and use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practical after it becomes known to such party, that causes or will cause any covenant or agreement of Crane or Interpoint under the Merger Agreement to be breached or that renders or will render untrue any representation or warranty of Crane or Interpoint contained in the Merger Agreement. Each of Crane and Interpoint also has agreed to notify the other in writing of, and will use all commercially reasonable efforts to cure, before the Closing, any violation or breach, as soon as practical after it becomes known to such party, of any representation, warranty, covenant or agreement made by Crane or Interpoint.

CERTAIN ADDITIONAL AGREEMENTS

     Interpoint Affiliates. Interpoint has agreed that, at least 30 days prior to the Closing Date, it will deliver a letter to Crane identifying all persons who, at the time of the Special Meeting, may, in Interpoint's reasonable judgment, be deemed to be "affiliates" (as such term is used in Rule 145 under the Securities Act) of Interpoint ("Interpoint Affiliates"). Interpoint has further agreed to use its best efforts to cause each Interpoint Affiliate to deliver to Crane on or prior to the Closing Date a written agreement (an "Affiliate Agreement") in the form of an exhibit to the Merger Agreement. The Merger Agreement provides that Crane is entitled to place legends as specified in such Affiliate Agreement on the certificates evidencing any Crane Common Stock to be received by such Interpoint Affiliates pursuant to the terms of the Merger Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Crane Common Stock, consistent with the terms of such Affiliate Agreement.

     Outstanding Indebtedness. Interpoint has agreed to establish a separate segregated account (the "Segregated Account") into which it will deposit borrowings under its line of credit with Seafirst Bank of America NW, N.A. ("Seafirst Bank") for the purpose of funding (i) the cash payments to the holders of the outstanding options to purchase Interpoint Common Stock as contemplated in the Merger Agreement and

(ii) payments in respect of dissenting shares of Interpoint Common Stock. See "Rights of Dissenting Interpoint Shareholders." Repayments of those borrowings will be paid by Interpoint exclusively from funds generated by its operations. Crane and its affiliates (other than Interpoint) will not pay, guarantee or secure the Segregated Account indebtedness. Crane has agreed in the Merger Agreement that it will cause all borrowings of Interpoint under its line of credit with Seafirst Bank (other than borrowings for the Segregated Account) to be repaid as soon as practicable following the Closing Date.

     Employee Benefit Plans. The parties have agreed in the Merger Agreement that Interpoint will institute, and the Surviving Corporation will continue for at least two years following the Closing Date, a severance policy for the benefit of certain key employees of Interpoint, pursuant to which such key employees who continue in the employ of the Surviving Corporation will become eligible for enhanced severance benefits in the event of their subsequent termination of employment. See "Interests of Certain Persons in the Merger; Certain Transactions."

     Indemnification of Directors and Officers. Under the Merger Agreement, Interpoint and, from and after the Effective Time, the Surviving Corporation agreed to indemnify, defend and hold harmless the officers, directors and employees of Interpoint and its subsidiaries against all losses, claims, damages, costs and expenses, liabilities, judgments and settlement amounts arising out of the fact that such person is or was an officer, director or employee of Interpoint or its subsidiaries and relating to or arising out of any action or omission occurring at or prior to the Effective Time or pertaining to the Merger Agreement or the transactions contemplated thereby (including the execution and performance of the Voting Agreement by certain directors). The Merger Agreement also provides that the Surviving Corporation will cause Interpoint's existing directors' and officers' liability insurance (or policies of at least the same coverage and amounts containing terms that are no less advantageous to the insured parties) to be maintained for two years after the Effective Time with respect to claims arising from facts or events that occurred on or prior to the Effective Time; provided, however, that under certain circumstances the Surviving Corporation will not be required to maintain such insurance, and, instead, Crane would to the fullest extent permitted by law indemnify the indemnified parties or provide coverage for such indemnified parties under its directors' and officers' liability insurance maintained at such time to the fullest extent of the coverage that would otherwise have been provided pursuant to the Merger Agreement. In addition, the Merger Agreement provides that in the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers a substantial portion of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation or, at Crane's option, Crane assumes the indemnification obligations contained in the Merger Agreement.

     NYSE Listing. Crane has agreed to use its best efforts to cause the Crane Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

     Certain Tax Matters. Crane and Interpoint have agreed not to take or fail to take any action that would cause Crane, Interpoint or their respective shareholders (except to the extent that any shareholder of Interpoint may receive cash in lieu of fractional shares or is the owner of dissenting shares of Interpoint Common Stock) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger or the Spinoff. In addition, Crane has agreed that it will not permit Interpoint to liquidate or merge into Crane or into any subsidiaries of Crane at any time within one year after the Closing Date. Interpoint has agreed to secure any indebtedness used to purchase Interpoint options only with assets held by it immediately prior to the Closing. Crane has provided in the Merger Agreement that it has no plan or intention to liquidate Interpoint; to merge Interpoint into another corporation; to cause Interpoint to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of any shares of Interpoint Common Stock acquired in the Merger, except for transfers of Interpoint Common Stock to corporations controlled by Crane. See "Certain Federal Income Tax Consequences."

VOTING AGREEMENT

     Pursuant to the Merger Agreement, Interpoint and each of Walter P. Kistler, John W. Stanton and Peter H. van Oppen (the "Director Shareholders") have entered into the Voting Agreement providing that each of the Director Shareholders will vote all shares of Interpoint Common Stock owned by him on the Record Date in favor of the Merger Agreement and the transactions contemplated thereby. The Voting Agreement contains various customary representations and warranties of each of the Director Shareholders.

     Each Director Shareholder has undertaken in the Voting Agreement to attend the Special Meeting, in person or by proxy, and to vote (or cause to be voted) all his shares of Interpoint Common Stock, and any other voting securities of Interpoint (whether issued before or after the date of the Voting Agreement) that such Director Shareholder owns or has the right to vote, for approval of the Merger Agreement and the transactions contemplated thereby. The Voting Agreement also applies to any adjournment or postponement of the Special Meeting. The Voting Agreement also provides that the Director Shareholders will not be required to vote to approve the Merger Agreement and the transactions contemplated thereby in the event that holders of a majority of the shares of Interpoint Common Stock voting on the Merger Agreement and the transactions contemplated thereby at the Special Meeting (excluding those shares held by the Director Shareholders) do not vote to approve the Merger Agreement and the transactions contemplated thereby.

CONDITIONS TO CONSUMMATION OF THE MERGER

     In addition to approval of the Merger Agreement and the transactions contemplated thereby by the Interpoint shareholders, the obligation of each party to effect the Merger is subject to the satisfaction of or, where legally permissible, the waiver of various conditions, including: (i) the effectiveness of the Registration Statement and the Information Statement and the absence of any stop order suspending each such effectiveness or any proceedings for that purpose being pending or threatened; (ii) the receipt of all state securities or "Blue Sky" permits and other authorizations necessary to issue the Crane Common Stock; (iii) the expiration or termination of any waiting period (and any extension thereof) under the HSR Act; (iv) no court of competent jurisdiction or other competent governmental or regulatory authority having enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Merger, the Spinoff or the other transactions contemplated by the Merger Agreement; (v) the receipt of all material consents, approvals and notices from governmental or regulatory authorities or any other public or private third parties required to consummate the Merger and the Spinoff; (vi) the continuing accuracy in all material respects of the parties' representations and warranties in the Merger Agreement; (vii) the parties' having performed and complied with, in all material respects, each agreement, covenant and obligation required by the Merger Agreement to be performed or complied with by it on or prior to the Closing Date; (viii) the receipt of a tax opinion from each party's special counsel to the effect that (a) the Spinoff qualifies as a tax-free distribution as described in Section 355 of the Code and (b) the Merger qualifies as a tax-free reorganization described in Section 368(a) of the Code; and (ix) all proceedings to be taken by each party to the Merger Agreement in connection therewith being reasonably satisfactory in form and substance to the other party thereto, and each party having received copies of all such documents and other evidences it may reasonably request from the other to establish the consummation of the transactions and the taking of all proceedings in connection therewith.

     The obligation of Crane to effect the Merger is further subject to the satisfaction of the following conditions (all or any of which may be waived in whole or in part by Crane in its sole discretion): (i) the Spinoff having been completed on or prior to the Closing Date to the satisfaction of Crane, and the Spinoff Agreements having been entered into on or prior to the Closing Date to the reasonable satisfaction of Crane; (ii) the aggregate number of dissenting shares of Interpoint Common Stock not exceeding 10% of the total number of shares of Interpoint Common Stock outstanding on the Closing Date; and (iii) the outstanding indebtedness of Interpoint being at least $15 million immediately prior to the Effective Time.

     The obligation of Interpoint to effect the Merger is further subject to the condition (which may be waived by Interpoint in its sole discretion) that the Crane Rights have not become exercisable or transferable apart from the associated shares of Crane Common Stock on or prior to the Closing Date.

TERMINATION

     The Merger Agreement may be terminated and the transactions contemplated thereby abandoned by (i) mutual written agreement of the Crane Board and the Interpoint Board or (ii) either Crane or Interpoint upon written notice to the other (a) at any time after December 31, 1996 if the Merger has not been consummated on or prior to such date, provided that such failure to consummate the Merger was not caused by a breach of the Merger Agreement by the terminating party, (b) if the approval of Interpoint shareholders has not been obtained, (c) if there has been a material breach of any representation, warranty, covenant or agreement on the part of the nonterminating party set forth in the Merger Agreement, which breach is not curable or, if curable, has not been cured within 30 days following receipt by the nonterminating party of notice of such breach from the terminating party, or (d) if any court of competent jurisdiction or other competent governmental or regulatory authority has issued an order, judgment or decree making illegal or otherwise restraining, preventing or prohibiting the Merger or the Spinoff and such order, judgment or decree shall have become final and nonappealable and such terminating party has used all reasonable effects to remove such order, judgment or decree.

     Additionally, Crane may terminate the Merger Agreement if (i) the Interpoint Board or any committee thereof (a) at any time after Interpoint or any of its subsidiaries is required to notify Crane of a potential Alternative Proposal pursuant to the Merger Agreement, withdraws or modifies in any manner adverse to Crane its approval or recommendation of the Merger Agreement or the Merger, (b) approves or recommends any Alternative Proposal (including approving of, expressing no opinion on or remaining neutral as to a third-party tender offer for shares of Interpoint Common Stock when expressing the position of Interpoint to any such tender offer in complying with Rule 14e-2 promulgated under the Exchange Act), or (c) resolves to take any of the actions specified in clause (a) or (b); (ii) Interpoint or any of its subsidiaries announces, or enters into a definitive agreement or a letter of intent for, an Alternative Proposal or the Interpoint Board or any committee thereof shall resolve to take such action; (iii) any person or group (within the meaning of Section 13(d)(3) of the Exchange Act) other than Crane acquires that number of shares of Interpoint capital stock entitled to cast at least 35% of the total number of votes entitled to be cast in an election of directors of Interpoint, or the directors of Interpoint in office on the date of the Merger Agreement shall cease to represent a majority of the directors of Interpoint; or (iv) the Interpoint Board or any committee thereof withdraws or modifies in a manner adverse to Crane its approval or recommendation of the Merger Agreement or the Merger. The Merger Agreement also provides that Interpoint may terminate the Merger Agreement if the Interpoint Board or any committee thereof determines to enter into a definitive agreement or an agreement in principle for an Alternative Proposal, subject to paying Crane the termination fee described under "--Expenses and Termination Fees."

EXPENSES AND TERMINATION FEES

     The Merger Agreement provides that if (i) Crane terminates the Merger Agreement pursuant to clause (i), (ii) or (iii) of the immediately preceding paragraph, (ii) Interpoint terminates the Merger Agreement pursuant to the last sentence of the immediately preceding paragraph, or (iii) either party terminates the Merger Agreement due to the failure of Interpoint's shareholders to approve the Merger Agreement and the transactions contemplated thereby and within six months thereafter the Interpoint Board or any committee thereof approves or recommends any Alternative Proposal as provided above, or if Interpoint or any of its subsidiaries announces, or enters into a definitive agreement or a letter of intent for, an Alternative Proposal or the Interpoint Board or any committee thereof resolves to take such action, then Interpoint is obligated to pay Crane $3.0 million plus an amount equal to all out-of-pocket fees and expenses incurred by Crane in connection with or related to the Merger Agreement and the transactions contemplated thereby (not to exceed $1.0 million) within five days of the notice of termination. Interpoint has agreed that if such payment is not timely paid, the amount not timely paid will bear interest at 10% per annum accruing from the date such payment was due and continuing until the termination payment is paid in full. Interpoint has additionally agreed that in the event it is necessary for Crane to institute proceedings to seek collection of the termination payment and it is entitled to receive any of the amounts sought in the collection proceeding, in addition to paying such amount Interpoint will reimburse Crane for the attorneys' fees and other costs and expenses incurred by Crane in connection with such collection.

     Under the Merger Agreement, except as described above, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such cost or expense.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective Boards of Directors of the parties thereto at any time prior to the Effective Time, whether prior to or after the approval of the Interpoint shareholders has been obtained, but after such adoption and approval only to the extent permitted by applicable law.

     At any time prior to the Effective Time, any of the parties to the Merger Agreement may to the extent permitted by applicable law (i) extend the time for performing any of the obligations or other acts of the other parties thereto;
(ii) waive any inaccuracies in the representations and warranties of the other parties thereto or in any document delivered pursuant to the Merger Agreement; or (iii) waive compliance with any of the covenants, agreements or conditions of the other parties contained in the Merger Agreement.

ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase under generally accepted accounting principles. The effect of purchase accounting treatment is that the assets, liabilities and shareholders' equity accounts of Interpoint will be recorded at their fair values at the Effective Time. Any excess consideration paid by Crane over the fair value of Interpoint's assets will be recorded as goodwill.

OPERATIONS OF INTERPOINT AFTER THE MERGER

     Following consummation of the Merger, Crane intends that the business of Interpoint will continue to be operated in its customary manner. At the Effective Time, Interpoint, as the Surviving Corporation, will continue to operate under the name "Interpoint Corporation."

FEDERAL SECURITIES LAW CONSEQUENCES

     All shares of Crane Common Stock received by Interpoint shareholders in the Merger will be freely transferable, except that shares of Crane Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Interpoint prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act. Persons who may be deemed to be affiliates of Interpoint generally include individuals or entities that control, are controlled by, or are under common control with such party and include directors, and may include certain officers of such party, as well as principal shareholders of such party. The Merger Agreement requires Interpoint to use its best efforts to cause each of its affiliates to execute a written agreement to the effect that such affiliate will not offer or sell or otherwise dispose of any of the shares of Crane Common Stock issued to such affiliate in or pursuant to the Merger in violation of the Securities Act or the rules and regulations promulgated by the SEC thereunder. See "--Certain Additional Agreements--Interpoint Affiliates."

        INTERESTS OF CERTAIN PERSONS IN THE MERGER; CERTAIN TRANSACTIONS

     In considering the recommendation of the Interpoint Board with respect to the Merger Agreement and the transactions contemplated thereby, holders of Interpoint Common Stock should be aware that certain executive officers and directors of Interpoint have interests in the Merger that are in addition to and not necessarily aligned with the interests of Interpoint shareholders generally. The Interpoint Board has considered these interests, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     Employment/Severance Agreements. Fourteen members of Interpoint's management, including David A. Uvelli, Senior Vice President, General Manager, Power Products Division and a director, Leslie S. Rock, Vice President, Chief Accounting Officer and Secretary-Treasurer and Sally M. Veillette, Vice President and General Manager, Custom Microelectronics Division, will be beneficiaries of a severance policy adopted by Interpoint and to be continued by the Surviving Corporation for at least two years following the Closing. If, within two years after the Effective Date, the employment of any of such members of Interpoint's management is substantially changed in terms of materially reduced responsibility or compensation, or is terminated for a reason other than voluntary resignation, cause, permanent or total disability or death, he or she will receive payment equal to 125% (in the case of officers) or 60% (in the case of nonofficers) of his or her annual base salary in effect immediately preceding the date of termination under the severance policy. In addition, each would receive other benefits to which he or she would normally be entitled in the event of termination.

     Acceleration of Vesting and Cash Payment of Interpoint Stock
Options. Immediately prior to the Effective Time, all outstanding options to purchase shares of Interpoint Common Stock, whether or not the vesting requirements for exercise of such options have been satisfied, held by employees of Interpoint's microelectronics business (including Leslie S. Rock, David A. Uvelli and Sally M. Veillette) will be terminated in exchange for cash payments by Interpoint. Options held by employees of the ADIC data storage business (including Mr. van Oppen and Mr. Stonecipher) and all members of the Interpoint Board other than Dr. Uvelli will be cancelled in exchange for an ADIC Replacement Option and a cash payment for the portion of the original option that is attributable to the microelectronics business. See "The Merger--Treatment of Stock Options." As of the Record Date, Interpoint's executive officers and directors had the following outstanding options:

                                                              NUMBER OF SHARES   WEIGHTED     NUMBER OF
                                                                 SUBJECT TO      AVERAGE    SHARES AS TO
                                                                OUTSTANDING      EXERCISE   WHICH OPTIONS
       NAME OF INDIVIDUAL                  POSITION               OPTIONS         PRICE      ARE VESTED
- --------------------------------  --------------------------  ----------------   --------   -------------
Peter H. van Oppen..............  Chairman, President and          147,482        $ 3.45       127,482
                                  CEO
David A. Uvelli.................  Sr. VP, General Manager,          54,000        $ 3.88        36,500
                                  Power Products Division,
                                  and Director
Charles H. Stonecipher..........  Sr. VP and COO, ADIC              70,000        $ 5.28        23,000
Sally M. Veillette..............  VP, General Manager,              27,500        $ 5.27         7,000
                                  Custom Microelectronics
                                  Division
Leslie S. Rock..................  VP, CAO, Secretary-               16,100        $ 1.89        16,100
                                  Treasurer
Christopher T. Bayley...........  Director                          13,000        $ 2.92        12,000
Walter P. Kistler...............  Director                          13,000        $ 2.92        12,000
Russel F. McNeill...............  Director                           8,800        $ 3.09         7,800
Walter F. Walker................  Director                          12,000        $ 5.48             0
John W. Stanton.................  Director                          13,000        $ 2.63        12,000

     Indemnification of Directors and Officers Pursuant to the Merger Agreement. The Merger Agreement provides for indemnification of, and maintenance of liability insurance for, directors and officers of Interpoint in respect of actions or omissions occurring at or prior to the Effective Time or pertaining to the Merger Agreement. See "The Merger--Certain Additional Agreements--Indemnification of Directors and Officers."

     Consulting Agreement. Mr. van Oppen will enter into a consulting agreement with ELDEC providing that, for a period of six months beginning October 31, 1996, Mr. van Oppen will provide certain advice and assistance to ELDEC relating to the Interpoint microelectronics business in exchange for $150,000, payable in three equal installments.

     Sales to ELDEC. In the ordinary course of its business, Interpoint sells power products and custom microelectronics to ELDEC, a wholly owned subsidiary of Crane. During Interpoint's fiscal years ended October 31, 1993, 1994 and 1995, and the nine months ended July 31, 1996, Interpoint derived revenues of approximately $624,000, $645,000, $958,000 and $827,000, respectively, from such sales.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes the material federal income tax consequences of the Spinoff and the Merger to Interpoint, ADIC, Crane and the shareholders of Interpoint who are citizens of or residents in the United States. It does not discuss all the tax consequences that may be relevant to Interpoint shareholders because of their particular tax situation (such as insurance companies, financial institutions, dealers in securities, tax-exempt organizations or non-U.S. persons) or to Interpoint shareholders who acquired their shares of Interpoint Common Stock pursuant to the exercise of employee stock options or warrants, or otherwise as compensation. This summary also does not discuss tax consequences to holders of outstanding Interpoint options.

     Neither Interpoint nor ADIC nor Crane has requested a ruling from the IRS with regard to any of the federal income tax consequences of the Spinoff or the Merger. A condition to the obligation of Interpoint to consummate the Spinoff and the Merger is that it receive the opinion of Perkins Coie, special counsel to Interpoint, to the effect that (i) the Spinoff qualifies as a tax-free distribution described in Section 355 of the Code and (ii) the Merger qualifies as a reorganization described in Section 368(a) of the Code. A condition to the obligation of Crane to consummate the Merger is a similar opinion to be given by Milbank, Tweed, Hadley & McCloy, special counsel to Crane. These opinions also include an opinion as to the accuracy of the tax consequences described herein. However, these opinions of counsel will not be binding on the IRS or guarantee that the IRS will not challenge the tax treatment of the Spinoff or the Merger.

     The opinions of counsel will be based on federal income tax law as it exists at the Effective Time of the Merger and the Spinoff and on the assumptions that (i) representations made as of the Effective Time by Interpoint, ADIC, Acquisition Corp. and certain significant shareholders of Interpoint are accurate, (ii) the Merger will qualify as a merger under applicable state law, (iii) the Merger and the Spinoff and related transactions will occur as described in the Merger Agreement, and (iv) all parties to the Merger Agreement will comply with their covenants contained in the Merger Agreement, including, but not limited to, the covenant of Crane not to liquidate or merge Interpoint into Crane or into any of its subsidiaries within one year after the Closing Date and that Crane will not provide any funds or guaranty with respect to Interpoint's obligation to pay its shareholders with respect to dissenting shares of Interpoint Common Stock or options to acquire Interpoint Common Stock. Any change in federal income tax law after the date hereof or any change in those assumptions could vary the conclusions set forth herein.

THE SPINOFF

     The Spinoff will not be a taxable transaction if it meets the requirements of Section 355 of the Code, including, among others, that (i) there is a business purpose for the Spinoff independent of tax reasons, (ii) the Spinoff is not a device for the distribution of earnings and profits to the Interpoint shareholders, (iii) after the Spinoff, ADIC and Interpoint each continue to conduct a trade or business that has been actively conducted for the five years preceding the Spinoff and that was not acquired in a taxable transaction, (iv) the Spinoff results in a distribution of control (within the meaning of Section 368(c) of the Code) of ADIC, and (v) the historical shareholders of Interpoint continue to hold an amount of stock establishing a continuity of interest in Interpoint and ADIC.

     Business Purpose. Crane has represented that it would not agree to consummate the Merger if ADIC or the ADIC business had to be acquired as a part of the Merger. Interpoint has represented that a business purpose for the Spinoff is to eliminate an asset that Crane did not want in the Merger. Thus, the Spinoff is necessary to facilitate the Merger. The IRS has ruled in the past that a premerger spinoff designed to eliminate unwanted assets of the target company for a post-spinoff merger constitutes a valid business purpose. See Rev. Proc. 96-30, Appendix A, Section 2.07, 1996-19 I.R.B. 8 (May 6, 1996). Based on the representations of Crane and Interpoint, counsel to Crane and to Interpoint will opine that the business purpose requirement for the Spinoff will be met.

     No Device. In general, a sale or exchange of the stock of Interpoint or ADIC after the Spinoff would be evidence that the Spinoff was a device for the distribution of the earnings and profits of Interpoint in violation of the requirements of Section 355 of the Code. The Merger results in an exchange of Interpoint's stock for Crane Common Stock. However, the regulations under
Section 355 indicate that the exchange of stock pursuant to a plan of reorganization under Section 368(a) of the Code in which either no gain or loss or only an insubstantial amount of gain is recognized on the exchange will not be treated as a subsequent sale or exchange. Treas. Reg.
sec. 1.355-2(d)(2)(iii)(E). Thus, the fact that the Interpoint shareholders will exchange their Interpoint Common Stock for Crane Common Stock pursuant to the Merger will not result in a determination that the Spinoff is a device for the distribution of the earnings and profits of Interpoint if the Merger qualifies as a reorganization and little or no gain is recognized in the Merger. As indicated below, counsel to Crane and to Interpoint will opine that the Merger is a reorganization under Section 368(a) and that no gain or loss should be recognized with respect to the Merger except with respect to cash paid in lieu of fractional shares and dissenting shares.

     Five-Year Active Trade or Business. Under Section 355 of the Code, both Interpoint and ADIC must continue a business that has been conducted as an active trade or business for at least five years prior to the Spinoff and that was not acquired by Interpoint or ADIC in a taxable purchase of stock or assets. Interpoint has represented that Interpoint and ADIC each will continue a business after the Effective Time that has been actively conducted by Interpoint and ADIC, respectively, for at least five years and that the business was not acquired in any taxable acquisition of stock or assets during the past five years. Based on that representation, counsel to Interpoint and to Crane will opine that the active trade or business test will be met.

     Continuity of Shareholder Interest. To qualify under Section 355 of the Code, historical shareholders of Interpoint must retain a continuity of interest in both Interpoint and ADIC after the Spinoff. Although the shareholders of Interpoint will not continue to hold Interpoint shares after the Merger, the courts have held that the continuity of interest test nonetheless can be met if those shareholders retain a continuing interest in the surviving corporation in the merger. See Commissioner v. Morris Trust, 367 F.2d 794 (4th Cir. 1966); Rev. Rul. 75-406, 1975-2 C.B. 125. Certain significant shareholders will be asked to represent, and counsel to Interpoint and to Crane have assumed, that those shareholders do not have any plan as of the Effective Time to dispose of their interest in ADIC or Crane following the Effective Time. Interpoint and Crane have represented they are not aware of any plan that would result in the historical shareholders of Interpoint and Crane retaining less than a 50% continuing interest in ADIC and Crane after the Effective Time. The IRS has ruled that a 50% continuing interest satisfies the continuity of interest requirement. Treas. Reg. sec. 1.355-2(c)(2), example 2. Thus, the continuity of interest test should be met for the Spinoff and the Merger.

     If any of the requirements were not met, the Spinoff would not qualify as a tax-free transaction under Section 355. In that event, Interpoint would recognize any gain or loss as if it had sold the ADIC Common Stock, and the Interpoint shareholders would be taxed as if they had received the ADIC Common Stock as a dividend distribution with respect to their Interpoint Common Stock.

THE MERGER

     A merger such as the Merger can qualify as a tax-free reorganization under
Section 368(a)(1)(B), which applies to an exchange of stock in one corporation solely for voting stock of the acquiring corporation. Rev. Rul. 67-448, 1967-2 C.B. 144 & Treas. Reg. sec. 1.368-2(j)(7), examples (4) and (5).

     For the Merger to qualify as a reorganization under Section 368(a)(1)(B) (a "B reorganization"), Acquisition Corp. must be a newly formed special-purpose corporation formed solely for the purpose of effecting the Merger. Crane has represented that Acquisition Corp. is a transitory corporation with no purpose other than to facilitate the Merger. Crane has also represented that it will not, as of the Effective Time, have a plan to liquidate or merge Interpoint into Crane or any of Crane's subsidiaries and that at no time within one year following the Effective Time will Crane merge Interpoint into Crane or any of Crane's subsidiaries. In that way, the parties can establish that the Merger resulted in the acquisition of the stock of Interpoint, rather than its assets, in compliance with Section 368(a)(1)(B). If contrary to such representations the IRS were to determine Crane did have a plan to merge or liquidate Interpoint, the Merger would not qualify as a tax-free reorganization.

     No consideration other than Crane voting stock can be used in a B reorganization. Crane has also represented that no consideration other than Crane voting stock will be used to acquire Interpoint capital stock, except that Interpoint may use its cash to satisfy obligations to pay dissenting shareholders or optionholders of Interpoint. Crane has represented it will not pay, guaranty or contribute funds directly or indirectly to satisfy that Interpoint obligation. Interpoint has established the Segregated Account to satisfy its obligations to dissenting shareholders and optionholders. If, notwithstanding this representation, any consideration other than Crane voting stock were used to satisfy the claims of dissenting shareholders or optionholders, the Merger may be taxable.

     If the Merger qualifies as a reorganization under Section 368(a) of the Code, the tax consequences to the parties will be as follows: (i) no gain or loss will be recognized by Interpoint, Crane or Acquisition Corp. upon the receipt by Crane of Interpoint Common Stock sold in exchange for Crane Common Stock; (ii) the basis of the Interpoint Common Stock received by Crane will be the same as the basis of the Interpoint Common Stock in the hands of the Interpoint shareholders immediately prior to the exchange; (iii) the holding period of the Interpoint Common Stock received by Crane will include the period during which the Interpoint Common Stock was held by Interpoint shareholders;
(iv) no gain or loss will be recognized by an Interpoint shareholder who receives solely shares of Crane Common Stock in exchange for Interpoint Common Stock; (v) the basis of the Crane Common Stock received by the Interpoint shareholders will be the same as the basis for the Interpoint Common Stock surrendered in the exchange, reduced by the tax basis allocable to any fractional share interest in Crane Common Stock with respect to which cash is being received; (vi) the holding period of the Crane Common Stock received by Interpoint shareholders includes the holding period of the Interpoint Common Stock surrendered in the exchange, assuming the shares of Interpoint Common Stock were held as a capital asset on the date of the exchange; (vii) an Interpoint shareholder who receives cash in lieu of fractional shares will recognize capital gain or loss equal to the difference between the cash received and the tax basis allocated to the fractional share interest; and (viii) an Interpoint shareholder who receives cash for dissenting shares will be treated as having had the Interpoint Common Stock redeemed in exchange for cash, which will result in capital gain or loss to such shareholder unless such shareholder constructively owns shares of Interpoint Common Stock that are exchanged for Crane Common Stock in the Merger or actually or constructively owns Crane Common Stock after the Merger.

     If the Merger does not qualify as a tax-free reorganization under Section 368(a) of the Code, the Interpoint shareholders would be treated as having sold their Interpoint shares in a taxable transaction, resulting in gain or loss with respect to each such share.

PENDING LEGISLATION

     The Clinton administration has proposed legislation as part of the Revenue Reconciliation Act of 1996 that would treat a spinoff as taxable to the distributing corporation (but not the shareholders of the distributing corporation) if the shareholders of the distributing corporation did not retain for a two-year period following the spinoff a 50% or greater interest in the distributing corporation and any successor thereto. See Section 9522 of the Revenue Reconciliation Act of 1996. The proposal, if passed by Congress, in its present form, would be effective for distributions occurring after March 19, 1996. Because the Interpoint shareholders will not acquire a 50% or greater interest in Crane pursuant to the Merger, the Clinton proposal would result in tax to Interpoint as a result of the Spinoff. It is uncertain whether this proposal will pass Congress or, if passed, whether the proposed effective date will be adopted. On March 29, 1996, Senator William V. Roth, Jr., Chairman of the Senate Finance Committee, and Congressman Bill Archer, Chairman of the Ways and Means Committee, issued a statement indicating that the effective date of any such legislation would be the date of congressional action on the bill and not the retroactive date provided in the Clinton administration's proposal. A number of Democrats have also endorsed such approach. Thus, it does not appear likely that this proposal, if enacted in the future, would apply to the Spinoff unless Congress acted before the Spinoff Date and did not adopt transition rules excepting transactions such as the Spinoff pursuant to agreements that were executed prior to approval of the legislation, which also does not appear likely. The Revenue Reconciliation Act of 1996 is in the form of a draft administration proposal and has not yet been introduced as a bill to Congress. No hearings are scheduled at this time with respect to the subject matter of the proposal. Congress is scheduled to end its current session on October 4, 1996.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE SPINOFF AND THE MERGER AND DOES NOT PURPORT TO BE AN ANALYSIS OR LISTING OF ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. HOLDERS OF INTERPOINT COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPINOFF AND MERGER TO THEM.

                  RIGHTS OF DISSENTING INTERPOINT SHAREHOLDERS

     The following summary of the availability of dissenters' rights for holders of Interpoint Common Stock does not purport to be complete and is qualified in its entirety by reference to Chapter 23B.13 of the WBCA (a copy of which is attached as Appendix II to this Proxy Statement/Prospectus). Any shareholder contemplating the exercise of dissenters' rights is urged to review the full text of Chapter 23B.13 of the WBCA. The procedures set forth in such Chapter must be followed exactly or dissenters' rights may be lost.

     A holder of Interpoint Common Stock who properly follows the procedures for dissenting and demanding payment for his or her Interpoint shares pursuant to Chapter 23B.13 (as summarized below) may be entitled to receive in cash the "fair value" of his or her Interpoint shares in lieu of the consideration provided in the Merger Agreement. An Interpoint shareholder's dissenters' rights do not apply to the Spinoff and a dissenting shareholder will not be entitled to receive payment for the ADIC shares to be received in the Spinoff. The "fair value" of a dissenting shareholder's shares will be the value of such shares immediately prior to the Effective Time, after giving effect to the Spinoff, excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable. The "fair value" could be more than, equal to or less than the value of the consideration the shareholder would have received pursuant to the Merger Agreement if the shareholder had not dissented. In the event the dissenting shareholder and the corporation cannot agree on the "fair value" of the dissenter's Interpoint Common Stock, "fair value" may ultimately be determined by a court in an appraisal proceeding.

     To properly exercise dissenters' rights with respect to the Merger and to be entitled to payment under Chapter 23B.13 of the WBCA, a holder of Interpoint Common Stock must, among other things, (i) prior to the Special Meeting, deliver to Interpoint written notice of the shareholder's intent to demand payment for his or her shares if the Merger is effected, (ii) not vote his or her shares in favor of the Merger, and (iii) upon receipt of a dissenter's notice from Interpoint (as described below), timely deliver a demand for payment, certifying whether the shareholder acquired beneficial ownership before the date of the first announcement to the news media or to shareholders of the terms of the Merger, and timely deposit the shareholder's Interpoint certificates in accordance with the terms of the dissenter's notice. Thus, any holder of Interpoint Common Stock who wishes to dissent and who executes and returns a proxy on the accompanying form must specify that such holder's shares are to be voted against the Merger or that the proxy holder should abstain from voting such holder's shares in favor of the Merger. A vote against the Merger is not a proper exercise of dissenters' rights. If the shareholder returns a proxy without voting instructions, or with instructions to vote in favor of the Merger, such holder's shares will automatically be voted in favor of the Merger, and the shareholder will lose any dissenters' rights. Within 10 days after the Effective Time, Interpoint will send a written dissenter's notice to each holder of Interpoint Common Stock who satisfied the requirements of clauses (i) and
(ii) above, indicating where the payment demand must be sent and where and when Interpoint share certificates must be deposited. Such notice will include, among other things, a form of payment demand that includes the date of the first announcement to the news media or to shareholders of the terms of the Merger and requires the person asserting dissenters' rights to certify whether or not such person acquired beneficial ownership of the shares before that date, and will set the date by which Interpoint must receive the payment demand, which date may not be less than 30 or more than 60 days after the dissenter's notice is delivered. Shareholders who fail to file timely written intent to demand payment or who vote in favor of the Merger will not be entitled to receive the dissenter's notice and will be bound by the terms of the Merger Agreement. Written objections to the Merger by holders of Interpoint Common Stock should be addressed to the Secretary of Interpoint at its principal executive offices at 10301 Willows Road, P.O. Box 97005, Redmond, Washington 98073-9705. Such objections must be received by Interpoint prior to the Special Meeting.

     A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if (i) the beneficial shareholder submits to Interpoint the record shareholder's written consent to dissent not later than the time the beneficial shareholder asserts dissenters' rights and
(ii) the beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

     Within 30 days after the later of the Effective Time and the date the payment demand is received, Interpoint will pay each dissenter who complied with the above conditions the amount that Interpoint estimates to be the fair value of the shareholder's shares, plus accrued interest. The payment must be accompanied by, among other things, (i) Interpoint's balance sheet as of the end of a fiscal year ended not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any, and (ii) an explanation of how Interpoint estimated the fair value of the shares and how the interest was calculated. Notwithstanding the foregoing, with respect to shares acquired after the date of the first announcement to the news media or to shareholders of the terms of the Merger, Interpoint may elect to withhold payment of the fair value of the dissenter's shares plus accrued interest and, in such event, Interpoint will estimate after the Effective Time the fair value of the shares, plus accrued interest, and will offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand.

     A dissenter may notify Interpoint in writing of the dissenter's own estimate of the fair value of the dissenter's shares and the amount of interest due and demand payment of the dissenter's estimate, less any payment made, or, with respect to after-acquired shares for which Interpoint elected to withhold payment, reject Interpoint's offer of the fair value determined for such shares and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

          (i) The dissenter believes that the amount paid or offered is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

          (ii) Interpoint fails to make payment within 60 days after the date set for demanding payment; or

          (iii) The Merger is not effected, and Interpoint does not return the deposited Interpoint certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     A dissenter will be deemed to have waived the right to demand payment unless the dissenter notifies Interpoint of his or her demand in writing within 30 days after Interpoint makes or offers payment for the dissenter's shares.

     If a demand for payment remains unsettled, Interpoint will commence a proceeding in the Superior Court of King County, Washington within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If Interpoint does not commence such proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded. Interpoint will make all dissenters, whether or not residents of Washington State, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Interpoint may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in Interpoint's opinion, complied with the provisions of Chapter 23B.13. If the court determines that such shareholder has not complied with the provisions of Chapter 23B.13, the shareholder shall be dismissed as a party. Each dissenter made a party to the proceeding will be entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shares, plus interest, exceeds the amount paid by Interpoint or (ii) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which Interpoint elected to withhold payment.

                       DESCRIPTION OF CRANE CAPITAL STOCK

     Crane's Certificate of Incorporation, as amended (the "Crane Certificate of Incorporation"), authorizes the issuance of 85,000,000 shares of capital stock, of which 80,000,000 shares are designated as Crane Common Stock and 5,000,000 shares are designated as Preferred Stock, par value $.01 per share (the "Crane Preferred Stock").

     As of September 5, 1996, 29,891,059 shares of Crane Common Stock were issued and outstanding and no shares of Crane Preferred Stock were issued and outstanding.

     The following description of the terms of Crane's capital stock does not purport to be complete and is qualified in its entirety by reference to the General Corporation Law of Delaware (the "DGCL") and the Crane Certificate of Incorporation.

CRANE COMMON STOCK

     Holders of Crane Common Stock are entitled to cast one vote per share on all matters on which Crane's stockholders are entitled to vote. The number of votes required to take action by Crane's stockholders are as provided in the DGCL or the Crane Certificate of Incorporation. Holders of Crane Common Stock do not have cumulative voting rights or preemptive, redemption, subscription or conversion rights. Holders of Crane Common Stock are entitled to receive dividends when and as declared by the Crane Board out of funds legally available for the payment thereof. Subject to any preferential rights that may be granted to holders of Crane Preferred Stock, holders of Crane Common Stock are entitled to share ratably in all assets of Crane that are legally available for distribution to its stockholders in the event of its liquidation or dissolution.

CRANE PREFERRED STOCK

     The Crane Certificate of Incorporation provides that the Crane Preferred Stock may be issued from time to time in one or more series as determined by the Crane Board. The Crane Board may, by resolution, fix the designations, preferences and relative, participating, optional or other rights or qualifications, limitations or restrictions of any series of Crane Preferred Stock.

     Of the Crane Preferred Stock, 350,000 shares have been designated Series A Junior Participating Preferred Stock (the "Crane Series A Preferred Stock"). For a discussion of the terms of the Crane Series A Preferred Stock, see "Comparison of Shareholder Rights--Shareholder Rights Plan."

                        COMPARISON OF SHAREHOLDER RIGHTS

     Upon consummation of the Merger, holders of Interpoint Common Stock will become holders of Crane Common Stock, and their rights will thereafter be governed by the DGCL instead of the WBCA, and by the Crane Certificate of Incorporation and the By-Laws of Crane (the "Crane By-Laws"), as opposed to Interpoint's Articles of Incorporation (the "Interpoint Articles of Incorporation") and the Bylaws of Interpoint (the "Interpoint Bylaws").

     The following is a summary of certain material differences between the rights of Crane's stockholders, on one hand, and Interpoint's shareholders, on the other hand. These differences arise from differences between the DGCL and the WBCA, and between the Crane Certificate of Incorporation and the Crane By-Laws and the Interpoint Articles of Incorporation and the Interpoint Bylaws.

     The following does not purport to be a complete statement of the rights of the Crane stockholders under the DGCL, the Crane Certificate of Incorporation and the Crane By-Laws as compared with the rights of Interpoint's shareholders under the WBCA, the Interpoint Articles of Incorporation and the Interpoint Bylaws. The identification of certain specific differences is not meant to indicate that other equally or more significant differences do not exist. The following summary is qualified in its entirety by reference to the DGCL, the WBCA and the full text of the charter and bylaw documents of each of Crane and Interpoint. For information as to how such documents may be obtained, see "Available Information."

SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS

     Crane. The DGCL provides that the board of directors of a Delaware corporation shall consist of one or more directors as fixed by the corporation's certificate of incorporation or by-laws. The Crane Certificate of Incorporation provides for a board of directors comprised of not less than three nor more than fifteen persons, which number may be increased or decreased within such range by the Crane Board. Crane currently has nine directors. As permitted under the DGCL, the Crane Board is classified into three classes which are as nearly equal in number as reasonably possible. Directors in each class serve for a three-year term, and elections are staggered such that one class is elected each year.

     Interpoint. The WBCA provides that the board of directors of a Washington corporation shall consist of one or more directors as fixed by the corporation's articles of incorporation or bylaws. The Interpoint Bylaws provide for a board of directors comprised of not less than six nor more than ten directors, which number may be increased or decreased within such range by the Interpoint Board. Interpoint currently has seven directors. As permitted under the WBCA, the Interpoint Board is classified into three classes which are as equal in number as possible. Directors in each class serve for a three-year term, and elections are staggered such that one class is elected each year.

REMOVAL OF DIRECTORS

     Crane. The DGCL provides that a director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. However, in the case of a corporation whose board is classified, the directors may be removed only for cause unless the certificate of incorporation provides otherwise. The Crane Certificate of Incorporation provides that a director or directors may be removed at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the shares then entitled to vote at an election of directors, voting together as a single class.

     Interpoint. The WBCA provides that a corporation's shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The Interpoint Articles of Incorporation provide that any director may be removed in accordance with the laws of Washington State. The Interpoint Bylaws provide that any director or the entire board may be removed, with or without cause, by the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting of shareholders called expressly for that purpose.

SPECIAL MEETINGS OF STOCKHOLDERS

     Crane. Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the by-laws. The Crane Certificate of Incorporation provides that a special meeting of stockholders may be called only by a majority of the entire Crane Board or by Crane's Chairman of the Board. Business transacted at any special meeting is limited to the purposes stated in the notice of the special stockholders meeting given to stockholders. The DGCL and the Crane By-Laws require notice of stockholders meetings to be sent to all stockholders of record entitled to vote thereon not less than 10 nor more than 60 days prior to the date of the meeting.

     Interpoint. Under the WBCA, a special meeting of shareholders may be called by a corporation's board of directors or other persons authorized by the corporation's articles of incorporation or bylaws, or, unless limited by the articles of incorporation, on written demand of holders of at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. The Interpoint Bylaws provide that in addition to the parties permitted under the WBCA, a special meeting of shareholders may also be called by the President of Interpoint. The Interpoint Bylaws require that, unless otherwise prescribed by statute, written notice of shareholders meetings must be sent to all shareholders of record not less than 10 nor more than 50 days prior to the date of the meeting. The WBCA provides that notice of a shareholders meeting to act on an amendment to the articles of incorporation, a plan of merger or a share exchange or certain other transactions must be given not less than 20 nor more than 60 days prior to the date of the meeting.

AMENDMENT TO CERTIFICATE/ARTICLES OF INCORPORATION

     Crane. Under the DGCL, amendments to a corporation's certificate of incorporation require the approval of the board of directors and stockholders holding a majority of the outstanding stock of such class entitled to vote on such amendment as a class, unless a different proportion is specified in the certificate of incorporation or by other provisions of the DGCL. The Crane Certificate of Incorporation specifies that the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares entitled to vote thereon, voting together as a single class, is required to amend, repeal or adopt any provisions inconsistent with the provisions of the Crane Certificate of Incorporation pertaining to (i) the Crane Board (including, among other things, the classification of the Board, filling vacancies and the removal of directors), (ii) actions taken by stockholders (which may be effected only at a meeting) and the power to call a special meeting of stockholders, and
(iii) amendments to the Crane By-Laws.

     Interpoint. The WBCA authorizes a corporation's board of directors to make various changes of an administrative nature to the corporation's articles of incorporation without shareholder action. Such changes include a change to the corporate name, changes to the number of outstanding shares in order to effectuate a stock split or stock dividend in the corporation's shares and changes to or elimination of provisions with respect to the par value of the corporation's stock. The WBCA requires that other amendments to a corporation's articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that, because of a conflict of interest or other special circumstances, it should make no recommendation and communicates the basis for its determination to the shareholders. Under the WBCA, such amendments must be approved by each voting group entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group, unless another proportion is specified in the articles of incorporation, by the board of directors as a condition to its recommendation, or by the provisions of the WBCA. The Interpoint Articles of Incorporation do not specify another proportion other than requiring that approval by 80% of the voting stock must be obtained to amend or adopt any provision inconsistent with the "Business Transaction Amendment" provision contained in the Interpoint Articles of Incorporation, provided that only a majority of the voting stock is required if such amendment or adoption of a new provision is approved by a majority of the Interpoint Board, with the concurrence of a majority of the Continuing Directors (as defined below).

PROVISIONS RELATING TO ACQUISITIONS AND BUSINESS COMBINATIONS

     Crane. Section 203 of the DGCL prohibits a Delaware corporation from engaging in any "business combination" with any person who owns 15% or more of a corporation's voting stock (i.e., an "interested stockholder") for a period of three years following the date that such person became an interested stockholder, unless: (i) the corporation's board of directors has approved, prior to the date on which such stockholder became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the corporation's voting stock outstanding at such time (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (iii) on or after the date on which such stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

     For purposes of determining whether a person is the "owner" of 15% or more of a corporation's voting stock for purposes of Section 203 of the DGCL, ownership is defined broadly to include the right, directly or indirectly, to acquire the stock or to control the voting or disposition of the stock. A "business combination" is also defined broadly to include: (i) mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder; (ii) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries; (iii) certain transactions that would result in an increase in the proportionate share of a corporation's or its subsidiaries' stock owned by the interested stockholder; and (iv) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any of its subsidiaries.

     A Delaware corporation may elect not to be governed by Section 203 by a provision contained in its original certificate of incorporation or an amendment thereto or to the by-laws, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors. Such an amendment is not effective until 12 months following its adoption. Crane has not expressly made such an election in its original certificate of incorporation or amendment thereto or in the Crane By-Laws.

     Interpoint. Chapter 23B.19 of the WBCA, which applies to Washington corporations which have a class of voting stock registered with the SEC under the Exchange Act, prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons which beneficially owns 10% or more of the voting securities of the target corporation (i.e., an "Acquiror") for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiror, termination of 5% or more of the employees of the target corporation as a result of the Acquiror's acquisition of 10% or more of the shares, or allowing the Acquiror to receive any disproportionate benefit as a shareholder. After the five-year period, a "significant business transaction" may take place if it complies with certain "fair price" provisions of the statute. A corporation may not "opt out" of this statute. The Merger will not be subject to the provisions of the statute because the Interpoint Board has approved the Merger Agreement and the transactions contemplated thereby.

     The Interpoint Articles of Incorporation contain a provision requiring the affirmative vote of 80% of the votes entitled to be cast by the holders of all shares of Interpoint entitled to vote generally in the election of directors for certain business transactions, if such transactions are out of the ordinary course of business and inconsistent with past practice, with any person or group of persons which is the beneficial owner, directly or indirectly, of shares of Interpoint having 20% or more of the votes entitled to be cast by the holders of all outstanding shares of voting stock (or any person or group of persons which had such status at any time in the preceding two years). Notwithstanding the foregoing, such business transaction will only require the affirmative vote otherwise required if the business transaction is approved by a majority of the directors who were members of the Interpoint Board on December 15, 1986, or who were elected to the Interpoint Board upon the recommendation of a majority of persons who were on the Interpoint Board on December 15, 1986, voting separately as a class ("Continuing Directors"). The majority of the Continuing Directors have approved the Merger.

MERGERS, ACQUISITIONS AND OTHER TRANSACTIONS

     Crane. Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation's assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote thereon, provided that no vote of stockholders of a constituent corporation surviving a merger is required (unless the corporation provides otherwise in its certificate of incorporation) if (i) the merger agreement does not amend the certificate of incorporation of the surviving corporation, (ii) each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and (iii) either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or, if such common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding immediately prior to the merger by more than 20%.

     Interpoint. Under the WBCA, a merger, consolidation or sale of substantially all of a corporation's assets other than in the regular course of business must be approved by the affirmative vote of a majority of directors and by two-thirds of all votes entitled to be cast by each voting group entitled to vote as a separate group, unless another proportion (but not less than a majority of all votes entitled to be cast) is specified in the articles of incorporation. The Interpoint Articles of Incorporation provide that the Interpoint Board may sell, lease or exchange all of Interpoint's property and assets upon authorization by the affirmative vote of the holders of at least two-thirds of the voting stock.

ACTION WITHOUT A MEETING

     Crane. The DGCL authorizes stockholder action without a meeting, unless otherwise provided in a corporation's certificate of incorporation. The Crane Certificate of Incorporation, however, provides that any action to be taken by the stockholders of Crane must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

     Interpoint. Under the WBCA, and pursuant to the Interpoint Bylaws, shareholder action may be taken without a meeting if written consents setting forth such action are signed by all holders of outstanding shares entitled to vote thereon.

APPRAISAL OR DISSENTERS' RIGHTS

     Crane. Under the DGCL, dissenters' rights of appraisal are available to a stockholder of a corporation only in connection with certain mergers or consolidations involving such corporation. Appraisal rights are not available under the DGCL if the corporation's stock is either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. (the "NASD") or (ii) held of record by more than 2,000 stockholders; provided, however, that appraisal rights will be available if the merger or consolidation requires stockholders to exchange their stock for anything other than (a) shares of the surviving corporation, (b) shares of another corporation that will be listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the NASD or held of record by more than 2,000 stockholders, (c) cash in lieu of fractional shares, or (d) a combination of such shares and cash in lieu of fractional shares. Additionally, no appraisal rights are available if the corporation is the surviving corporation, and no vote of its stockholders is required for the merger.

     Interpoint. Under the WBCA, a shareholder of a Washington corporation may exercise dissenters' rights in connection with a plan of merger providing for a shareholder vote, a plan of exchange involving the acquisition of the corporation's shares providing for a shareholder vote, a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business providing for a shareholder vote, a reverse stock split that results in the shareholder becoming a fractional holder, and any corporate action taken by shareholder vote for which the articles of incorporation, bylaws or resolution of the board of directors provide for dissenters' rights. Accordingly, Interpoint's shareholders have the right to dissent from the Merger and receive payment of the fair value of their shares of Interpoint Common Stock. See "Rights of Dissenting Interpoint Shareholders."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Crane. Under the DGCL, a corporation is permitted to adopt a provision in its certificate of incorporation reducing or eliminating the liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such liability does not arise from certain proscribed conduct (e.g., intentional misconduct or breach of the duty of loyalty). The Crane Certificate of Incorporation provides for certain specified limitations on a director's liability to the fullest extent permitted under the DGCL. In addition, the DGCL grants each Delaware corporation the power to indemnify any of its officers, directors, employees or agents who are parties to any action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, provided that such officer, director, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby. The Crane By-Laws provide for indemnification of officers and directors to the extent permitted by the DGCL.

     Interpoint. The WBCA provides that a corporation's articles of incorporation may include a provision that eliminates or limits the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director. However, the provision may not eliminate or limit the liability of a director for acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, for unlawful distributions, or for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. The Interpoint Articles of Incorporation provide for the limitation of director liability to the full extent permitted by the WBCA. In addition, under the WBCA, if authorized by the articles of incorporation or a bylaw adopted or ratified by the shareholders or by a resolution adopted or ratified by the shareholders, a corporation has the power to indemnify a director or officer made a party to a proceeding, or advance or reimburse expenses incurred in a proceeding, under any circumstances, except that no such indemnification shall be allowed on account of (i) acts or omissions of a director or officer finally adjudged to be intentional misconduct or a knowing violation of the law, (ii) conduct of a director or officer finally adjudged to be an unlawful distribution, or (iii) any transaction with respect to which it was finally adjudged that such director or officer personally received a benefit in money, property or services to which the director or officer was not legally entitled. Unless limited by the corporation's articles of incorporation, Washington law requires indemnification if the director or officer is wholly successful on the merits of the action or otherwise. Any indemnification of a director must be reported to the shareholders in writing. The Interpoint Bylaws provide for the indemnification of a director or officer to the full extent permitted by applicable law. Written commentary by the drafters of the WBCA, which has the status of legislative history, specifically indicates that a corporation may indemnify its directors and officers for amounts paid in settlement of derivative actions, provided that the director's or officer's conduct does not fall within one of the categories set forth above.

DIVIDENDS

     Crane. A Delaware corporation may declare and pay dividends out of its surplus or, if it has no surplus, out of any net profits for the fiscal year in which the dividend was declared or for the preceding fiscal year in which the dividend was declared (provided that such payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets).

     Interpoint. Under the WBCA, a corporation may make a distribution in cash or in property to its shareholders upon the authorization of its board of directors unless, after giving effect to such distribution, (i) the corporation would be unable to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose preferential rights are superior to those receiving the distribution.

SHAREHOLDER RIGHTS PLAN

     The following is a summary of the Crane Rights Agreement. The Crane Rights Agreement will not be triggered by the Merger. This summary does not purport to be complete and is qualified in its entirety to Crane's Registration Statement on Form 8-A dated July 1, 1988, as amended, including the Crane Rights Agreement filed as an exhibit thereto.

     On June 27, 1988, the Crane Board declared a dividend of one Crane Right for each outstanding share of Crane Common Stock to the stockholders of record on July 11, 1988 (the "Crane Rights Record Date").

Each Crane Right entitles the registered holder to purchase from Crane one one-hundredth of a share of Crane Series A Preferred Stock at a price of $105 per one one-hundredth of a share of Crane Series A Preferred Stock (the "Rights Purchase Price"), subject to adjustment.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Crane Common Stock and (ii) 10 business days (or such later date as may be determined by action of the Crane Board prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding shares of Crane Common Stock (the earlier of such dates being called the "Distribution Date"), the Crane Rights will be evidenced, with respect to any of the Crane Common Stock certificates outstanding as of the Crane Rights Record Date, by such Crane Common Stock certificate with a copy of a summary of the Crane Rights attached thereto.

     The Crane Rights Agreement provides that, until the Distribution Date, the Crane Rights will be transferred with and only with the Crane Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Crane Rights), new Crane Common Stock certificates issued after the Crane Rights Record Date, upon transfer or new issuance, will contain a notation incorporating the Crane Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Crane Rights), the surrender for transfer of any certificates for shares of Crane Common Stock outstanding as of the Crane Rights Record Date, even without such notation or a copy of a summary of the Crane Rights being attached thereto, will also constitute the transfer of the Crane Rights associated with the shares of Crane Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Crane Rights ("Right Certificates") will be mailed to holders of record of Crane Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Crane Rights.

     The Crane Rights are not exercisable until the Distribution Date. The Crane Rights will expire on June 27, 1998, unless such date is extended or unless the Crane Rights are earlier redeemed by Crane, in each case as described below.

     The Rights Purchase Price payable, and the number of shares of Crane Series A Preferred Stock or other securities or property issuable, upon exercise of the Crane Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Crane Series A Preferred Stock, (ii) upon the grant to holders of the Crane Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Crane Series A Preferred Stock at a price, or securities convertible into Crane Series A Preferred Stock with a conversion price, less than the then-current market price of the Crane Series A Preferred Stock, or (iii) upon the distribution to holders of the Crane Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends payable in Crane Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Crane Rights and the number of one one-hundredths of a share of Crane Series A Preferred Stock issuable upon exercise of each Crane Right are also subject to adjustment in the event of a stock split of the Crane Common Stock or a stock dividend on the Crane Common Stock payable in Crane Common Stock or subdivisions, consolidations or combinations of the Crane Common Stock occurring, in any such case, prior to the Distribution Date.

     Crane Series A Preferred Stock purchasable upon exercise of the Crane Rights will not be redeemable. Each share of Crane Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Crane Common Stock. In the event of liquidation, the holders of Crane Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Crane Common Stock. Each share of Crane Series A Preferred Stock will have 100 votes, voting together with the shares of Crane Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Crane Common

Stock are exchanged, each share of Crane Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Crane Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Crane Series A Preferred Stock's dividend, voting and liquidation rights, the value of the one one-hundredth interest in a share of Crane Series A Preferred Stock purchasable upon exercise of each Crane Right should approximate the value of one share of Crane Common Stock.

     In the event that Crane is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Crane Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Crane Rights, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Crane Rights. In the event that (i) any person becomes an Acquiring Person or (ii) during such time as there is an Acquiring Person, there shall be any reclassification of securities or recapitalization or reorganization of Crane which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of Crane or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Crane Right, other than Crane Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Crane Common Stock having a market value of two times the exercise price of the Crane Rights.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Crane Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Crane Common Stock, the Crane Board may exchange the Crane Rights (other than Crane Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Crane Common Stock, or one one-hundredth of a share of Crane Series A Preferred Stock (or of a share of a class or series of Crane Preferred Stock having equivalent rights, preferences and privileges), per Crane Right (subject to adjustment).

     With certain exceptions, no adjustment in the Rights Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Rights Purchase Price. No fractional shares of Crane Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Crane Series A Preferred Stock, which may, at Crane's election, be evidenced by depositary receipts) and in lieu thereof an adjustment in cash will be made based on the market price of the Crane Series A Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Crane Common Stock, the Crane Board may redeem the Crane Rights in whole, but not in part, at the price of $.01 per Crane Right (the "Redemption Price"). The redemption of the Crane Rights may be made effective at such time, on such basis and with such conditions as the Crane Board in its sole discretion may establish. Immediately upon any redemption of the Crane Rights, the right to exercise the Crane Rights will terminate and the only right of the holders of Crane Rights will be to receive the Redemption Price.

     The terms of the Crane Rights may be amended by the Crane Board without the consent of the holders of the Crane Rights, including an amendment to lower the threshold for exercisability of the Crane Rights from 20% to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding shares of Crane Common Stock then known to Crane to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Crane Rights.

     Until a Crane Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Crane, including, without limitation, the right to vote or to receive dividends.

     On June 25, 1990, the Crane Board approved an amendment (the "Amendment ") to the Crane Rights Agreement. The Amendment eliminated an exception that rendered the "flip-in" provision of the Crane Rights Agreement inapplicable in the event that at least 80% of the Crane Common Stock was acquired through an all-cash, all-shares tender offer. In addition, the Amendment eliminated a shareholder referendum procedure that permitted the Crane Rights to be redeemed under certain circumstances by action of Crane's stockholders without the approval of the Crane Board.

     The Amendment also provided for certain technical revisions to the Crane Rights Agreement, including (i) adding a provision that permits the Crane Board, after the Crane Rights become exercisable for Crane Common Stock, to substitute common stock-equivalent preferred stock in the event Crane is not able to authorize sufficient shares of Crane Common Stock and (ii) adding an exception to the provisions governing the triggering of the Crane Rights that would exempt a person or group that the Crane Board determines in good faith would otherwise have triggered the Crane Rights inadvertently, so long as the person or group, as promptly as practicable, divests sufficient stock to bring its ownership below the triggering threshold.

     Shareholder rights plans such as Crane's plan are intended to encourage potential hostile acquirors of a "target" corporation to negotiate with the board of directors of the target corporation in order to avoid occurrence of the "triggering events" specified in such plans. Shareholder rights plans are intended to give the directors of a target corporation the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether or not it is in the best interests of the corporation and its stockholders. Notwithstanding these purposes and intentions of shareholder rights plans, such plans, including that of Crane, could have the effect of discouraging a business combination which stockholders believe to be in their best interests. The Crane Rights Agreement, however, should not interfere with any merger or other business combination approved by the Crane Board since the Crane Rights may be redeemed by Crane at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Crane Common Stock.

     Interpoint does not have a shareholder rights plan. Therefore, the existence of the Crane Rights Agreement makes it more difficult in Crane's case than in Interpoint's case for a potential acquiror to effect a business combination that has not been negotiated with the Crane Board.

                 SHAREHOLDER PROPOSALS FOR 1997 ANNUAL MEETING

     If the Merger is not consummated prior to the 1997 Annual Meeting of shareholders of Interpoint, proposals for shareholder action that eligible Interpoint shareholders wish to present at the 1997 Annual Meeting must be received by Interpoint at its principal executive offices no later than September 27, 1996.

                                 OTHER MATTERS

     The Interpoint Board does not intend to bring any other matters before the Special Meeting and does not know of any other matters that may be brought before the Special Meeting by others. If, however, other matters should properly come before the Special Meeting, the persons named in the proxy intend to vote thereon in their discretion unless such authority is withheld.

                                 LEGAL OPINION

     The legality of the Crane Common Stock to be issued in connection with the Merger is being passed upon for Crane by Milbank, Tweed, Hadley & McCloy.

                                  TAX OPINIONS

     Certain of the tax consequences of the Merger will be passed upon at the Effective Time, as a condition to the Merger, by Perkins Coie and certain of the tax consequences of the Merger will be passed upon at the Effective Time by Milbank, Tweed, Hadley & McCloy. See "Certain Federal Income Tax Consequences."

                            INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of Interpoint incorporated in this Proxy Statement/Prospectus by reference to the Interpoint Annual Report on Form 10-K for the fiscal year ended October 31, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing. Representatives of Price Waterhouse LLP are expected to be present at the Special Meeting, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

     The consolidated financial statements of Crane incorporated in this Proxy Statement/Prospectus by reference to the Crane Annual Report to Shareholders for the fiscal year ended December 31, 1995 have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

                                                                      APPENDIX I

                          AGREEMENT AND PLAN OF MERGER

                            DATED AS OF JULY 1, 1996

                                  BY AND AMONG

                                   CRANE CO.,

                            CRANE ACQUISITION CORP.

                                      AND

                             INTERPOINT CORPORATION

                               TABLE OF CONTENTS

     This Table of Contents is not part of the Agreement to which it is attached but is inserted for convenience only.

                                                                                       PAGE NO.
                                                                                       --------
                                           ARTICLE I
                                    THE MERGER AND SPINOFF
1.01   The Merger..................................................................       I-1
1.02   Closing.....................................................................       I-1
1.03   Effective Time..............................................................       I-2
1.04   Articles of Incorporation and Bylaws of the Surviving Corporation...........       I-2
1.05   Directors and Officers of the Surviving Corporation.........................       I-2
1.06   Effects of the Merger.......................................................       I-2
1.07   Further Assurances..........................................................       I-2
1.08   The Spinoff.................................................................       I-2
                                          ARTICLE II
                                     CONVERSION OF SHARES
2.01   Conversion of Capital Stock.................................................       I-2
2.02   Exchange of Certificates....................................................       I-3
                                          ARTICLE III
                         REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.01   Organization and Qualification..............................................       I-5
3.02   Capital Stock...............................................................       I-6
3.03   Authority Relative to this Agreement........................................       I-6
3.04   Non-Contravention; Approvals and Consents...................................       I-7
3.05   SEC Reports and Financial Statements........................................       I-8
3.06   Absence of Certain Changes or Events........................................       I-8
3.07   Absence of Undisclosed Liabilities..........................................       I-8
3.08   Legal Proceedings...........................................................       I-9
3.09   Information Supplied........................................................       I-9
3.10   Compliance with Laws and Orders.............................................       I-9
3.11   Compliance with Agreements; Certain Agreements..............................       I-9
3.12   Taxes.......................................................................      I-10
3.13   Employee Benefit Plans; ERISA...............................................      I-11
3.14   Labor Matters...............................................................      I-13
3.15   Environmental Matters.......................................................      I-14
3.16   Intellectual Property Rights................................................      I-15
3.17   Vote Required...............................................................      I-15
3.18   Insurance...................................................................      I-15
3.19   Ownership of Parent Common Stock............................................      I-16
3.20   Article XII of the Company's Articles of Incorporation and State Takeover
       Laws........................................................................      I-16
3.21   No Affiliated Transactions..................................................      I-16
3.22   Spinoff Sub.................................................................      I-16
3.23   Real Property...............................................................      I-16
3.24   Contracts...................................................................      I-17

                                                                                       PAGE NO.
                                                                                       --------
                                          ARTICLE IV
                       REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB
4.01   Organization and Qualification..............................................      I-18
4.02   Capital Stock...............................................................      I-18
4.03   Authority Relative to this Agreement........................................      I-18
4.04   Non-Contravention; Approvals and Consents...................................      I-19
4.05   SEC Reports and Financial Statements........................................      I-19
4.06   Information Supplied........................................................      I-20
4.07   Ownership of Company Common Stock...........................................      I-20
                                           ARTICLE V
                                           COVENANTS
5.01   Covenants of the Company and Parent.........................................      I-20
5.02   No Solicitations............................................................      I-22
5.03   Conduct of Business of Sub..................................................      I-23
5.04   Third Party Standstill Agreements...........................................      I-23
5.05   Purchases of Common Stock of the Other Party................................      I-23
5.06   Spinoff.....................................................................      I-23
5.07   Spinoff Sub Transactions....................................................      I-23
                                          ARTICLE VI
                                     ADDITIONAL AGREEMENTS
6.01   Access to Information; Confidentiality......................................      I-23
6.02   Preparation of Registration Statement, Proxy Statement and Form 10..........      I-24
6.03   Approval of Stockholders....................................................      I-24
6.04   Company Affiliates..........................................................      I-24
6.05   Stock Exchange Listing......................................................      I-25
6.06   Outstanding Indebtedness....................................................      I-25
6.07   Regulatory and Other Approvals..............................................      I-25
6.08   Employee Benefit Plans......................................................      I-25
6.09   Company Option Plans........................................................      I-25
6.10   Directors' and Officers' Indemnification and Insurance......................      I-25
6.11   Expenses....................................................................      I-26
6.12   Brokers or Finders..........................................................      I-26
6.13   Takeover Statutes...........................................................      I-27
6.14   Conveyance Taxes............................................................      I-27
6.15   Certain Tax Matters.........................................................      I-27
                                          ARTICLE VII
                                          CONDITIONS
7.01   Conditions to Each Party's Obligation to Effect the Merger..................      I-27
7.02   Conditions to Obligation of Parent and Sub to Effect the Merger.............      I-28
7.03   Conditions to Obligation of the Company to Effect the Merger................      I-28
                                         ARTICLE VIII
                               TERMINATION, AMENDMENT AND WAIVER
8.01   Termination.................................................................      I-29
8.02   Effect of Termination.......................................................      I-30
8.03   Amendment...................................................................      I-30
8.04   Waiver......................................................................      I-31

                                                                                       PAGE NO.
                                                                                       --------
                                          ARTICLE XI
                                      GENERAL PROVISIONS
9.01   Non-Survival of Representations, Warranties, Covenants and Agreements.......      I-31
9.02   Notices.....................................................................      I-31
9.03   Entire Agreement; Incorporation of Exhibits.................................      I-32
9.04   Public Announcements........................................................      I-32
9.05   No Third Party Beneficiary..................................................      I-32
9.06   No Assignment; Binding Effect...............................................      I-32
9.07   Headings....................................................................      I-32
9.08   Invalid Provisions..........................................................      I-32
9.09   Governing Law...............................................................      I-33
9.10   Enforcement of Agreement....................................................      I-33
9.11   Certain Definitions.........................................................      I-33
9.12   Counterparts................................................................      I-34

                           GLOSSARY OF DEFINED TERMS

     The following terms, when used in this Agreement, have the meanings ascribed to them in the corresponding Sections of this Agreement listed below:

    "affiliate"......................................................  Section 9.11(a)
    "Affiliate Agreement"............................................  Section 6.04
    "Aggregate Share Distribution Amount"............................  Section 2.01(b)
    "Agreement"......................................................  Preamble
    "Alternative Proposal"...........................................  Section 5.02
    "Antitrust Division".............................................  Section 6.07
    "Articles of Merger".............................................  Section 1.03
    "Average Price"..................................................  Section 2.01(b)
    "beneficially"...................................................  Section 9.11(b)
    "Benefit Plan"...................................................  Section 3.13
    "business day"...................................................  Section 9.11(c)
    "CERCLA".........................................................  Section 3.15(b)
    "Certificates"...................................................  Section 2.02(b)
    "Closing"........................................................  Section 1.02
    "Closing Date"...................................................  Section 1.02
    "COBRA"..........................................................  Section 3.13(d)
    "Code"...........................................................  Recitals
    "Company"........................................................  Preamble
    "Company Affiliates".............................................  Section 6.04
    "Company Common Stock"...........................................  Section 2.01(b)
    "Company Disclosure Letter"......................................  Section 3.01
    "Company Financial Statements"...................................  Section 3.05
    "Company Option Plan"............................................  Section 2.01(d)
    "Company Permits"................................................  Section 3.10
    "Company SEC Reports"............................................  Section 3.05
    "Company Stockholders' Approval".................................  Section 6.03
    "Company Stockholders' Meeting"..................................  Section 6.03
    "Confidentiality Agreement"......................................  Section 6.01(b)
    "Constituent Corporations".......................................  Section 1.01
    "Contracts"......................................................  Section 3.04(a)
    "control," "controlling," "controlled by" and "under common control with"..................................................  Section 9.11(a)
    "Conversion Number"..............................................  Section 2.01(b)
    "Conveyance Taxes"...............................................  Section 6.14
    "Defined Benefit Plan"...........................................  Section 3.13
    "Dissenting Share"...............................................  Section 2.01(c)(i)
    "Effective Time".................................................  Section 1.03
    "Environmental Law"..............................................  Section 3.15(f)(i)
    "Environmental Permits"..........................................  Section 3.15(h)
    "ERISA"..........................................................  Section 3.13(n)(ii)
    "ERISA Affiliate"................................................  Section 3.13
    "Exchange Act"...................................................  Section 3.04(b)
    "Exchange Agent".................................................  Section 2.02(a)
    "Exchange Fund"..................................................  Section 2.02(a)
    "Form 10"........................................................  Section 3.04(b)(v)
    "FTC"............................................................  Section 6.07
    "GAAP"...........................................................  Section 3.13
    "Governmental or Regulatory Authority"...........................  Section 3.04(a)
    "group"..........................................................  Section 9.11(f)
    "Hazardous Material".............................................  Section 3.15(h)(ii)

    "HSR Act"........................................................  Section 3.04(b)
    "Indemnified Liabilities"........................................  Section 6.10(a)
    "Indemnified Parties"............................................  Section 6.10(a)
    "Indemnifying Party".............................................  Section 6.10(a)
    "Intellectual Property"..........................................  Section 3.16
    "knowledge"......................................................  Section 9.11(d)
    "laws"...........................................................  Section 3.04(a)
    "Lien"...........................................................  Section 3.02(b)
    "material", "material adverse effect" and "materially adverse"...  Section 9.11(e)
    "Merger".........................................................  Recitals
    "NYSE"...........................................................  Section 2.01(c)
    "Options"........................................................  Section 3.02
    "orders".........................................................  Section 3.04(a)
    "Parent".........................................................  Preamble
    "Parent Common Stock"............................................  Section 2.01(c)
    "Parent Disclosure Letter".......................................  Section 4.02
    "Parent Financial Statements"....................................  Section 4.05
    "Parent Preferred Stock".........................................  Section 4.02(a)
    "Parent Rights"..................................................  Section 4.02(a)
    "Parent Rights Agreement"........................................  Section 4.02(a)
    "Parent SEC Reports".............................................  Section 4.05
    "Parent Series A Preferred Stock"................................  Section 4.02(a)
    "person".........................................................  Section 9.11(f)
    "Plan"...........................................................  Section 3.13(b)(ii)
    "Proxy Statement"................................................  Section 3.09
    "Qualified Plan".................................................  Section 3.13
    "Registration Statement".........................................  Section 4.06
    "Representatives"................................................  Section 9.11(g)
    "SEC"............................................................  Section 3.04(b)
    "Secretary of State".............................................  Section 1.03
    "Securities Act".................................................  Section 3.04(b)
    "Segregated Account".............................................  Section 6.06
    "Significant Subsidiaries".......................................  Section 9.11(h)
    "Spinoff ".......................................................  Recitals
    "Spinoff Agreements".............................................  Recitals
    "Spinoff Memorandum".............................................  Recitals
    "Spinoff Sub"....................................................  Recitals
    "Sub"............................................................  Preamble
    "Sub Common Stock"...............................................  Section 2.01(a)
    "Subject Defined Benefit Plan"...................................  Section 3.13
    "Subsidiary".....................................................  Section 9.11(i)
    "Surviving Corporation"..........................................  Section 1.01
    "Surviving Corporation Common Stock".............................  Section 2.01
    "Taiwan Sub".....................................................  Section 3.04(b)
    "Taxes"..........................................................  Section 3.12.1
    "Tax Return".....................................................  Section 3.12.1
    "Trading Day"....................................................  Section 2.01(b)(i)
    "WBCA"...........................................................  Section 1.01

     This AGREEMENT AND PLAN OF MERGER dated as of July 1, 1996 (this "Agreement") is made and entered into by and among CRANE CO., a Delaware corporation ("Parent"), CRANE ACQUISITION CORP., a Washington corporation wholly owned by Parent ("Sub"), and INTERPOINT CORPORATION, a Washington corporation (the "Company").

     WHEREAS, Parent and the Company have determined to engage in a business combination with respect to the microelectronics business of the Company, and Sub has been formed to participate in such business combination;

     WHEREAS, in furtherance thereof, the respective Boards of Directors of Parent, the Company and Sub have approved the merger of Sub with and into the Company with the Company becoming a wholly owned subsidiary of Parent (the "Merger") immediately following the pro rata distribution (the "Spinoff") by the Company to its stockholders of all of the stock of Advanced Digital Information Corporation ("Spinoff Sub"), all pursuant to the terms and conditions set forth in this Agreement and agreements or arrangements to be entered into between the Company and Spinoff Sub (the "Spinoff Agreements"), the essential terms of which have been described in a memorandum heretofore distributed by the Company to Parent (the "Spinoff Memorandum") providing for the deconsolidation of the Company and Spinoff Sub, including, without limitation, the restructuring of outstanding stock options which currently relate only to the shares of the Company;

     WHEREAS, the Board of Directors of Parent has determined that the Merger is in furtherance of and consistent with its business strategies and is in the best interests of Parent's stockholders, and the Board of Directors of the Company has determined that the Merger and the Spinoff are in the best interests of the Company's stockholders;

     WHEREAS, for federal income tax purposes, it is intended that (a) the Spinoff be a transaction that qualifies under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code") and (b) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code;

     WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                             THE MERGER AND SPINOFF

     1.01 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.03), Sub shall be merged with and into the Company in accordance with the Washington Business Corporation Act, Title 23B of the Revised Code of Washington (the "WBCA"). At the Effective Time, the separate existence of Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation"). Sub and the Company are sometimes referred to herein as the "Constituent Corporations". As a result of the Merger, the outstanding shares of capital stock of the Constituent Corporations shall be converted or cancelled in the manner provided in Article II.

     1.02 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.01, and subject to the satisfaction or waiver (where applicable) of the conditions set forth in Article VII, the closing of the Merger (the "Closing") will take place at the offices of Perkins Coie, 1201 Third Avenue, Seattle, Washington 98101, at 10:00 a.m., local time, as soon as practicable, but no later than the fifth (5th) business day, following satisfaction of the condition set forth in Section 7.01(a), unless another date, time or place is agreed to in writing by the parties hereto (the "Closing Date"). At the Closing there shall be delivered to Parent, Sub and the Company the certificates and other documents and instruments required to be delivered under Article VII.

     1.03 Effective Time. At the Closing, the articles of merger substantially in the form of Exhibit B hereto (the "Articles of Merger") shall be executed by the Company in its capacity as the Surviving Corporation, and such Articles of Merger, to which a plan of merger shall be attached, shall be delivered to the Secretary of State of the State of Washington (the "Secretary of State") for filing as provided in RCW 23B.11.050 of the WBCA on the Closing Date. The Merger shall become effective at the date and time stated in the Articles of Merger (the "Effective Time").

     1.04 Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, (i) the Articles of Incorporation of Sub, as amended by the Articles of Merger, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Articles of Incorporation, and (ii) the Bylaws of Sub shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

     1.05 Directors and Officers of the Surviving Corporation. The directors of Sub and the officers of Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Articles of Incorporation and Bylaws.

     1.06 Effects of the Merger. Subject to the foregoing, the effects of the Merger shall be as provided in the applicable provisions of the WBCA.

     1.07 Further Assurances. Each party hereto will, either prior to or after the Effective Time, execute such further documents, instruments, deeds, bills of sale, assignments and assurances and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest the Surviving Corporation with full title to all assets, properties, rights, approvals, immunities and franchises of either of the Constituent Corporations or to effect the other purposes of this Agreement.

     1.08 The Spinoff. The Spinoff shall occur prior to the Effective Time in accordance with the terms of this Agreement and the Spinoff Agreements.

                                   ARTICLE II

                              CONVERSION OF SHARES

     2.01 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

     (a) Capital Stock of Sub. Each issued and outstanding share of the common stock, without par value, of Sub ("Sub Common Stock") shall be converted into and become one fully paid and nonassessable share of common stock, without par value, of the Surviving Corporation ("Surviving Corporation Common Stock"). Each certificate representing outstanding shares of Sub Common Stock shall at the Effective Time represent an equal number of shares of Surviving Corporation Common Stock.

     (b) Exchange Ratio for Company Common Stock. (i) Each issued and outstanding share of common stock, without par value, of the Company ("Company Common Stock") (other than Dissenting Shares (as defined in Section 2.01(c))) shall be converted into the right to receive the number (the "Conversion Number") of fully paid and nonassessable shares of voting common stock, par value $1.00 per share, of Parent ("Parent Common Stock") represented by a fraction determined by dividing the Aggregate Share Distribution Amount (as defined below) by the product of (x) the Average Price (as hereinafter defined) and (y) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time. The Aggregate Share Distribution Amount shall be $59 million, less (i) the aggregate principal amount of interest-bearing indebtedness of the Company and the Subsidiaries outstanding immediately prior to the Effective Time, plus accrued and unpaid interest thereon, as reduced by the principal amount of the Apex Microtechnology Corp. note, and (ii) the net amount of intercompany advances made by the Company to Spinoff Sub subsequent to April 30, 1996 from any source other than the indebtedness referred to in clause
(i) hereof and outstanding immediately prior to the Effective Time, excluding only amounts advanced to satisfy a management service charge of $10,000 per month which the Company has prior to April 30, 1996 customarily provided for through intercompany advances but including the fair market value of property other than cash, excluding (A) all of the Company's interest in Spinoff Sub Europe and Visual Technologies, Limited and (B) any additional property (other than cash) to be transferred by the Company to Spinoff Sub pursuant to the Spinoff Agreements and approved by Parent. The "Average Price" shall be equal to the arithmetic average of the Sales Price (as hereinafter defined) for the ten (10) consecutive Trading Days (as hereinafter defined) ending on (and including) the Trading Day immediately preceding the Closing Date. The term "Sales Price" shall mean, on any Trading Day, the closing sales price of Parent Common Stock reported on the New York Stock Exchange, Inc. ("NYSE") Composite Tape on such day. The term "Trading Day" shall mean any day on which securities are traded on the NYSE.

     (ii) All shares of Company Common Stock converted in accordance with paragraph (i) of this Section 2.01(b) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor (determined in accordance with Section 2.02(e)), upon the surrender of such certificate in accordance with Section 2.02, without interest.

     (c) Dissenting Shares. (i) Notwithstanding any provision of this Agreement to the contrary, each outstanding share of Company Common Stock which is held by a holder who has properly preserved and perfected such holder's right to dissent in accordance with the applicable provisions of the WBCA and has not effectively withdrawn or lost such right to dissent (a "Dissenting Share"), shall not be converted into or represent a right to receive shares of Parent Common Stock pursuant to Section 2.01(b), but the holder thereof shall be entitled only to such rights to payment as are granted by the applicable provisions of the WBCA solely from the Surviving Corporation and not from Parent; provided, however, that any Dissenting Share held by a person at the Effective Time who shall, after the Effective Time, withdraw such person's dissent, or lose the right to dissent, in either case pursuant to the WBCA, shall be deemed to be converted into, as of the Effective Time, the right to receive shares of Parent Common Stock pursuant to Section 2.01(b).

     (ii) The Company shall give Parent (x) prompt notice of any written notice of dissent, withdrawals of dissent and any other instruments served pursuant to the applicable provisions of the WBCA relating to the dissent process received by the Company and (y) the opportunity to direct all negotiations and proceedings with respect to such dissent under the WBCA. The Company will not voluntarily make any payment with respect to any dissent and will not, except with the prior written consent of Parent, settle or offer to settle any related demand for the payment of fair value for the Dissenting Share.

     (d) Stock Options. On or before the Closing Date, the Company shall have terminated all stock option plans or other plans or arrangements for the issuance of capital stock of the Company (the "Company Option Plans") and as of the Closing Date there shall be no options or other rights to acquire capital stock of the Company. The Company hereby agrees to use its best efforts to cause stock options or other rights to acquire capital stock of the Company issued and outstanding to be validly satisfied in full and terminated in exchange for cash payments. In no event shall Parent provide any funds hereunder for the extinguishment of options.

     (e) Parent Rights. Each share of Parent Common Stock issued to holders of Company Common Stock in the Merger shall be issued together with one associated Parent Right (as defined in Section 4.02(a)) in accordance with the Parent Rights Agreement (as defined in Section 4.02(a)). References herein to the shares of Parent Common Stock issuable in the Merger shall be deemed to include the associated Parent Rights.

     2.02 Exchange of Certificates.

     (a) Exchange Agent. Promptly following the Effective Time, Parent shall make available to the Surviving Corporation for deposit with a bank or trust company designated before the Closing Date by Parent and reasonably acceptable to the Company (the "Exchange Agent"), certificates representing the number of duly authorized whole shares of Parent Common Stock issuable in connection with the Merger plus an amount of cash equal to the aggregate amount payable in lieu of fractional shares in accordance with Section 2.02(e), to be held for the benefit of and distributed to such holders in accordance with this Section. The Exchange Agent shall agree to hold such shares of Parent Common Stock and funds (such shares of Parent Common Stock and funds, together with earnings thereon, being referred to herein as the "Exchange Fund") for delivery as contemplated by this Section and upon such additional terms as may be agreed upon by the Exchange Agent, the Company and Parent.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") whose shares are converted pursuant to Section 2.01(b) into the right to receive shares of Parent Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed and completed in accordance with its terms, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock, plus the cash amount payable in lieu of fractional shares in accordance with Section 2.02(e), which such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be canceled. In no event shall the holder of any Certificate be entitled to receive interest on any funds to be received in the Merger. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing that number of whole shares of Parent Common Stock, plus the cash amount payable in lieu of fractional shares in accordance with
Section 2.02(e), may be issued to a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time for all corporate purposes of Parent, except as limited by paragraph (c) below, to represent ownership of the number of shares of Parent Common Stock into which the number of shares of Company Common Stock shown thereon have been converted as contemplated by this Article II. Notwithstanding the foregoing, Certificates representing Company Common Stock surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Section 6.04 shall not be exchanged until Parent has received an Affiliate Agreement (as defined in Section 6.04) as provided in
Section 6.04.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(e) until the holder of record of such Certificate shall surrender such Certificate in accordance with this Section. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time which theretofore became payable, but which were not paid by reason of the immediately preceding sentence, with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

     (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 2.02(e)) shall be deemed to have been issued at the Effective Time in full satisfaction of all rights pertaining to the shares of Company Common Stock represented thereby. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section.

     (e) No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock will be issued in the Merger upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock in exchange for Certificates pursuant to this Section shall receive from the Exchange Agent a cash payment in lieu of such fractional share determined by multiplying (A) the arithmetic average of the Sales Price of a whole share of Company Common Stock for the ten (10) consecutive Trading Days ending on (and including) the Trading Day immediately preceding the Closing Date by (B) the fractional share interest to which such holder would otherwise be entitled. Such payment with respect to fractional shares is merely intended to provide a mechanical rounding off of, and is not separately bargained for, consideration.

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the stockholders of the Company for six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent (subject to abandoned property, escheat and other similar laws) as general creditors for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock. Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash payable in respect of fractional share interests delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Sub as follows:

     3.01 Organization and Qualification. Each of the Company and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. Each of the Company and its Subsidiaries is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect (as defined in Section 9.11) on the Company and its Subsidiaries taken as a whole. Section 3.01 of the letter dated the date hereof and delivered to Parent and Sub by the Company concurrently with the execution and delivery of this Agreement (the "Company Disclosure Letter") sets forth (i) the name and jurisdiction of incorporation of each Subsidiary of the Company, (ii) its authorized capital stock, (iii) the number of issued and outstanding shares of capital stock and (iv) the record owners of such shares. Except for interests in Spinoff Sub, the Subsidiaries of the Company and as disclosed in Section 3.01 of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. The Company has previously delivered to Parent correct and complete copies of the certificate or articles of incorporation and bylaws (or other comparable charter documents) of the Company and each of its Subsidiaries. The Company has made available to Parent prior to the execution of this Agreement the minute books and other similar records of the

Company which contain a true and complete record, in all material respects, of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders, the boards of directors and committees of the boards of directors of the Company since January 1, 1991.

     3.02 Capital Stock. (a) The authorized capital stock of the Company consists solely of 20,000,000 shares of Company Common Stock and 500,000 shares of preferred stock, par value $1.00 per share ("Company Preferred Stock"). As of the close of business on June 26, 1996 and after giving effect to the two-for-one stock split effective June 28, 1996, 7,931,598 shares of Company Common Stock were issued and outstanding and 857,080 shares were reserved for issuance pursuant to Company Option Plans. Since June 26, 1996, except as set forth in
Section 3.02 of the Company Disclosure Letter, there has been no change in the number of issued and outstanding shares of Company Common Stock or shares of Company Common Stock reserved for issuance. As of the date hereof, no shares of Company Preferred Stock are issued and outstanding. All of the issued and outstanding shares of Company Common Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. Except pursuant to this Agreement and except as set forth in Section 3.02 of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights (including "phantom" stock rights), preemptive rights or other contracts, commitments, understandings or arrangements, including any right of conversion or exchange under any outstanding security, instrument or agreement (together, "Options"), obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of the Company or to grant, extend or enter into any Option with respect thereto.

     (b) Except as disclosed in Section 3.02 of the Company Disclosure Letter, all of the outstanding shares of capital stock of each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by the Company or a Subsidiary wholly owned, directly or indirectly, by the Company, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities and charges of any kind (each a "Lien"). Except as disclosed in Section 3.02 of the Company Disclosure Letter, there are no (i) outstanding Options obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of any Subsidiary of the Company or to grant, extend or enter into any such Option or
(ii) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than the Company or a Subsidiary wholly owned, directly or indirectly, by the Company with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of any Subsidiary of the Company.

     (c) Except as disclosed in Section 3.02 of the Company Disclosure Letter, there are no outstanding contractual obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Subsidiary of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other person.

     3.03 Authority Relative to this Agreement. The Company has full corporate power and authority to enter into this Agreement and the Spinoff Agreements and, subject to obtaining the Company Stockholders' Approval (as defined in Section 6.03(b)), to perform its obligations hereunder and to consummate the transactions contemplated hereby including, without limitation, the Spinoff. The execution, delivery and performance of this Agreement and the Spinoff Agreements by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been or in the case of the Spinoff Agreements, will be duly and validly approved by the Board of Directors of the Company; the Board of Directors of the Company has resolved to recommend adoption of this Agreement by the stockholders of the Company and directed that this Agreement be submitted to the stockholders of the Company for their consideration, and no other corporate proceedings on the part of the Company or its stockholders are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, other than obtaining the Company Stockholders' Approval. This Agreement has been, and the Spinoff Agreements when entered into will be, duly and validly executed and delivered by the Company and, subject to the obtaining of the Company Stockholders' Approval, each constitutes or will constitute a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     3.04 Non-Contravention; Approvals and Consents.  Except as disclosed in
Section 3.04 of the Company Disclosure Letter, (a) The execution and delivery of this Agreement and the Spinoff Agreements by the Company do not, and the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of the Company or any of its Subsidiaries, including Spinoff Sub, under, any of the terms, conditions or provisions of (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of the Company or any of its Subsidiaries, including Spinoff Sub, or (ii) subject to the obtaining of the Company Stockholders' Approval and the taking of the actions described in paragraph (b) of this Section, (x) any statute, law, rule, regulation or ordinance (together, "laws"), or any judgment, decree, order, writ, permit or license (together, "orders"), of any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision (a "Governmental or Regulatory Authority") applicable to the Company or any of its Subsidiaries, including Spinoff Sub, or any of their respective assets or properties, or (y) any note, bond, mortgage, security agreement, indenture, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind (together, "Contracts") to which the Company or any of its Subsidiaries, including Spinoff Sub, is a party or by which the Company or any of its Subsidiaries, including Spinoff Sub, or any of their respective assets or properties is bound, excluding from the foregoing clauses
(x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations and impositions of Liens which, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the ability of the Company to consummate the transactions contemplated by this Agreement.

     (b) Except (i) for the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), (ii) for the filing of the Proxy Statement (as defined in Section 3.09) and the Registration Statement (as defined in Section 4.06) with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), the declaration of the effectiveness of the Registration Statement by the SEC and filings with various state securities authorities that are required in connection with the transactions contemplated by this Agreement,
(iii) for the filing of the Articles of Merger and other appropriate merger documents required by the WBCA with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Constituent Corporations are qualified to do business, (iv) for the filing of the Registration Statement on Form 10 (the "Form 10") with the SEC pursuant to the Exchange Act in connection with the Spinoff and the declaration of the effectiveness of the Form 10 by the SEC, and (v) as disclosed in Section 3.04 of the Company Disclosure Letter, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other public or private third party is necessary or required under any of the terms, conditions or provisions of any law or order of any Governmental or Regulatory Authority or any Contract to which the Company or any of its Subsidiaries, including Spinoff Sub, is a party or by which the Company or any of its Subsidiaries, including Spinoff Sub, or any of their respective assets or properties is bound for the execution and delivery of this Agreement and the Spinoff Agreements by the Company, the performance by the Company of its obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the ability of the Company to consummate the transactions contemplated by this Agreement and the

Spinoff Agreements. Section 3.04 of the Company Disclosure Letter sets forth (a) the procedure required to effect the transfer of the nominee shares issued by Interpoint Taiwan Corporation ("Taiwan Sub") and (b) any consents, approvals or actions of, filings with or notice to any Governmental or Regulatory Authority or other public or private third party necessary or required with respect to Taiwan Sub in connection with the transactions contemplated by this Agreement.

     (c) The Company and each of its Subsidiaries are in compliance with all laws and orders governing the importing or exporting of goods and services into or out of the United States, and all good manufacturing practice standards established by the EPA, OSHA, FDA or any other Governmental or Regulatory Authority. Without limitation as to the foregoing, neither the Company nor any of its Subsidiaries, including Spinoff Sub, nor any of their respective agents or representatives, have taken or omitted to take any action, which constitutes a violation of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C.
Section 78dd.

     3.05 SEC Reports and Financial Statements. The Company delivered or made available to Parent prior to the execution of this Agreement, a true and complete copy of each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof, supplements thereto and documents incorporated therein by reference) filed by the Company or any of its Subsidiaries with the SEC since October 31, 1993 (as such documents have since the time of their filing been amended or supplemented, the "Company SEC Reports"), which are all the documents (other than preliminary material) that the Company and its Subsidiaries were required to file with the SEC since such date. As of their respective dates, the Company SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company SEC Reports (the "Company Financial Statements") complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments (which are not expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries taken as a whole)) the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. Except as set forth in Section
3.05 of the Company Disclosure Letter, each Subsidiary, including Spinoff Sub, of the Company is treated as a consolidated subsidiary of the Company in the Company Financial Statements for all periods covered thereby.

     3.06 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, (a) since April 30, 1996 there has not been any change, event or development having, or that could be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole, and (b) except as disclosed in Section 3.06 of the Company Disclosure Letter, between such date and the date hereof (i) the Company and its Subsidiaries, including Spinoff Sub, have conducted their respective businesses only in the ordinary course consistent with past practice and (ii) neither the Company nor any of its Subsidiaries, including Spinoff Sub, has taken any action which, if taken after the date hereof, would constitute a breach of any provision of clause (ii) of Section 5.01(b).

     3.07 Absence of Undisclosed Liabilities. Except for matters reflected or reserved against in the balance sheet for the period ended April 30, 1996 included in the Company Financial Statements or as disclosed in Section 3.07 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries, including Spinoff Sub, had at such date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of the Company and its consolidated subsidiaries (including the notes thereto), except liabilities or obligations

(i) which were incurred in the ordinary course of business consistent with past practice or (ii) which have not been, and could not be reasonably expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries taken as a whole.

     3.08 Legal Proceedings. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or in Section 3.08 of the Company Disclosure Letter, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting, nor are there any Governmental or Regulatory Authority investigations or audits pending or to the knowledge of the Company threatened against, relating to or affecting, the Company or any of its Subsidiaries, including Spinoff Sub, or any of their respective assets and properties which, individually or in the aggregate, could be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the ability of the Company to consummate the transactions contemplated by this Agreement, and (ii) neither the Company nor any of its Subsidiaries, including Spinoff Sub, is subject to any order of any Governmental or Regulatory Authority which, individually or in the aggregate, is having or could be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the ability of the Company to consummate the transactions contemplated by this Agreement.

     3.09 Information Supplied. The proxy statement relating to the Company Stockholders' Meeting (as defined in Section 6.03), as amended or supplemented from time to time (as so amended and supplemented, the "Proxy Statement"), the Form 10 and any other documents to be filed by the Company with the SEC or any other Governmental or Regulatory Authority in connection with the Merger, the Spinoff and the other transactions contemplated hereby will (in the case of the Proxy Statement, Form 10 and any such other documents filed with the SEC under the Exchange Act or the Securities Act) comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively, and will not, on the date of its filing or, in the case of the Proxy Statement, at the date it is mailed to stockholders and at the time of the Company Stockholders' Meeting, in the case of the Form 10, at the time it becomes effective under the Exchange Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to information supplied in writing by or on behalf of Parent or Sub expressly for inclusion therein and information incorporated by reference therein from documents filed by Parent or any of its Subsidiaries with the SEC.

     3.10 Compliance with Laws and Orders. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental and Regulatory Authorities necessary for the lawful conduct of their respective businesses (the "Company Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except failures so to comply which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, the Company and its Subsidiaries are not in violation of or default under any law or order of any Governmental or Regulatory Authority, except for such violations or defaults which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole.

     3.11 Compliance with Agreements; Certain Agreements. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries, including Spinoff Sub, nor, to the knowledge of the Company, any other party thereto is in breach or violation of, or in default in the performance or observance of any term or provision of, and no event has occurred which, with notice or lapse of time or both, could be reasonably expected to result in a default under, (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of the Company or any of its Subsidiaries, including Spinoff Sub, or (ii) any Contract to which the Company or any of its Subsidiaries, including Spinoff Sub, is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound, except in the case of clause (ii) for breaches, violations and defaults which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole.

     3.12 Taxes.

     3.12.1 Definitions

     (a) Taxes. "Taxes" means any federal, state, county, local or foreign taxes, charges, fees, levies, other assessments, or withholding taxes or charges imposed by any governmental entity, and includes any interest and penalties (civil or criminal) on or additions to any taxes.

     (b) Tax Return. "Tax Return" means a report, return or other information (including any amendments) required to be supplied to a governmental entity by the Company with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes the Company.

     (c) Company. For purposes of this section Company means the Company and each Subsidiary, including Spinoff Sub, of the Company.

     3.12.2 Representations

     3.12.2.1 Tax Return Filings. Except as set forth in Section 3.12.2.1 of the Company Disclosure Letter, the Company has filed all Tax Returns (or the Tax Returns have been filed on behalf of the Company) required to be filed by applicable law prior to the Closing Date. All Tax Returns were (and, as to Tax Returns not filed as of the date hereof, will be) true, complete and correct in all material respects and filed on a timely basis. The Company (i) has paid all Taxes that are due for the periods covered by the Tax Returns or (ii) has duly and fully provided reserves adequate to pay all Taxes in accordance with GAAP.

     3.12.2.2 Tax Reserves. Except as set forth in Section 3.12.2.2 of the Company Disclosure Letter, the Company has maintained on its books and records reserves adequate to pay all Taxes not yet due and payable.

     3.12.2.3 Tax Liens. Except as set forth in Section 3.12.2.3 of the Company Disclosure Letter, there are no Tax liens upon the assets of the Company except liens for Taxes not yet due.

     3.12.2.4 Withholding Taxes. Except as set forth in Section 3.12.2.4 of the Company Disclosure Letter, the Company has complied in all material respects with all applicable laws, rules, and regulations relating to the payment and withholding of Taxes (including withholding and reporting requirements under Code sec.sec. 1441 through 1464, 3401 through 3406, 6041 and 6049 and similar provisions under any other laws) and has, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper governmental authorities all required amounts.

     3.12.2.5 Extensions of Time for Filing Returns.  Except as set forth in
Section 3.12.2.5 of the Company Disclosure Letter, the Company has not requested (and no request has been made on its behalf) any extension of time within which to file any Tax Return.

     3.12.2.6 Waivers of Statute of Limitations.  Except as set forth in Section
3.12.2.6 of the Company Disclosure Letter, the Company has not executed any outstanding waivers or comparable consents regarding the application of the statute of limitations for any Taxes or Tax Returns (and no extensions have been executed on its behalf).

     3.12.2.7 Expiration of Statute of Limitations.  Except as set forth in
Section 3.12.2.7 of the Company Disclosure Letter, (i) Tax Returns have been examined by the appropriate taxing authorities for the 1992-1993 taxable year; and (ii) no deficiency for any Taxes has been suggested, proposed, asserted or assessed against the Company that has not been resolved and paid in full.

     3.12.2.8 Audit, Administrative and Court Proceedings. Except as set forth in Section 3.12.2.8 of the Company Disclosure Letter, no audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company.

     3.12.2.9 Tax Rulings. Except as set forth in Section 3.12.2.9 of the Company Disclosure Letter, the Company has not received any written ruling of a taxing authority relating to Taxes, or any other written and legally binding agreement with a taxing authority relating to Taxes.

     3.12.2.10 Availability of Tax Returns and Associated Work Papers. Company has made available (or, in the case of Tax Returns to be filed on or before the Closing Date, will make available) to Parent complete and accurate copies of all Tax Returns and associated work papers filed by or on behalf of the Company for all taxable years ending on or prior to the Closing Date.

     3.12.2.11 Tax Sharing Agreements. Except for complete and accurate copies of tax sharing agreements provided to Parent, no agreements relating to allocating or sharing of Taxes exist among Company and any Subsidiaries. The Company shall not amend any tax sharing agreements, or other arrangements to which the Company is a party prior to the Closing.

     3.12.2.12 Code Section 341(f). Except as set forth in Section 3.12.2.12 of the Company Disclosure Letter, the Company has not filed (and will not file prior to the Closing Date) a consent pursuant to Code Section 341(f) or agreed to have Code Section 341(f)(2) apply to any disposition of a subsection (f) asset.

     3.12.2.13 Code Section 481 Adjustments.  Except as set forth in Section
3.12.2.13 of the Company Disclosure Letter, the Company is not required to include in income any adjustment pursuant to Code Section 481(a) by reason of a voluntary change in accounting method initiated by the Company, and the Internal Revenue Service has not proposed an adjustment or change in accounting method.

     3.12.2.14 Code Section 280G. Except as set forth in Section 3.12.2.14 of the Company Disclosure Letter, the Company is not a party to any agreement, contract, or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Code
Section 280G.

     3.12.2.15 Code Sections 6661 and 6662. All transactions that could give rise to an understatement of federal income tax (within the meaning of Code
Section 6661 for Tax Returns filed on or before December 31, 1989, and within the meaning of Code Section 6662 for tax returns filed after December 31, 1989) by the Company have been adequately disclosed on the Company's Tax Returns in accordance with Code Section 6661(b)(2)(B) for Tax Returns filed on or prior to December 31, 1989, and in accordance with Code Section 6662(d)(2)(B) for Tax Returns filed after December 31, 1989.

     3.13 Employee Benefit Plans; ERISA.

     (a) Section 3.13(a) of the Company Disclosure Letter (i) contains a true and complete list and description of each Benefit Plan, (ii) identifies each Benefit Plan that is a Qualified Plan, (iii) identifies each Benefit Plan which at any time during the five-year period preceding the date of this Agreement was a Defined Benefit Plan and (iv) lists, describes and identifies each other Plan maintained, established, sponsored or contributed to by an ERISA Affiliate, or any predecessor thereof, which, during the five-year period preceding the date of this Agreement, was at any time a Defined Benefit Plan. Neither the Company, Spinoff Sub nor any Subsidiary of the Company has scheduled or agreed upon future increases of benefit levels (or creations of new benefits) with respect to any Benefit Plan, and no such increases or creation of benefits have been proposed, made the subject of representations to employees or requested or demanded by employees under circumstances which make it reasonable to expect that such increases will be granted.

     (b) Neither the Company, Spinoff Sub nor any Subsidiary of the Company maintains or is obligated to provide benefits under any life, medical or health plan (other than as an incidental benefit under a Qualified Plan) which provides benefits to retirees or other terminated employees other than benefits mandated by applicable law, including, but not limited to, continuation coverage required to be provided under Section 4980B of the Code or Sections 601 through 609 of ERISA.

     (c) Neither the Company, Spinoff Sub, any Subsidiary of the Company nor any ERISA Affiliate has at any time contributed to any "multiemployer plan", as that term is defined in Section 4001 of ERISA.

     (d) Except as set forth in Section 3.13(d) of the Company Disclosure Letter, each of the Benefit Plans is, and its administration is and has been since inception, in all material respects in compliance with, and neither the Company, Spinoff Sub nor any Subsidiary of the Company has received any claim or notice that any such Benefit Plan is not in material compliance with, all applicable laws and orders and prohibited transactions exemptions, including the requirements of ERISA, the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), the Age Discrimination in Employment Act, the Equal Pay Act and Title VII of the Civil Rights Act of 1964. Each Qualified Plan is qualified under Section 401(a) of the Code, and, if applicable, complies with the requirements of Section 401(k) of the Code.

     (e) Neither the Company, Spinoff Sub nor any Subsidiary of the Company is in default in performing any of its contractual obligations under any Benefit Plan or any related trust agreement or insurance contract. All contributions and other payments required to be made by the Company, Spinoff Sub or any Subsidiary of the Company to any Benefit Plan with respect to any period ending before or at or including the Closing Date have been made or reserves adequate for such contributions or other payments have been or will be set aside therefor and have been or will be reflected in financial statements in accordance with GAAP. There are no material outstanding liabilities of any Benefit Plan other than liabilities for benefits to be paid to participants in such Benefit Plan and their beneficiaries in accordance with the terms of such Benefit Plan.

     (f) No event has occurred, and there exists no condition or set of circumstances in connection with any Benefit Plan, under which the Company, the Surviving Corporation, Spinoff Sub or any Subsidiary of the Company, directly or indirectly (through any indemnification agreement or otherwise), could reasonably be expected to be subject to a material liability under Section 409 of ERISA, Section 502(i) of ERISA or Section 4975 of the Code.

     (g) No transaction contemplated by this Agreement will result in material liability to the PBGC under Section 4062, 4063, 4064 or 4069 of ERISA, or otherwise, with respect to any Benefit Plan by the Company, the Surviving Corporation, Spinoff Sub or any Subsidiary of the Company or ERISA Affiliate, and no event or condition exists or has existed which could reasonably be expected to result in any such liability with respect to any such corporation or organization. No "reportable event" within the meaning of Section 4043 of ERISA has occurred with respect to any Subject Defined Benefit Plan. No termination re-establishment or spin-off re-establishment transaction has occurred with respect to any material Subject Defined Benefit Plan. No Subject Defined Benefit Plan has incurred any accumulated funding deficiency whether or not waived. No filing has been made and no proceeding has been commenced for the complete or partial termination of, or withdrawal from, any Qualified Plan.

     (h) Except as set forth in Section 3.13(h) of the Company Disclosure Letter, no benefit under any Benefit Plan, including, without limitation, any severance or parachute payment plan or agreement, will be established or become accelerated, vested, funded or payable by reason of any transaction contemplated under this Agreement.

     (i) Except as set forth in Section 3.13(i) of the Company Disclosure Letter, to the knowledge of the Company, other than routine claims for benefits, there are no pending or threatened claims by or on behalf of any Benefit Plan, by any person covered thereby, or otherwise, which allege violations of law which could reasonably be expected to result in material liability on the part of the Company, any Subsidiary of the Company or any fiduciary (with respect to whom the Company or any Subsidiary of the Company has an indemnification obligation) of any such Benefit Plan, nor is there any reasonable basis for such a claim, nor are there any ongoing IRS, DOL or other agency audits or investigations of any Benefit Plans.

     (j) Except as set forth in Section 3.13(j) of the Company Disclosure Letter, no employer securities, employer real property or other employer property is included in the assets of any Benefit Plan.

     (k) The fair market value of the assets of each Subject Defined Benefit Plan, as determined as of the last day of the plan year of such plan which coincides with or first precedes the date of this Agreement, was not materially less than the present value of the accumulated benefit obligations under such plan at such date as established on the basis of the actuarial assumptions applicable under such Subject Defined Benefit Plan at said date and, to the knowledge of the Company, there have been no material changes in such values since said date.

     (l) Complete and correct copies of the following documents have been furnished to Parent prior to the execution of this Agreement:

          (i) the Company Savings & Investment Plan 401K, and any related agreements thereto;

          (ii) current summary Plan descriptions of each Benefit Plan subject to ERISA, and any similar descriptions of all other Benefit Plans;

          (iii) the most recent Form 5500 series filings and schedules thereto for each Benefit Plan subject to ERISA reporting requirements;

          (iv) the most recent determination of the Internal Revenue Service with respect to the qualified status of each Qualified Plan;

          (v) the most recent accountings with respect to any Benefit Plan funded through a trust; and

          (vi) the most recent actuarial report of the qualified actuary of any Subject Defined Benefit Plan or any other Benefit Plan with respect to which actuarial valuations are conducted.

     (m) For purposes of this Agreement, the following terms shall have the following meanings:

          (i) "Benefit Plan" means any Plan, existing at the Closing Date, maintained by the Company or any Subsidiary of the Company, or by Spinoff Sub, to which the Company or any Subsidiary of the Company or Spinoff Sub contributes or has contributed, or under which any employee, former employee or director of the Company or any Subsidiary of the Company or Spinoff Sub or any beneficiary thereof is covered, is eligible for coverage or has benefit rights due to such individual's status as an employee, former employee or director of the Company or any Subsidiary of the Company or Spinoff Sub.

          (ii) "Defined Benefit Plan" means each Benefit Plan which is subject to Part 3 of Title I of ERISA (other than a money purchase pension plan),
     Section 412 of the Code (other than a money purchase pension plan) or Title IV of ERISA (other than a money purchase pension plan).

          (iii) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

          (iv) "ERISA Affiliate" means any person who is in the same controlled group of corporations or who is under common control with the Company or, before the Closing, the Company or any Subsidiary, including Spinoff Sub, of the Company (within the meaning of Section 414(b) or (c) of the Code).

          (v) "GAAP" means generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

          (vi) "PBGC" means the Pension Benefit Guaranty Corporation established under ERISA.

          (vii) "Plan" means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen's compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, including, but not limited to, any "employee benefit plan" within the meaning of Section 3(3) of ERISA.

          (viii) "Qualified Plan" means each Benefit Plan which is intended to qualify under Section 401(a) of the Code.

          (ix) "Subject Defined Benefit Plan" means each Defined Benefit Plan listed and described in Section 3.13(a) of the Company Disclosure Letter.

     3.14 Labor Matters. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or in Section 3.14 of the Company Disclosure Letter, there are no material controversies pending or, to the knowledge of the Company, threatened between the Company or any of its Subsidiaries and any of its employees or their representatives and, to the knowledge of the Company, there are no material organizational efforts presently being made involving any of the now unorganized employees of the Company or any of its Subsidiaries. Since January 1, 1993, there has been no work stoppage, strike or other concerted action by employees of the Company or any of its Subsidiaries.

     3.15 Environmental Matters. (a) Each of the Company and its Subsidiaries, including Spinoff Sub, has obtained all licenses, permits, authorizations, registrations, approvals and consents from Governmental or Regulatory Authorities which are required under any applicable Environmental Law (as defined below) in respect of its business or operations ("Environmental Permits"). Each of such Environmental Permits is in full force and effect and each of the Company and its Subsidiaries, including Spinoff Sub, is in compliance with the terms and conditions of all such Environmental Permits and with any applicable Environmental Law.

     (b) No site or facility now or previously owned, operated or leased by the Company or any of its Subsidiaries, including Spinoff Sub, is listed or proposed for listing on the National Priorities List promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the rules and regulations thereunder ("CERCLA"), or on any similar state or local list of sites requiring investigation or cleanup.

     (c) No Liens have arisen under or pursuant to any Environmental Law on any site or facility now or previously owned, operated or leased by the Company or any of its Subsidiaries, including Spinoff Sub, and no action of any Governmental or Regulatory Authority has been taken or is in process which could subject any of such properties to such Liens, and neither the Company nor any of its Subsidiaries, including Spinoff Sub, would be required to place any notice or restriction relating to the presence of Hazardous Materials at any such site or facility owned by it in any deed to the real property on which such site or facility is located.

     (d) There have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by, or which are in the possession of, the Company or any of its Subsidiaries, including Spinoff Sub, in relation to any site or facility now or previously owned, operated or leased by the Company or any of its Subsidiaries, including Spinoff Sub, which have not been delivered to Parent prior to the execution of this Agreement.

     (e) There has been no release or disposal of Hazardous Materials at, on, under, from, to or in connection with (i) the Company or any of its Subsidiaries, including Spinoff Sub, or (ii) any site or facility now or previously owned, operated or leased by the Company or any of its Subsidiaries, including Spinoff Sub, or (iii) any off-site location, such as a landfill.

     (f) There is no Environmental Claim pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, including Spinoff Sub.

     (g) There is no asbestos, PCBs or underground storage tank at any site or facility currently owned or leased by the Company or any of its Subsidiaries, including Spinoff Sub.

     (h) As used herein:

          (i) "Environmental Law" means any law or order of any Governmental or Regulatory Authority, or any interpretation thereof, relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment (including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), or otherwise relating to the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes; and

          (ii) "Hazardous Material" means (A) any petroleum or petroleum products, flammable explosives, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs); (B) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances,"

     "toxic pollutants" or words of similar import under any Environmental Law; and (C) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental or Regulatory Authority under any Environmental Law.

          (iii) "Environmental Claim" means any written notice by any person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or relating to (A) the presence, or release into the environment, of any Hazardous Materials or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

     3.16 Intellectual Property Rights. Section 3.16 of the Company Disclosure Letter provides a true and correct list of all patents and patent rights, trademarks and trademark rights, copyrights and copyright rights and all pending applications for and registrations of any of the foregoing owned or used by the Company or a Subsidiary of the Company. The Company and each Subsidiary of the Company has all right, title and interest in, or a valid, binding and enforceable license to use all of the Intellectual Property owned or used by the Company or such Subsidiary of the Company in its business or operations. The Company and each Subsidiary of the Company has the right to use all Intellectual Property necessary to conduct its business as currently conducted and as proposed to be conducted. Neither the Company nor any Subsidiary of the Company is in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use or contract regarding such Intellectual Property, such Intellectual Property is not being infringed by any third party, and neither the Company nor any Subsidiary of the Company is infringing or has received notice that it is infringing any Intellectual Property of any third party, and no claim is pending or, to the knowledge of the Company, has been made to such effect that has not been resolved. Except as disclosed in Section
3.16 of the Company Disclosure Letter, (i) the Company and each of its Subsidiaries has the exclusive right to use its Intellectual Property, (ii) all registrations with and applications to Governmental or Regulatory Authorities in respect of its Intellectual Property are valid and in full force and effect and are not subject to the payment of any taxes or maintenance fees or the taking of any other actions by the Company or a Subsidiary of the Company to maintain their validity or effectiveness, (iii) there are no restrictions on the direct or indirect transfer of any contract, or any interest therein, held by the Company or any Subsidiary of the Company in respect of its Intellectual Property, and (iv) the Company and the Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of their trade secrets and other proprietary information or materials not patentable or otherwise protected as a trade secret. For purposes of this Agreement, "Intellectual Property" means patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, brand names, inventions, processes, formulae, copyrights and copyright rights, trade dress, business and product names, logos, slogans, trade secrets, industrial models, processes, designs, methodologies, computer programs (including all source codes) and related documentation, technical information, manufacturing, engineering and technical drawings, know-how and other proprietary intellectual property rights and all pending applications for and registrations of any of the foregoing.

     3.17 Vote Required. (a) The affirmative vote of the holders of record of at least two-thirds of the outstanding shares of Company Common Stock with respect to the adoption of this Agreement is the only vote of the holders of any class or series of the capital stock of the Company required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

     (b) The Company has obtained an undertaking from each of Walter P. Kistler, John W. Stanton and Peter H. van Oppen that they will vote all of their shares of Company Common Stock owned on the record date of the Merger in favor of the Merger.

     3.18 Insurance. Section 3.18 of the Company Disclosure Letter sets forth an accurate and complete list and description of coverage of all policies of or binders for casualty, liability, property, worker's compensation and other forms of insurance owned or held by the Company and its Subsidiaries and all pending or, to the knowledge of the Company, threatened, claims thereunder. Except as set forth in Section 3.18 of the Company Disclosure Letter, each of the Company and its Subsidiaries is, and continuously since at least April 30, 1993, has been, insured with reputable insurers against all risks and in such amounts normally insured against by companies of the same type and in the same line of business as the Company and its Subsidiaries. Except as set in Section 3.18 of the Company Disclosure Letter, since April 30, 1993, there have been no claims by the Company or its Subsidiaries under any insurance policy.

     3.19 Ownership of Parent Common Stock. Neither the Company nor any of its Subsidiaries or other affiliates beneficially owns any shares of Parent Common Stock.

     3.20 Article XII of the Company's Articles of Incorporation and State Takeover Laws. The Company has taken all necessary actions so that this Agreement, the Merger or the other transactions contemplated hereby or thereby shall be exempt from the requirements of any "moratorium," "control share," "fair price" or other anti-takeover laws or regulations of any state as well as
Article XII of the Company's Articles of Incorporation.

     3.21 No Affiliated Transactions. After giving effect to the Spinoff and the Merger, neither the Company nor any of its Subsidiaries will have any agreement or arrangement with Spinoff Sub or any of its Subsidiaries other than this Agreement and the Spinoff Agreements.

     3.22 Spinoff Sub. Spinoff Sub designs, assembles and markets automated data libraries for computer networks and work stations. Spinoff Sub will not be in any way engaged in the micro-electronics business carried on by the Company.
Section 3.22 of the Company Disclosure Letter contains a pro forma balance sheet of Spinoff Sub as of April 30, 1996.

     3.23 Real Property. (a) Section 3.23(a) of the Company Disclosure Letter contains a true and correct list of (i) each parcel of real property owned by the Company or any Subsidiary of the Company, (ii) each parcel or real property leased by the Company or any Subsidiary of the Company (as lessor or lessee) and
(iii) all Liens relating to or affecting any parcel of real property referred to in clause (i).

     (b) Except as disclosed in Section 3.23(b) of the Company Disclosure Letter, the Company or a Subsidiary of the Company has good and marketable fee simple title to each parcel of real property owned by it, free and clear of all Liens. Except for the real property leased to others referred to in clause (ii) of paragraph (a) above, the Company or a Subsidiary of the Company is in possession of each parcel of real property owned by it, together with all buildings, structures, facilities, fixtures and other improvements thereon. The Company and the Subsidiaries have adequate rights of ingress and egress with respect to the real property listed in Section 3.23(b) of the Company Disclosure Letter and all buildings, structures, facilities, fixtures and other improvements thereon. None of such real property, buildings, structures, facilities, fixtures or other improvements, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable Law in any material respect (whether or not permitted on the basis of prior nonconforming use, waiver or variance).

     (c) The Company or a Subsidiary of the Company has a valid and subsisting leasehold estate in and the right to quiet enjoyment of the real properties leased by it for the full term of the lease thereof. Each lease referred to in clause (ii) of paragraph (a) above is a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company or a Subsidiary of the Company and of each other person that is a party hereto, and except as set forth in Section 3.23(c) of the Company Disclosure Letter, there is no, and neither the Company nor any Subsidiary of the Company has received notice of any, default (or any condition or event which, after notice or lapse of time or both, would constitute a default) thereunder. Neither the Company nor any Subsidiary of the Company owes any brokerage commissions with respect to any such leased space.

     (d) Except as disclosed in Section 3.23(d) of the Company Disclosure Letter, no tenant or other party in possession of any of the real properties owned by the Company and the Subsidiaries, has any right to purchase, or holds any right of first refusal to purchase, such properties.

     (e) Except as disclosed in Section 3.23(e) of the Company Disclosure Letter, the improvements on the real property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and, to the knowledge of Company, there are no condemnation or appropriation proceedings pending or threatened against any of such real property or the improvements thereon.

     3.24 Contracts. (a) Section 3.24 of the Company Disclosure Letter (with paragraph references corresponding to those set forth below) contains a true and complete list of each of the following Contracts (true and complete copies or, if none, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto, have been delivered or made available to Parent prior to the execution of this Agreement), to which the Company or any Subsidiary of the Company is a party or by which any of their respective assets and properties is bound:

          (i) all Contracts (excluding Benefit Plans) providing for a commitment of employment or consultation services for a specified or unspecified term or otherwise relating to employment or the termination of employment, the name, position and rate of compensation of each person party to such a Contract and the expiration date of each such Contract;

          (ii) all Contracts with any person containing any provision or covenant prohibiting or materially limiting the ability of the Company or any Subsidiary of the Company to engage in any business activity or compete with any person or prohibiting or materially limiting the ability of any person to compete with the Company or any Subsidiary of the Company;

          (iii) all partnership, joint venture, shareholders' or other similar Contracts with any person;

          (iv) all Contracts relating to indebtedness of the Company or any Subsidiary of the Company in excess of $25,000;

          (v) all Contracts with distributors, dealers, manufacturer's representatives, customers, sales agencies or franchisees which in any case involve the payment or potential payment, pursuant to the terms of any such Contract, by or to the Company or any Subsidiary of the Company of more than $25,000 annually;

          (vi) all Contracts relating to (A) the future disposition or acquisition of any assets and properties individually or in the aggregate material to the business or condition of the Company, and (B) any merger or other business combination;

          (vii) all Contracts between or among the Company or any Subsidiary of the Company, on the one hand, and any officer, director or Affiliate (other than the Company or any Subsidiary) of the Company, on the other hand, and providing for annual payments by or to the Company or any Subsidiary of the Company exceeding $25,000;

          (viii) all collective bargaining or similar labor Contracts;

          (ix) all Contracts (other than this Agreement) that (A) limit or contain restrictions on the ability of the Company or any Subsidiary of the Company to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its capital stock, to incur Indebtedness, to incur or suffer to exist any Lien, to purchase or sell any assets and properties, to change the lines of business in which it participates or engages or to engage in any merger or other business combination or (B) require the Company or any Subsidiary of the Company to maintain specified financial ratios or levels of net worth or other indicia of financial condition; and

          (x) all other Contracts (other than Benefit Plans, leases listed in and insurance policies listed in Section 3.18 of the Company Disclosure Letter that (A) involve the payment or potential payment, pursuant to the terms of any such Contract, by or to the Company or any Subsidiary of the Company of more than $25,000 annually and (B) cannot be terminated within thirty (30) days after giving notice of termination without resulting in any substantial cost or penalty to the Company or any Subsidiary of the Company.

     (b) Each Contract required to be disclosed in Section 3.24(a) of the Company Disclosure Letter is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company or a Subsidiary of the Company and, to the knowledge of the Company, of each other party thereto; and except as disclosed in Section 3.24(b) of the Company Disclosure Letter neither the Company, any Subsidiary of the Company nor, to the knowledge of the Company, any other party to such Contract is in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract), the effect of which, individually or in the aggregate, could reasonably be expected to be materially adverse to the Company.

                                   ARTICLE IV

                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Parent and Sub represent and warrant to the Company as follows:

     4.01 Organization and Qualification. Each of Parent and Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby. Each of Parent and Sub is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole.

     4.02 Capital Stock. The authorized capital stock of Parent consists solely of 80,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share ("Parent Preferred Stock"). As of June 25, 1996, 30,364,464 shares of Parent Common Stock were issued and outstanding and 17,920,462 shares were held in the treasury of Parent. Since such date, except as set forth in Section 4.02 of the letter dated the date hereof and delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (the "Parent Disclosure Letter"), there has been no change in the number of issued and outstanding shares of Parent Common Stock or shares of Parent Common Stock held in treasury or reserved for issuance since such date. As of the date hereof, no shares of Parent Preferred Stock are issued and outstanding and 250,000 shares are designated Series A Junior Participating Preferred Stock ("Parent Series A Preferred Stock") and are reserved for issuance in accordance with the Preferred Share Purchase Rights Agreement dated as of July 27, 1988, as amended, by and between Parent and Morgan Shareholder Services Trust Company, as Rights Agent (the "Parent Rights Agreement"), pursuant to which Parent has issued rights (the "Parent Rights") to purchase shares of Parent Series A Preferred Stock. All of the issued and outstanding shares of Parent Common Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. Except (i) for Options issued pursuant to Parent's option arrangements disclosed in Parent's SEC Reports, (ii) pursuant to this Agreement and the Parent Rights Agreement and (iii) as set forth in Section 4.02 of the Parent Disclosure Letter, there are no outstanding Options obligating Parent or any of its Subsidiaries to issue or sell any shares of capital stock of Parent or to grant, extend or enter into any Option with respect thereto.

     4.03 Authority Relative to this Agreement. Each of Parent and Sub has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Sub and the consummation by each of Parent and Sub of the transactions contemplated hereby have been duly and validly approved by its Board of Directors and by Parent in its capacity as the sole stockholder of Sub, and no other corporate proceedings on the part of either of Parent or Sub or their stockholders are necessary to authorize the execution, delivery and performance of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Sub and constitutes a legal, valid and binding obligation of each of Parent and Sub enforceable against each of Parent and Sub in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     4.04 Non-Contravention; Approvals and Consents. (a) The execution and delivery of this Agreement by each of Parent and Sub do not, and the performance by each of Parent and Sub of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of Parent under, any of the terms, conditions or provisions of (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of Parent, or (ii) subject to the taking of the actions described in paragraph (b) of this Section, (x) any laws or orders of any Governmental or Regulatory Authority applicable to Parent or any of its assets or properties, or (y) any Contracts to which Parent is a party or by which Parent or any of its assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations and impositions of Liens which, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole or on the ability of Parent and Sub to consummate the transactions contemplated by this Agreement.

     (b) Except (i) for the filing of a premerger notification report by Parent under the HSR Act, (ii) for the filing of the Proxy Statement, Registration Statement and Form 10 with the SEC pursuant to the Exchange Act and the Securities Act, the declaration of the effectiveness of the Registration Statement and Form 10 by the SEC and filings with various state securities authorities that are required in connection with the transactions contemplated by this Agreement, (iii) for the filing of the Articles of Merger and other appropriate merger documents required by the WBCA with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Constituent Corporations are qualified to do business, and (iv) as disclosed in Section 4.04 of the Parent Disclosure Letter, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other public or private third party is necessary or required under any of the terms, conditions or provisions of any law or order of any Governmental or Regulatory Authority or any Contract to which Parent is a party or by which Parent or any of its assets or properties is bound for the execution and delivery of this Agreement by each of Parent and Sub, the performance by each of Parent and Sub of its obligations hereunder or the consummation of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole or on the ability of Parent and Sub to consummate the transactions contemplated by this Agreement.

     4.05 SEC Reports and Financial Statements. Parent has made available to the Company prior to the execution of this Agreement a true and complete copy of each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) filed by Parent with the SEC since December 31, 1993 (as such documents have since the time of their filing been amended or supplemented, the "Parent SEC Reports"), which are all the documents (other than preliminary material) that Parent was required to file with the SEC since such date. As of their respective dates, the Parent SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Parent SEC Reports (the "Parent Financial Statements") complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments (which are not expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries taken as a whole)) the consolidated financial position of Parent and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. Except as set forth in Section 4.05 of the Parent Disclosure Letter, each Significant Subsidiary of Parent is treated as a consolidated subsidiary of Parent in the Parent Financial Statements for all periods covered thereby.

     4.06 Information Supplied. The registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger, as amended or supplemented from time to time (as so amended and supplemented, the "Registration Statement"), and any other documents to be filed by Parent with the SEC or any other Governmental or Regulatory Authority in connection with the Merger and the other transactions contemplated hereby will (in the case of the Registration Statement and any such other documents filed with the SEC under the Securities Act or the Exchange Act) comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively, and will not, on the date of its filing or, in the case of the Registration Statement, at the time it becomes effective under the Securities Act, at the date the Proxy Statement is mailed to stockholders and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Parent or Sub with respect to information supplied in writing by or on behalf of the Company expressly for inclusion therein and information incorporated by reference therein from documents filed by Parent with the SEC.

     4.07 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries beneficially owns any shares of Company Common Stock.

                                   ARTICLE V

                                   COVENANTS

     5.01 Covenants of the Company and Parent. At all times from and after the date hereof until the Effective Time, the Company and, solely where indicated below, Parent, each covenants and agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement, or to the extent that the other parties hereto shall otherwise previously consent in writing):

     (a) Ordinary Course. The Company and each of its Subsidiaries shall conduct their respective businesses only in, and none of the Company and such Subsidiaries shall take any action except in, the ordinary course consistent with past practice.

     (b) Without limiting the generality of paragraph (a) of this Section, (i) the Company and its Subsidiaries shall use all commercially reasonable efforts to preserve intact in all material respects their present business organizations and reputation, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, to maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect, to preserve their relationships with customers and suppliers and others having significant business dealings with them and to comply in all material respects with all laws and orders of all Governmental or Regulatory Authorities applicable to them, and (ii) the Company shall not, nor shall it permit any of its Subsidiaries to, except as otherwise expressly provided for in this Agreement:

          (A) amend or propose to amend its articles of incorporation or bylaws (or other comparable corporate charter documents);

          (B) (w) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, (x) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (y) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (z) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Option with respect thereto;

          (C) issue, deliver, sell or exchange, or authorize or propose the issuance, delivery, sale or exchange of, any shares of its capital stock or any Options with respect thereto, other than (v) the issuance or exchange of capital stock necessary for the extinguishment of Options and the termination of Company Option Plans solely as provided in Section 2.01(d), provided that the Company may only issue shares of Company Common Stock after using its best efforts to cash-out options as provided in Section 2.01(d), or (w) the issuance by a wholly owned Subsidiary of its capital stock to its parent corporation;

          (D) acquire (by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of its business consistent with past practice;

          (E) other than dispositions in the ordinary course of its business consistent with past practice, sell, lease, grant any security interest in or otherwise dispose of or encumber any of its assets or properties;

          (F) except to the extent required by applicable law, (x) permit any material change in (A) any pricing, marketing, purchasing, investment, accounting, financial reporting, inventory, credit, allowance or tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or (y) make any material tax election or settle or compromise any material income tax liability with any Governmental or Regulatory Authority;

          (G) (x) incur any indebtedness for borrowed money or guarantee any such indebtedness, or (y) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money other than in the ordinary course of its business consistent with past practice; provided, however, that the Company may incur indebtedness to fund the cash needs of Spinoff Sub and to fund the retirement of the outstanding options;

          (H) enter into, adopt, amend (except as may be required by applicable law) or terminate any Company Employee Benefit Plan or other agreement, arrangement, plan or policy between such party or one of its Subsidiaries and one or more of its directors, officers or employees, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement in effect as of the date hereof;

          (I) enter into any Contract or amend or modify any existing Contract, or engage in any new transaction outside the ordinary course of business consistent with past practice or not on an arm's length basis, with any affiliate of such party or any of its Subsidiaries;

          (J) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets in excess of $25,000, not to exceed $75,000 in the aggregate;

          (K) make any change in the lines of business in which it participates or is engaged; or

          (L) enter into any Contract, commitment or arrangement to do or engage in any of the foregoing.

     (c) Advice of Changes. Each of Parent, the Company and Sub shall confer on a regular and frequent basis with the other with respect to its business and operations and other matters relevant to the Merger, and shall promptly advise the other, orally and in writing, of any change or event, including, without limitation, any complaint, investigation or hearing by any Governmental or Regulatory Authority (or communication indicating the same may be contemplated) or the institution or threat of litigation, having, or which, insofar as can be reasonably foreseen, could have, a material adverse effect on the Company or Parent, as the case may be, and its Subsidiaries taken as a whole or on the ability of the Company or Parent, as the case may be, to consummate the transactions contemplated hereby; provided that no party shall be required to make any disclosure to the extent such disclosure would constitute a violation of any applicable law.

     (d) Notice and Cure. Each of Parent and the Company will notify the other of, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practical after it becomes known to such party, that causes or will cause any covenant or agreement of Parent or the Company under this Agreement to be breached or that renders or will render untrue any representation or warranty of Parent or the Company contained in this Agreement. Each of Parent and the Company also will notify the other in writing of, and will use all commercially reasonable efforts to cure, before the Closing, any violation or breach, as soon as practical after it becomes known to such party, of any representation, warranty, covenant or agreement made by Parent or the Company. No notice given pursuant to this paragraph shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein.

     (e) Fulfillment of Conditions. Subject to the terms and conditions of this Agreement, each of Parent and the Company will take or cause to be taken all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the other's obligations contained in this Agreement and to consummate and make effective the transactions contemplated by this Agreement, and neither Parent nor the Company will, nor will it permit any of its Subsidiaries to, take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition.

     5.02 No Solicitations. Prior to the Effective Time, the Company agrees (a) that neither it nor any of its Subsidiaries shall, and it shall cause their respective Representatives (as defined in Section 9.11) not to, directly or indirectly, initiate, solicit or encourage, or take any other action to facilitate any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a recapitalization, merger, consolidation or other business combination including the Company or any of its Subsidiaries or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of (i) all or any significant portion of the assets of the Company or its Subsidiaries, (ii) 5% or more of the outstanding shares of Company Common Stock or (iii) 5% of the outstanding shares of the capital stock of any Subsidiary of the Company (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage or participate in any negotiations concerning, or provide any information or data to, or have any discussions with, or otherwise cooperate with any person or group relating to an Alternative Proposal (excluding the transactions contemplated by this Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing, and it will take the necessary steps to inform such parties of its obligations under this Section; and (c) that it will notify Parent immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it or any of such persons; provided, however, that nothing contained in this Section 5.02 shall prohibit the Board of Directors of the Company from furnishing information to (but only pursuant to a confidentiality agreement in customary form and having terms and conditions no less favorable to the Company than the Confidentiality Agreement (as defined in Section 6.01)) or entering into discussions or negotiations with any person or group that makes an unsolicited bona fide Alternative Proposal, if, and only to the extent that, (A) the Board of Directors of the Company, based upon the written opinion of outside legal counsel (a copy of which shall be provided promptly to Parent), determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, (B) such Alternative Proposal is not conditioned on the receipt of financing, the Board of Directors has reasonably concluded in good faith that the person or group making such Alternative Proposal will have adequate sources of financing to consummate such Alternative Proposal and that such Acquisition Proposal is more favorable to the Company's stockholders than the Merger, (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or group, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or group, and (D) the Company keeps Parent informed of the status and all material information with respect to any such discussions or negotiations. Nothing in this Section 5.02 shall (x) permit the Company to terminate this Agreement (except as specifically provided in Article VIII), (y) permit the Company to enter into any agreement (other than a confidentiality agreement under the circumstances described above), including without limitation an agreement in principle, or make any public announcement with respect to an Alternative Proposal for so long as this Agreement remains in effect, or (z) affect any other obligation of the Company under this Agreement. It is hereby agreed that, notwithstanding anything herein to the contrary, the Company shall not enter into any agreement (including an agreement in principle) with any person or group that provides for, or in any way facilitates, an Alternative Proposal (other than a confidentiality agreement under the circumstances described above) or make any public announcement with respect thereto unless and until this Agreement is validly terminated pursuant to Article VIII and the Company pays Parent the termination fee provided for in Section 8.02(b).

     5.03 Conduct of Business of Sub. Prior to the Effective Time, except as may be required by applicable law and subject to the other provisions of this Agreement, Parent shall cause Sub to (a) perform its obligations under this Agreement in accordance with its terms, (b) not incur directly or indirectly any liabilities or obligations other than those incurred in connection with the Merger, (c) not engage directly or indirectly in any business or activities of any type or kind and not enter into any agreements or arrangements with any person, or be subject to or bound by any obligation or undertaking, which is not contemplated by this Agreement and (d) not create, grant or suffer to exist any Lien upon its properties or assets which would attach to any properties or assets of the Surviving Corporation after the Effective Time.

     5.04 Third Party Standstill Agreements. During the period from the date of this Agreement through the Effective Time, neither the Company nor any of its Subsidiaries shall terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party. During such period, the Company shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

     5.05 Purchases of Common Stock of the Other Party. During the period from the date hereof through the Effective Time, neither Parent nor any of its Subsidiaries or other affiliates will purchase any shares of stock in the Company, Spinoff Sub or any of the Company's Subsidiaries and neither the Company nor any of its Subsidiaries or other affiliates will purchase any shares of Parent Common Stock.

     5.06 Spinoff. The Company shall take all actions as may be necessary to effect the Spinoff as contemplated herein.

     5.07 Spinoff Sub Transactions. The Company shall not, nor permit any of its Subsidiaries to, transfer, or cause to be transferred, any assets to Spinoff Sub or assume any liabilities, contingent or otherwise, of Spinoff Sub, other than as expressly permitted by this Agreement, the Spinoff Agreements and provided for in the pro forma balance sheet of Spinoff Sub contained in Section
3.23 of the Company Disclosure Letter.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     6.01 Access to Information; Confidentiality. The Company shall, and shall cause each of its Subsidiaries to, throughout the period from the date hereof to the Effective Time, (i) provide Parent and its Representatives with full access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of the Company and its Subsidiaries and their respective assets, properties, books and records, but only to the extent that such access does not unreasonably interfere with the business and operations of the Company and its Subsidiaries, and (ii) furnish promptly to such persons (x) a copy of each report, statement, schedule and other document filed or received by the Company or any of its Subsidiaries pursuant to the requirements of federal or state securities laws and each material report, statement, schedule and other document filed with any other Governmental or Regulatory Authority, and (y) all other information and data (including, without limitation, copies of the Company's Contracts or Company Employee Benefit Plans, and other books and records) concerning the business and operations of the Company and its Subsidiaries as Parent or any of such other persons reasonably may request. No investigation pursuant to this paragraph or otherwise shall affect any representation or warranty contained in this Agreement or any condition to the obligations of the parties hereto. Any such information or material obtained pursuant to this Section 6.01 that constitutes Confidential Information (as such term is defined in the

Confidentiality Agreement dated as of June 25, 1996 between the Company and Parent (the "Confidentiality Agreement")) shall be governed by the terms of the Confidentiality Agreement.

     6.02 Preparation of Registration Statement, Proxy Statement and Form
10. The Company and Parent shall prepare and file with the SEC as soon as reasonably practicable after the date hereof the Proxy Statement, Parent shall prepare and file with the SEC as soon as reasonably practicable after the date hereof the Registration Statement, in which the Proxy Statement will be included as the prospectus and the Company shall prepare and file with the SEC as soon as reasonably practicable after the date hereof the Form 10. Parent and the Company shall use their best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing. The Company shall use its best efforts to have the Form 10 declared effective by the SEC as promptly as practicable after such filing. Parent shall also take any action (other than qualifying as a foreign corporation or taking any action which would subject it to service of process in any jurisdiction where Parent is not now so qualified or subject) required to be taken under applicable state blue sky or securities laws in connection with the issuance of Parent Common Stock in connection with the Merger. If at any time prior to the Effective Time any event shall occur that should be set forth in an amendment of or a supplement to the Registration Statement or Form 10, Parent or the Company, as the case may be, shall prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable. Parent, Sub and the Company shall cooperate with each other in the preparation of the Registration Statement, Form 10 and the Proxy Statement and any amendment or supplement thereto, and each shall notify the other of the receipt of any comments of the SEC with respect to the Registration Statement, Form 10 or the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information, and shall provide to the other promptly copies of all correspondence between Parent or the Company, as the case may be, or any of its Representatives with respect to the Registration Statement, Form 10 or the Proxy Statement. The Company shall give Parent and its counsel the opportunity to review the Form 10 and all responses to requests for additional information by and replies to comments of the SEC before their being filed with, or sent to, the SEC. Parent shall give the Company and its counsel the opportunity to review the Registration Statement and all responses to requests for additional information by and replies to comments of the SEC before their being filed with, or sent to, the SEC. Each of the Company, Parent and Sub agrees to use its best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause (x) the Registration Statement and Form 10 to be declared effective by the SEC at the earliest practicable time and to be kept effective as long as is necessary to consummate the Merger and the transactions contemplated hereby, and (y) the Proxy Statement to be mailed to the holders of Company Common Stock entitled to vote at the meeting of the stockholders of the Company at the earliest practicable time.

     6.03 Approval of Stockholders. The Company shall, through its Board of Directors, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders' Meeting") for the purpose of voting on the adoption of this Agreement (the "Company Stockholders' Approval") as soon as reasonably practicable after the date hereof. Subject to the exercise of fiduciary obligations under applicable law as advised in writing by outside counsel (a copy of which will be provided promptly to Parent), the Company shall, through its Board of Directors, include in the Proxy Statement the recommendation of the Board of Directors of the Company that the stockholders of the Company adopt this Agreement, and shall use its best efforts to obtain such adoption.

     6.04 Company Affiliates. At least thirty (30) days prior to the Closing Date the Company shall deliver a letter to Parent identifying all persons who, at the time of the Company Stockholders' Meeting, may, in the Company's reasonable judgment, be deemed to be "affiliates" (as such term is used in Rule 145 under the Securities Act) of the Company ("Company Affiliates"). The Company shall use its best efforts to cause each Company Affiliate to deliver to Parent on or prior to the Closing Date a written agreement substantially in the form and to the effect of Exhibit A hereto (an "Affiliate Agreement"). Parent shall be entitled to place legends as specified in such Affiliate Agreements on the certificates evidencing any Parent Common Stock to be received by such Company Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of such Affiliate Agreements.

     6.05 Stock Exchange Listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Merger in accordance with this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

     6.06 Outstanding Indebtedness. The Company shall establish a separate segregated account (the "Segregated Account") into which the Company shall deposit borrowings under its line of credit with Seafirst Bank for the purpose of funding (i) the satisfaction of the outstanding options to purchase Company Common Stock as contemplated herein, and (ii) payments in respect of Dissenting Shares. Repayments of those borrowings shall be made by the Company exclusively from funds generated by its operations. Parent and its affiliates (other than the Company) will not pay, guarantee or secure the Segregated Account indebtedness. Parent hereby agrees it will cause all borrowings of the Company under its line of credit with Seafirst Bank (other than borrowings for the Segregated Account) to be repaid as soon as practicable following the Closing Date.

     6.07 Regulatory and Other Approvals. Subject to the terms and conditions of this Agreement and without limiting the provisions of Sections 6.02 and 6.03, each of the Company and Parent will proceed diligently and in good faith to, as promptly as practicable, (a) obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other public or private third parties required of Parent, the Company or any of their Subsidiaries to consummate the Merger and the other matters contemplated hereby, and (b) provide such other information and communications to such Governmental or Regulatory Authorities or other public or private third parties as the other party or such Governmental or Regulatory Authorities or other public or private third parties may reasonably request in connection therewith. In addition to and not in limitation of the foregoing, each of the parties will (x) take promptly all actions necessary to make the filings required of Parent and the Company or their affiliates under the HSR Act, (y) comply at the earliest practicable date with any request for additional information received by such party or its affiliates from the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the HSR Act, and (z) cooperate with the other party in connection with such party's filings under the HSR Act and in connection with resolving any investigation or other inquiry concerning the Merger or the other matters contemplated by this Agreement commenced by either the FTC or the Antitrust Division or state attorneys general.

     6.08 Employee Benefit Plans. The Company shall institute, and the Surviving Corporation shall continue for at least two years following the Closing Date, a severance policy for the benefit of key employees of the Company, who shall be chosen by the Chief Executive Officer of the Company and agreed to by Parent, pursuant to which such key employees who continue in the employ of the Surviving Corporation shall become eligible for enhanced severance benefits in the event of their subsequent termination of employment.

     6.09 Company Option Plans. The Company shall take all actions as may be necessary so that the Company Option Plans shall be terminated, and outstanding options and other rights to acquire capital stock of the Company are satisfied in full, prior to the Effective Time, pursuant to Section 2.01(d).

     6.10 Directors' and Officers' Indemnification and Insurance. (a) The Company, and from and after the Effective Time the Surviving Corporation (each, an "Indemnifying Party"), shall, for a period of not less than the applicable statute of limitations (and thereafter, for so long as any claims, actions or proceedings commenced prior to such time are pending), indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries (the "Indemnified Parties") against (i) all losses, claims, damages, costs and expenses, liabilities, judgments and settlement amounts that are paid or incurred in connection with any claim, action, suit, proceeding or investigation (whether asserted or claimed prior to, at or after the Effective Time) that is based in whole or in part on, or arises in whole or in part out of, the fact that such Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries and relates to or arises out of any action or omission occurring at or prior to the Effective Time ("Indemnified Liabilities"), and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, including the execution and performance of the voting undertaking contemplated by Section 3.17(b), in each case to the full extent a corporation is permitted under applicable law to indemnify its own directors, officers or employees, as the case may be; provided that no Indemnifying Party shall be liable for any settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld. Without limiting the foregoing, in the event that any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising prior to or after the Effective Time), (w) the Indemnifying Parties will, except for a claim arising or based upon the gross negligence or willful misconduct of the Indemnified Party, pay expenses in advance of the final disposition of any such claim, action suit, proceeding or investigation to each Indemnified Party to the full extent permitted by applicable law; provided that the person to whom expenses are advanced provides any undertaking required by applicable law to repay such advance if it is ultimately determined that such person is not entitled to indemnification; (x) the Indemnified Parties shall retain counsel reasonably satisfactory to the Indemnifying Parties; (y) the Indemnifying Parties shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties (subject to the final sentence of this paragraph) promptly as statements therefor are received; and (z) the Indemnifying Parties shall use all commercially reasonable efforts to assist in the vigorous defense of any such matter. Any Indemnified Party wishing to claim indemnification under this Section, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Indemnifying Parties, but the failure so to notify an Indemnifying Party shall not relieve it from any liability which it may have under this paragraph except to the extent such failure irreparably prejudices such party. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

     (b) The Surviving Corporation shall, until the second (2nd) anniversary of the Effective Time, cause to be maintained in effect, to the extent available, the policies of directors' and officers' liability insurance maintained by the Company and its Subsidiaries as of the date hereof (or policies of at least the same coverage and amounts containing terms that are no less advantageous to the insured parties) with respect to claims arising from facts or events that occurred on or prior to the Effective Time; provided that if, such insurance is not available or in the business judgment of the then Board of Directors of the Surviving Corporation, either (a) the premium cost for such insurance is substantially disproportionate to the amount of coverage, or (b) the coverage provided by such insurance is so limited by exclusions that there is insufficient benefit from such insurance, then and in that event, the Surviving Corporation shall not be required to maintain such insurance, but Parent shall and hereby agrees to the full extent permitted by law to hold harmless and indemnify the indemnified parties or provide coverage for such indemnified parties under Parent's directors and officers liability insurance maintained at such time to the fullest extent of the coverage which would otherwise have been provided herein.

     (c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers a substantial portion of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, or at Parent's option, Parent shall assume the obligations set forth in paragraph (a) of this Section 6.10.

     6.11 Expenses. Except as set forth in Section 8.02, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense.

     6.12 Brokers or Finders. Each of Parent and the Company represents, as to itself and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, other than Roger D. Williams & Company, whose fees and expenses will be paid by Parent in accordance with Parent's agreement with such firm, and each of Parent and the Company shall indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other such fee or commission or expenses related thereto asserted by any person on the basis of any act or statement alleged to have been made by such party or its affiliate.

     6.13 Takeover Statutes. If any "fair price", "moratorium", "control share acquisition" or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, the Company and the members of the Board of Directors of the Company shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate the effects of such statute or regulation on the transactions contemplated hereby and thereby.

     6.14 Conveyance Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, affidavits or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated by this Agreement (collectively, "Conveyance Taxes") that are required or permitted to be filed on or before the Effective Time. The Company shall pay all Conveyance Taxes arising out of or in connection with the transactions contemplated by this Agreement.

     6.15 Certain Tax Matters. (a) Parent and the Company shall not take or fail to take any action if the taking or failure to take such action would cause Parent, the Company or their respective stockholders (except to the extent that any stockholder of the Company may receive cash in lieu of fractional shares or is the owner of Dissenting Shares) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger or the Spinoff.

     (b) In no event will Parent permit the Company to liquidate or merge into Parent or into any Subsidiaries of Parent at any time within one year after Closing. The Company shall secure any indebtedness used to purchase the Company's options as contemplated herein only with assets held by it immediately prior to the Closing.

     (c) Parent has no plan or intention to liquidate the Company; to merge the Company with or into another corporation; to cause the Company to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of any of the Company shares acquired in the Merger, except for transfers of stock to corporations controlled by Parent.

                                  ARTICLE VII

                                   CONDITIONS

     7.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

     (a) Stockholder Approval. This Agreement shall have been approved by the requisite vote of the stockholders of the Company under the WBCA and the Company's Articles of Incorporation.

     (b) Registration Statement; Form 10; State Securities Laws. The Registration Statement and the Form 10 shall have become effective in accordance with the provisions of the Securities Act and the Exchange Act, and no stop order suspending each such effectiveness shall have been issued and remain in effect and no proceeding seeking such an order shall be pending or threatened. Parent shall have received all state securities or "Blue Sky" permits and other authorizations necessary to issue the Parent Common Stock pursuant to this Agreement.

     (c) HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     (d) No Injunctions or Restraints. No court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Merger, the Spinoff or the other transactions contemplated by this Agreement.

     (e) Governmental and Regulatory and Other Consents and Approvals. Other than the filing provided for by Section 1.03, all consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority or any other public or private third parties required of Parent, the Company or any of their Subsidiaries to consummate the Merger, the Spinoff and the other matters contemplated hereby, the failure of which to be obtained or taken could be reasonably expected to have a material adverse effect on Parent and its Subsidiaries or the Surviving Corporation and its Subsidiaries, in each case taken as a whole, or on the ability of Parent and the Company to consummate the transactions contemplated hereby shall have been obtained, all in form and substance reasonably satisfactory to Parent and the Company.

     7.02 Conditions to Obligation of Parent and Sub to Effect the Merger. The obligation of Parent and Sub to effect the Merger is further subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by Parent and Sub in their sole discretion):

     (a) Representations and Warranties. The representations and warranties made by the Company in this Agreement shall be true and correct, in all material respects (except with respect to the representation and warranty by the Company set forth in Section 3.22, which shall be true and correct in all respects), as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, except as affected by the transactions contemplated by this Agreement, and the Company shall have delivered to Parent a certificate, dated the Closing Date and executed in the name and on behalf of the Company by its Chairman of the Board and Chief Executive Officer, to such effect.

     (b) Performance of Obligations. The Company shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company at or prior to the Closing, and the Company shall have delivered to Parent a certificate, dated the Closing Date and executed in the name and on behalf of the Company by its Chairman of the Board and Chief Executive Officer, to such effect.

     (c) The Spinoff. The Spinoff shall have been completed on or prior to the Closing Date to the satisfaction of Parent, and the Spinoff Agreements shall have been entered into on or prior to the Closing Date to the reasonable satisfaction of Parent.

     (d) Tax Opinion. Parent and Sub shall have received the opinion, based on appropriate representations of the Company, Parent, Spinoff Sub, Sub and certain significant shareholders of the Company, of Milbank, Tweed, Hadley & McCloy, special counsel to Parent, dated the Closing Date, to the effect that (i) the Spinoff qualifies as a tax-free distribution described in Code sec. 355 and (ii) the Merger qualifies as a reorganization described in Code sec. 368(a).

     (e) Dissenting Shares. The aggregate number of Dissenting Shares shall not exceed 10% of the total number of shares of Company Common Stock outstanding on the Closing Date.

     (f) Proceedings. All proceedings to be taken on the part of the Company in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Parent, and Parent shall have received copies of all such documents and other evidences as Parent may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

     (g) Outstanding Indebtedness. Immediately prior to the Effective Time, the outstanding indebtedness of the Company shall be at least $15 million.

     7.03 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by the Company in its sole discretion):

     (a) Representations and Warranties. The representations and warranties made by Parent and Sub in this Agreement shall be true and correct, in all material respects, as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, except as affected by the transactions contemplated by this Agreement, and Parent and Sub shall each have delivered to the Company a certificate, dated the Closing Date and executed in the name and on behalf of Parent by its Chairman of the Board and Chief Executive Officer, and in the name and on behalf of Sub by its Chairman of the Board, President or any Vice President, to such effect.

     (b) Performance of Obligations. Parent and Sub shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Parent or Sub at or prior to the Closing, and Parent and Sub shall each have delivered to the Company a certificate, dated the Closing Date and executed in the name and on behalf of Parent by its Chairman of the Board and Chief Executive Officer, and in the name and on behalf of Sub by its Chairman of the Board, President or any Vice President, to such effect.

     (c) Parent Rights Agreement. On or prior to the Closing Date, the Parent Rights shall not have become exercisable or transferable apart from the associated shares of Parent Common Stock.

     (d) Tax Opinion. The Company shall have received the opinion, based on appropriate representations of the Company, Parent, Sub, Spinoff Sub, and certain significant shareholders of the Company, of Perkins Coie, special counsel to the Company, dated the Closing Date, to the effect that (i) the Spinoff qualifies as a tax-free distribution described in Code sec. 355 and (ii) the Merger qualifies as a reorganization described in Code sec. 368(a).

     (e) Proceedings. All proceedings to be taken on the part of Parent and Sub in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company, and the Company shall have received copies of all such documents and other evidences as the Company may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     8.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, whether prior to or after the Company Stockholders' Approval:

     (a) By mutual written agreement of the Board of Directors' of the parties hereto;

     (b) By either the Company or Parent upon written notification to the non-terminating party by the terminating party:

          (i) at any time after December 31, 1996 if the Merger shall not have been consummated on or prior to such date and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party;

          (ii) if the Company Stockholders' Approval shall not be obtained by reason of the failure to obtain the requisite vote upon a vote held at a meeting of such stockholders, or any adjournment thereof, called therefor;

          (iii) if there has been a material breach of any representation, warranty, covenant or agreement on the part of the non-terminating party set forth in this Agreement, which breach is not curable or, if curable, has not been cured within thirty (30) days following receipt by the non-terminating party of notice of such breach from the terminating party; or

          (iv) if any court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have issued an order, judgment or decree (other than a temporary restraining order) making illegal or otherwise restraining, preventing or prohibiting the Merger or the Spinoff and such order, judgment or decree shall have become final and nonappealable and such terminating party shall have used all reasonable effects to remove such order, judgment or decree;

     (c) By Parent, by written notice to the Company:

          (i) if the Board of Directors of the Company or any committee thereof,
     (A) at any time after the Company or any of its Subsidiaries has become aware of any event which would require that notice be given to Parent pursuant to Section 5.02, shall withdraw or modify in any manner adverse to Parent its approval or recommendation of this Agreement or the Merger, (B) shall approve or recommend any Alternative Proposal (including approving of, expressing no opinion or remaining neutral as to a third party tender offer for shares of the Company Common Stock when expressing the position of the Company to any such tender offer in complying with Rule 14e-2 promulgated under the 1934 Act), or (C) shall resolve to take any of the actions specified in clauses (A) or (B);

          (ii) if the Company or any of its Subsidiaries announces, or enters into a definitive agreement or a letter of intent for, an Alternative Proposal or the Board of Directors of the Company or any committee thereof shall resolve to take such action;

          (iii) if any person or group (within the meaning of Section 13(d)(3) of the 1934 Act) other than Parent shall acquire a number of shares of capital stock of the Company entitled to cast at least 35% of the total number of votes entitled to be cast in an election of directors of the Company, or the directors of the Company currently in office shall cease to represent a majority of the directors of the Company; or

          (iv) if the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of this Agreement or the Merger.

     (d) By the Company, by written notice to Parent, if the Board of Directors of the Company or any committee thereof determines to, subject to the last sentence of Section 5.02, enter into a definitive agreement or an agreement in principle for an Alternative Proposal.

     8.02 Effect of Termination. (a) If this Agreement is validly terminated by either the Company or Parent pursuant to Section 8.01, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of either the Company or Parent (or any of their respective Representatives or affiliates), except (i) that the provisions of Sections 6.11,
6.12 and this Section 8.02 will continue to apply following any such termination, (ii) that nothing contained herein shall relieve any party hereto from liability for wilful breach of its representations, warranties, covenants or agreements contained in this Agreement and (iii) as provided in paragraph (b) below.

     (b) In the event that (A) Parent terminates this Agreement pursuant to
Section 8.01(c)(i), (ii) or (iii),(B) the Company terminates this Agreement pursuant to Section 8.01(d) or (C) either party terminates this Agreement pursuant to Section 8.01(b)(ii) and any of the events described in Section 8.01(c)(i)(B) or Section 8.01(c)(ii) shall have occurred within six months after such termination, the Company shall pay to Parent $3,000,000 plus an amount equal to all out-of-pocket expenses and fees, not to exceed $1,000,000 in the aggregate, (including, without limitation, fees and expenses payable to all legal, accounting and other professional advisory firms) incurred by Parent in connection with or related to this Agreement and the transactions contemplated hereby, by wire transfer of same day funds, not later than five days after notice of termination pursuant to Section 8.01 was provided. The Company agrees that if it fails to pay timely the termination payment due pursuant to this Section, the amount not timely paid shall bear interest at the rate of 10% per annum accruing from the date such payment was due and continuing until the termination payment is paid in full. In the event that it is necessary for Parent to institute proceedings to seek collection of the termination payment and it is entitled to receive any of the amounts sought in the collection proceeding, in addition to paying such amount the Company shall reimburse Parent for the attorneys' fees and other costs and expenses incurred by Parent in connection with such collection.

     8.03 Amendment. This Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective Boards of Directors of the parties hereto at any time prior to the Effective Time, whether prior to or after the Company Stockholders' Approval shall have been obtained, but after such adoption and approval only to the extent permitted by applicable law. No such amendment, supplement or modification shall be effective unless set forth in a written instrument duly executed by or on behalf of each party hereto.

     8.04 Waiver. At any time prior to the Effective Time any party hereto, by action taken by or on behalf of its Board of Directors, may to the extent permitted by applicable law (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements or conditions of the other parties hereto contained herein. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party extending the time of performance or waiving any such inaccuracy or non-compliance. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.01 Non-Survival of Representations, Warranties, Covenants and
Agreements. The representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger but shall terminate at the Effective Time, except for the agreements contained in Article I and Article II, in Sections 6.08, 6.10, 6.11, 6.12, 6.14, 6.15, 8.02 and this Article IX and the agreements of the "affiliates" of the Company delivered pursuant to Section 6.04, which shall survive the Effective Time.

     9.02 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

     If to Parent or Sub, to:

       Crane Co.
        100 First Stamford Place
        Stamford, CT 06902
        Facsimile No.: 203-363-7274
        Attn: Chairman and Chief Executive Officer

     with a copy to:

       Milbank, Tweed, Hadley & McCloy
        1 Chase Manhattan Plaza
        New York, NY 10005
        Facsimile No.: 212-530-5219
        Attn: Larry Lederman, Esq.

     If to the Company, to:

       Interpoint Corporation
        10301 Willows Road
        P.O. Box 97005
        Redmond, WA 98073-9705
        Facsimile No. 206-869-7402
        Attn: Peter van Oppen
     with a copy to:

       Perkins Coie
        1201 Third Avenue, 40th Floor
        Seattle, Wa 98101
        Facsimile No.: 206-583-8500
        Attn: Linda A. Schoemaker, Esq.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     9.03 Entire Agreement; Incorporation of Exhibits. (a) This Agreement supersedes all prior discussions and agreements among the parties hereto with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement in accordance with its terms, and contains, together with the Confidentiality Agreement, the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

     (b) The Company Disclosure Letter, the Parent Disclosure Letter and any Exhibit attached to this Agreement and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

     9.04 Public Announcements. Except as otherwise required by law or the rules of any applicable securities exchange or national market system, so long as this Agreement is in effect, Parent and the Company will not, and will not permit any of their respective Representatives to, issue or cause the publication of any press release or make any other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld. Parent and the Company will cooperate with each other in the development and distribution of all press releases and other public announcements with respect to this Agreement and the transactions contemplated hereby, and will furnish the other with drafts of any such releases and announcements as far in advance as practicable.

     9.05 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and except as otherwise expressly provided for herein, it is not the intention of the parties to confer third-party beneficiary rights upon any other person.

     9.06 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void, except that Sub may assign any or all of its rights, interests and obligations hereunder to another direct or indirect wholly owned Subsidiary of Parent, provided that any such Subsidiary agrees in writing to be bound by all of the terms, conditions and provisions contained herein. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

     9.07 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define, modify or limit the provisions hereof.

     9.08 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law or order, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

     9.09 Governing Law. Except to the extent that the WBCA is mandatorily applicable to the Merger and the rights of the stockholders of the Constituent Corporations, this Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

     9.10 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     9.11 Certain Definitions.  As used in this Agreement:

     (a) except as provided in Section 6.04, the term "affiliate," as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise;

     (b) a person will be deemed to "beneficially" own securities if such person would be the beneficial owner of such securities under Rule 13d-3 under the Exchange Act, including securities which such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time);

     (c) the term "business day" means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close;

     (d) the term "knowledge" or any similar formulation of "knowledge" shall mean the knowledge of any executive officer of the Company or Parent, as the case may be.

     (e) any reference to any event, change or effect being "material" or "materially adverse" or having a "material adverse effect" on or with respect to an entity (or group of entities taken as a whole) means such event, change or effect is material or materially adverse, as the case may be, to the business, financial condition or results of operations of such entity (or of such group of entities taken as a whole), provided that with respect to the Company, such determination shall be made as if the Spinoff had occurred and Spinoff Sub and the Company were deconsolidated at such time;

     (f) the term "person" shall include individuals, corporations, partnerships, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act);

     (g) the "Representatives" of any entity means such entity's directors, officers, employees, legal, investment banking and financial advisors, accountants and any other agents and representatives;

     (h) the term "Significant Subsidiaries" means, with respect to any party, the Subsidiaries of such party which constitute "significant subsidiaries" under Rule 405 promulgated by the SEC under the Securities Act; and

     (i) the term "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which more than fifty percent (50%) of either the equity interests in, or the voting control of, such corporation or other organization is, directly or indirectly through Subsidiaries or otherwise, beneficially owned by such party; provided that with respect to the Company, unless otherwise expressly indicated herein, Spinoff Sub shall not be deemed a Subsidiary of the Company solely for purposes of Article III of this Agreement.

     9.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officer thereunto duly authorized as of the date first above written.

Attest:                                           CRANE CO.
/s/ AUGUSTUS I. DUPONT                            By: /s/ DAVID S. SMITH
- ---------------------------------------------     ---------------------------------------------
Secretary                                         Name: David S. Smith
                                                  Title: Vice President
Attest:                                           CRANE ACQUISITION CORP.
/s/ AUGUSTUS I. DUPONT                            By: /s/ DAVID S. SMITH
- ---------------------------------------------     ---------------------------------------------
Secretary                                         Name: David S. Smith
                                                  Title: Vice President
Attest:                                           INTERPOINT CORPORATION
/s/ LESLIE S. ROCK                                By: /s/ PETER H. VAN OPPEN
- ---------------------------------------------     ---------------------------------------------
Secretary                                         Name: Peter H. van Oppen
                                                  Title: Chief Executive Officer

                                                                     APPENDIX II

                      WASHINGTON BUSINESS CORPORATION ACT

                                 CHAPTER 23B.13

                               DISSENTERS' RIGHTS

     23B.13.010 DEFINITIONS.  As used in this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

     (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

     23B.13.020 RIGHT TO DISSENT. (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, section 38 of this act, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent RCW 23B.11.040;

          (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a loan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

          (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, sections 17 through 28 of this act, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

     (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:

          (a) The proposed corporate action is abandoned or rescinded;

          (b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          (c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.

     23B.13.030 DISSENT OF NOMINEES AND BENEFICIAL OWNERS. (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

     (2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

          (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

     23B.13.200 NOTICE OF DISSENTERS' RIGHTS. (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (2) If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in RCW 23B.13.220.

     23B.13.210 NOTICE OF INTENT TO DEMAND PAYMENT. (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

     (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

     23B.13.220 DISSENTERS' NOTICE. (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

     (2) The dissenters' notice must be sent within ten days after the effective date of the corporate action, and must:

          (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

          (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

          (e) Be accompanied by a copy of this chapter.

     23B.13.230 DUTY TO DEMAND PAYMENT. (1) A shareholder sent a dissenters' notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

     (2) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

     (3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

     23B.13.240 SHARE RESTRICTIONS. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

     (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

     23B.13.250 PAYMENT. (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

     (2) The payment must be accompanied by:

          (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (b) An explanation of how the corporation estimated the fair value of the shares;

          (c) An explanation of how the interest was calculated;

          (d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

          (e) A copy of this chapter.

     23B.13.60 FAILURE TO TAKE ACTION. (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

     (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.

     23B.13.270 AFTER-ACQUIRED SHARES. (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

     23B.13.280  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.
(1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

          (a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

          (b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

          (c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

     23B.13.300 COURT ACTION. (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

     (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (6) Each dissenter made a party to the proceeding is entitled to judgment
(a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

     23B.13.310 COURT COSTS AND COUNSEL FEES. (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

     (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280;

          (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Chapter 23B.13 RCW.

     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a Delaware corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of a director to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Article. IX of Crane's Certificate of Incorporation provides that the personal liability of directors of Crane is eliminated to the fullest extent permitted by Section 102(b)(7) of the DGCL.

     Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys' fees, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the corporation if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article X of Crane's By-Laws provides that Crane will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that he is or was or has agreed to become a director or officer of Crane, or is or was serving or has agreed to serve at the request of Crane as a director or officer or trustee of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorney' fees) actually and reasonably incurred by such person or on such person's behalf in connection with such action, suit or proceeding if such person acted in accordance with the standard of conduct set forth in Article X of Crane's By-Laws. Article X of Crane's By-Laws further permits Crane to maintain insurance on behalf of any such person against any liability asserted against such person and incurred by such person or on such person's behalf in any such capacity or arising out of his status as such, whether or not Crane would have the power to indemnify such person against such liability under Article X.

     Crane maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to Crane with respect to payments which may be made by Crane to such officers and directors pursuant to the above indemnification provisions or otherwise as a matter of law.

     Crane has entered into agreements with each of its directors and officers pursuant to which Crane has agreed to indemnify such directors and officers, and to advance expenses in connection therewith, to the fullest extent permitted by law, and to maintain directors' and officers' liability insurance on behalf of such indemnified persons unless, in the business judgment of the Board of Directors of Crane, the premium cost for such insurance is substantially disproportionate to the amount of coverage or the coverage is so limited by exclusions that there is insufficient benefit from such insurance. The agreements further provide that, if indemnification is not available, then in any case in which Crane is jointly liable with the indemnified person Crane will contribute to the fullest extent permitted by law to the amount of expenses, judgments, fines and settlements paid or payable by the indemnified person in such proportion as is appropriate to reflect the relative benefits received, and the relative fault of, Crane and the indemnified person. Such rights cannot be modified, except as required by law, by any change in Crane's Certificate of Incorporation or By-Laws.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

     The exhibits to this Registration Statement are listed in the accompanying
Exhibit Index and are filed (except where otherwise indicated) as part of this Registration Statement.

     (b) No financial statement schedules are required to be filed.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (c) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any lability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, Crane Co. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, and the State of Connecticut, on September 9, 1996.

                                          CRANE CO.

                                          By /s/ R. S. EVANS

                                            ------------------------------------
                                            R. S. Evans
                                            Chairman of the
                                            Board and Chief Executive
                                            Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Augustus I. duPont and Thomas J. Ungerland, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and revocation for him in his name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                              TITLE                       DATE
- ------------------------------------------  ----------------------------    -------------------
/s/  R. S. EVANS                            Chairman of the Board and       September 9, 1996
- ------------------------------------------  Chief Executive Officer
R. S. Evans                                 (Principal Executive
                                            Officer)
/s/  D. S. SMITH                            Vice President Finance and      September 9, 1996
- ------------------------------------------  Chief Financial Officer
D. S. Smith                                 (Principal Financial
                                            Officer)
/s/  M. L. RAITHEL                          Controller                      September 9, 1996
- ------------------------------------------  (Principal Accounting
M. L. Raithel                               Officer)
/s/  M. ANATHAN, III                        Director                        September 9, 1996
- ------------------------------------------
M. Anathan, III
/s/  E. T. BIGELOW, JR.                     Director                        September 9, 1996
- ------------------------------------------
E. T. Bigelow, Jr.

                SIGNATURE                              TITLE                       DATE
- ------------------------------------------  ----------------------------    -------------------
/s/  R. S. FORTE                            Director                        September 9, 1996
- ------------------------------------------
R. S. Forte
/s/  D. R. GARDNER                          Director                        September 9, 1996
- ------------------------------------------
D. R. Gardner
/s/  J. GAULIN                              Director                        September 9, 1996
- ------------------------------------------
J. Gaulin
/s/  D. C. MINTON                           Director                        September 9, 1996
- ------------------------------------------
D. C. Minton
/s/  C. J. QUEENAN, JR.                     Director                        September 9, 1996
- ------------------------------------------
C. J. Queenan, Jr.
/s/  B. YAVITZ                              Director                        September 9, 1996
- ------------------------------------------
B. Yavitz

                                 EXHIBIT INDEX

EXHIBIT NO.                                  DESCRIPTION                                 PAGE NO.
- -----------   -------------------------------------------------------------------------  --------
    2.1*      Agreement and Plan of Merger, dated as of July 1, 1996, by and among
              Crane Co., Crane Acquisition Corp. and Interpoint Corporation (included as Appendix I to the Proxy Statement/Prospectus that forms a part of this
              Registration Statement)..................................................
    3.1       Crane Co. Certificate of Incorporation, as amended (incorporated by reference to Exhibit D to Crane Co.'s Annual Report on Form 10-K for the
              fiscal year ended December 31, 1987 -- Commission File No. 1-1657).......
    3.2       Crane Co. By-Laws, as amended (incorporated by reference to Exhibit A to
              Crane Co.'s Annual Report on Form 10-K for the fiscal year ended December
              31, 1995 -- Commission File No. 1-1657)..................................
    4.1       Preferred Share Purchase Rights Agreement dated as of June 27, 1988
              (incorporated by reference to Exhibit 1 to Crane Co.'s Report on Form 8-K filed on July 12, 1988 -- Commission File No. 1-1657)....................
    4.2       Amendment to Preferred Share Purchase Rights Agreement dated as of June
              25, 1990 (incorporated by reference to Exhibit 1 to Crane Co.'s Report on
              Form 8-K filed on June 29, 1990 -- Commission File No. 1-1657)...........
    4.3*      Certificate of Designation of Series A Junior Participating Preferred
              Stock....................................................................
    4.4       Indenture, dated as of April 1, 1991, between Crane Co. and the Bank of
              New York (incorporated by reference to Exhibit 4 to Crane Co.'s
              Registration Statement No. 33-39658).....................................
    5.1*      Opinion of Milbank, Tweed, Hadley & McCloy as to the legality of the
              Crane Common Stock being registered......................................
    8.1*      Form of opinion of Milbank, Tweed, Hadley & McCloy as to certain federal income tax consequences..................................................
    8.2       Form of opinion of Perkins Coie as to certain federal income tax consequences (incorporated by reference to Exhibit 8.1 to Advanced
              Digital Information Corporation's Registration Statement on Form
              10 -- Commission File No. 0-21103).......................................
   10.1       Forms of Employment/Severance Agreement between Crane Co. and its
              Executive Officers (form I and form II) (incorporated by reference to
              Exhibit C to Crane Co.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1994 -- Commission File No. 1-1657)...................
   10.2       E.V.A. Incentive Compensation Plan for Executive Officers (incorporated by reference to Exhibit B to Crane Co.'s Annual Report on Form 10-K for
              the fiscal year ended December 31, 1994 -- Commission File No. 1-1657)...
   10.3       Crane Co. Restricted Stock Award Plan, as amended through May 6, 1996
              (incorporated by reference to Exhibit 4.3 to Crane Co.'s Registration
              Statement on Form S-8 filed June 24, 1996 -- File No. 33-06735)..........
   10.4       Form of Restricted Stock Award Agreement -- Incentive Award (incorporated by reference to Exhibit 4.4 to Crane Co.'s Registration Statement on Form
              S-8 filed June 24, 1996 -- File No. 33-06735)............................
   10.5       Form of Restricted Stock Award Agreement -- Incentive Award-Executive
              Officer (incorporated by reference to Exhibit 4.5 to Crane Co.'s
              Registration Statement on Form S-8 filed June 24, 1996 -- File No.
              33-06735)................................................................
   10.6       Form of Restricted Stock Award Agreement -- Time Vesting (incorporated by reference to Exhibit 4.6 to Crane Co.'s Registration Statement on Form
              S-8 filed June 24, 1996 -- File No. 33-06735)............................

EXHIBIT NO.                                  DESCRIPTION                                 PAGE NO.
- -----------   -------------------------------------------------------------------------  --------
   10.7       Crane Co. Non-Employee Directors Restricted Stock Award Plan, as amended through May 10, 1993 (incorporated by reference to Exhibit B to Crane
              Co.'s Annual Report on Form 10-K for the fiscal year ended December 31,
              1994 -- Commission File No. 1-1657)......................................
   10.8       Form of Indemnification Agreements entered into with each director and executive officer of Crane Co. (incorporated by reference to Exhibit C to
              Crane Co.'s definitive proxy statement filed in connection with Crane
              Co.'s April 27, 1987 Annual Meeting).....................................
   10.9       Crane Co. Retirement Plan for Non-Employee Directors (incorporated by reference to Exhibit E to Crane Co.'s Annual Report on Form 10-K for the
              fiscal year ended December 31, 1988 -- Commission File No. 1-1657).......
   10.10      Crane Co. Stock Option Plan, as amended as of February 27, 1995
              (incorporated by reference to Exhibit 4(a) to Crane Co.'s Registration
              Statement on Form S-8 filed on May 17, 1995 (File No. 33-59389)).........
   10.11      Form of Separation Agreement between Advanced Digital Information
              Corporation and Interpoint Corporation (incorporated by reference to
              Exhibit 2.1 to Advanced Digital Information Corporation's Registration
              Statement on Form 10 -- Commission File No. 0-21103).....................
   10.12      Form of Tax Allocation Agreement between Advanced Digital Information
              Corporation and Interpoint Corporation (incorporated by reference to
              Exhibit 10.2 to Advanced Digital Information Corporation's Registration
              Statement on Form 10 -- Commission File No. 0-21103).....................
   21.1       List of subsidiaries of Crane Co. (incorporated by reference to Exhibit
              21 to Crane Co.'s Annual Report on Form 10-K for the fiscal year ended
              December 31, 1995 -- Commission File No. 1-1657).........................
   23.1*      Consent of Milbank, Tweed, Hadley & McCloy (included in Exhibit 5.1).....
   23.2*      Consent of Perkins Coie..................................................
   23.3*      Consent of Deloitte & Touche LLP.........................................
   23.4*      Consent of Price Waterhouse LLP..........................................
   23.5*      Consent of KPMG Peat Marwick LLP.........................................
   24.1*      Power of Attorney (included on signature page of this Registration
              Statement)...............................................................
   99.1*      Form of Interpoint Corporation Proxy.....................................
   99.2*      Form of Consulting Agreement between Peter van Oppen and
              ELDEC Corporation........................................................

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* Filed herewith.

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